05010494

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Nordea Bank AB (publ)**

***CURRENT ADDRESS** **Hamngatan 10**
SE-105 71 Stockholm
Sweden

****FORMER NAME** **Nordbanken AB (publ)**

****NEW ADDRESS**

FILE NO. **82- 4184** **FISCAL YEAR 2004** -12-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[X]
12G32BR	(REINSTATEMENT)	[ ]	SUPPL (OTHER)	[ ]
DEF 14A	(PROXY)	[ ]		

OICF / BY: S. Min

DATE:08/16/05

Nordea

Annual Report 04

Nordea Annual Report 2004 is the formal report audited by the Nordea auditors including the Board of Directors report, the full sets of financial accounts and notes. Nordea Annual Review 2004 is a review of the business development in the Nordea Group in 2004 including an overview of its strategy and business areas.

The parent company, Nordea AB (publ), has been granted a bank charter and changed its name to Nordea Bank AB (publ) as of 30 January 2004.

Contents

Highlights of 2004

January
Nordea takes yet another step towards simplifying its legal structure and to become a European Company. The parent company, Nordea AB (publ), was granted a bank charter and thus changed its name to Nordea Bank AB (publ) as of 30 January 2004.

February
Nordea's real estate divestment process continues as further properties in Finland are sold.

March
Nordea outsources paper based payment services in response to decreased demand of paper-based services. The long-term agreement reduces costs yet maintains services.

Nordea completes the repurchase of own shares in relation to the decision by the Board of Directors on 29 October 2003. A total of 145 million shares, or approx. 5% of the total shares in the company, has been repurchased.

April
Nordea completes its real estate divestment process by the sale of central business district properties in Finland, Norway and Sweden. Following the completion, Nordea owns no major properties.

Nordea's first quarter results show operating profit up 54% and more than doubled net profit compared to the same period 2003.

June
Nordea outsources debt-collection operations in Sweden in line with its strategy to focus on core business.

Nordea divests 17 per cent of Bankgirot reducing its ownership stake to 10 per cent according to the conditions stipulated by the EU Commission in connection with Nordea's acquisition of Postgirot.

August
Nordea and Standard & Poor's sign an exclusive agreement that provides Nordea's customers with the broadest and most comprehensive range of company research in the Nordic market. The agreement is the first of its kind worldwide.

Nordea's half-year results show operating profit up 15% and net profit up 64% compared to the same period 2003.

September
Nordea receives global e-banking award from The Banker magazine motivated by the facts that Nordea's e-banking services are the most widely used in the world with most transactions and a steady growth of e-banking customers.

Nordea announces plans to transform Nordea Liv I (former Livia) in Sweden into a demutualised company and asks policyholders to vote for demutualisation.

Nordea makes its retail banking organisation more Nordic and appoints Peter Schütze as head of Retail Banking and Frans Lindelöw as deputy head of Retail Banking.

Nordea adds two new members to Group Executive Management, Lena Eriksson and Frans Lindelöw.

October
Nordea's results for the first three quarters show operating profit up 15% and net profit up 15% compared to the same period last year.

The Board of Nordea Bank AB (publ) decides, within the framework of the authorisation by the Annual General Meeting, to reactivate the repurchase programme to buy back up to a maximum of 139 million of its own shares (equivalent to approximately 5% of the total shares).

November
Financial News, the leading weekly newspaper for the European securities, investment banking and asset management industries rate Nordea Nordic asset manager of the year.

Nordea revises its financial targets stressing continuous improvement and flat costs through 2007.

December
The number of Nordea customers who use Internet services has now passed 4 million.

Key financial figures

Operational income statement

Group EURm	2004	2003	Change %
Net interest income	3,510	3,366	4
Net commission income	1,639	1,486	10
Trading income	481	567	–15
Other income	90	220	–59
Total income	**5,720**	**5,639**	**1**
Staff costs	–1,892	–2,101	–10
Profit sharing	–60	–46	30
Other expenses	–1,532	–1,526	0
Total expenses	**–3,484**	**–3,673**	**–5**
Profit before loan losses	**2,236**	**1,966**	**14**
Loan losses, net	–27	–363	–93
Equity method	48	57	–16
Profit before investment earnings and insurance	**2,257**	**1,660**	**36**
Investment earnings, banking	8	170	–95
Operating profit, life insurance	180	149	21
Goodwill amortisation and write-downs	–161	–167	–4
Operating profit	**2,284**	**1,812**	**26**
Real estate sales and write-downs, net	300	–115	
Taxes	–667	–205	
Minority interests	–3	–2	
Net profit	**1,914**	**1,490**	**28**

Ratios and key figures (see business definitions page 102)		
Earnings per share, EUR	0.69	0.51
Share price, EUR, end of period	7.43	5.95
Shareholders' equity per share [1, 2], EUR	4.59	4.28
Shares outstanding [1, 2], million	2,735	2,846
Return on equity excluding goodwill [3], %	20.2	16.7
Return on equity, %	15.7	12.3
Loans and advances to the public [1], EURbn	161	146
Deposits and borrowings from the public [1], EURbn	104	96
Shareholders' equity [2], EURbn	13	12
Total assets [1], EURbn	276	262
Assets under management [1], EURbn	131	113
Cost/income ratio, banking [4], %	60	63
Cost/income ratio, excluding investment earnings, %	60	64
Tier 1 capital ratio [1], %	7.3	7.3
Total capital ratio [1], %	9.5	9.3
Risk-weighted assets [1], EURbn	145	134
Number of employees (full-time equivalents) [1]	28,929	30,674

1 End of period.

2 Total shares registrated was 2,847 (2,928) million. Number of repurchased shares in Nordea Bank AB (publ) was 111.7 (81.6) million. A reduction of share capital through cancellation of repurchased shares was registered on 26 October 2004. The reduction has been made through retirement without payment of 81.6 million shares repurchased in 2003. Average number of outstanding shares Jan–Dec 2004 was 2,789 million (Jan–Dec 2003 2,921 million). Dilution is not applicable.

3 Net profit before minority interests and goodwill amortisation/write-down as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

4 Total expenses divided with the sum of total income, equity method and investment earnings, banking.



Increasing ambitions

We have delivered on our priorities and targets and we have made significant headway in our ability to continuously improve performance. Although market conditions are challenging with increasing competition, we are well positioned to capture growth opportunities. We have now raised our level of ambition and adjusted our financial targets accordingly.

2004 – a successful year for Nordea

For Nordea the year 2004 proved to be a successful one. We have for the second year in succession delivered total shareholder return in the top three of our European peer group. Total income increased by 1%, or 3% excluding one-off items in 2003, despite competitive pressure.

Costs decreased by 5%.

Loan losses were close to zero reflecting Nordea's conservative risk profile and high credit portfolio quality.

Operating profit and net profit went up by 26% and 28% respectively.

Based on our improved financial performance and aligned with our dividend policy, the Board proposes a dividend per share of EUR 0.28 for 2004 – 12% above last year's dividend.

Delivering on 2002 priorities and financial targets

In 2002, we experienced a deteriorating performance, and a perception of disappointment among investors led to a drop in our share price. We defined top priorities for short-term performance improvements including quality and stability of earnings, capital efficiency, and credit quality. A strong commitment to manage costs and reduce complexity was established throughout the organisation.

The overall heading for our efforts was focus, speed and performance.

Since then Nordea has implemented new and improved business models for Life & Pensions and Investment Banking and divested General Insurance, thereby significantly reducing volatility of earnings.

Focus on our core business included divestment of real estate assets and other substantial non-core businesses.

We have increased our off-balance-sheet business and have implemented an economic capital framework, thus contributing to improved capital efficiency.

Nordea has repurchased own shares in the amount of EUR 1.2bn and paid dividends worth EUR 1.4bn during 2003 and 2004.

Our credit portfolio is more than 90 per cent Nordic, loan losses are down and costs in nominal terms have been reduced by 7 per cent compared to 2002.

All stakeholder groups have rewarded us.

Customer satisfaction has increased in the most attractive customer segments, and on an overall level Nordea has more satisfied customers than ever before.

Satisfaction and motivation among our employees have moved forward, Nordea's reputation is on a positive trend, and investors, analysts and the media now see that our total shareholder return is in the top quartile of our European peer group.

This is gratifying and it provides yet another good reason and a strong platform to become even better.

Increasing ambitions

Competition in the financial services industry is gaining intensity, leaving less room for the average players. In this highly competitive environment the key is to leverage on one's strengths, to master transformation and maintain focus and speed.

We need to focus on income growth by staying close to the market and customers, and by concentrating on teamwork and customer orientation. And that's what transformation is all about: focus, speed, and ultimately, performance.

Having delivered on promises and targets, we expect to do even better. To reach a higher level of performance, one always needs to raise ambitions and targets. This we have done.

Our strategic direction and prudent cost and risk management is unchanged, but the ambition level is raised.

The overall ambition is to achieve leading positions in all Nordic markets, and to establish a European platform in selected markets and segments.

We aim at increasing our return on equity – in stages – to the level of top peers through revenue growth, continued flat costs and with excess capital returned to shareholders.

New financial targets

The new level of ambition is reflected in new financial targets as follows:

- Total shareholder return in the top quartile of our European peer group
- Return on equity above 15 per cent this year and 17 per cent or in line with top Nordic peers from 2007 onwards
- Unchanged costs through 2007 compared to 2004 and
- Continuous improvement of our cost/income ratio as a supporting performance indicator

We have raised our return on equity target by 3 percentage points and extended our flat-cost target by three years.

Though challenging, this is definitely within reach.

Revenue growth at unchanged costs

Achievement of our increasingly ambitious goals calls for the right strategic direction and strong mindset.

At the same time the Nordic financial services industry presents many challenges. The industry is characterised by excess capacity, low interest rates and fierce competition.

The Nordic market is strongly dependent on the overall macroeconomic environment, and developments in financial markets including corporate investment activity, consumer confidence and the housing markets.

But growth opportunities are available in the Nordic market: the macroeconomic outlook is stable, long-term growth is evident in different savings instruments, consumer lending is gaining momentum and all in all financial markets are in recovery.

Nordea has competitive advantages in this scenario of market challenges and opportunities.

One of Nordea's main strengths is our large customer base, comprising 11 million individuals and companies.

We have the strongest distribution power in the Nordic region with 1,200 branches, a leading position in e-banking plus an extensive network of contact centres.

And we have additional advantages of size, scale and scope as reflected in our EUR 276 bn total assets, EUR 131 bn assets under management and EUR 21.2 bn market capitalisation.

So, it is basically a question of reaping the full benefits of our strengths.

Almost everything we do we can do better

We have now begun to improve our sales focus and behaviour and to speed-up product innovation.

We aim to master transformation by enhancing our change-management capacity and by continuing the reduction of complexity.

We are simply focused on taking Nordea to its new ambition level.

I say this bearing in mind the results that we have realised during the last couple of years, and I would like to thank all colleagues throughout the Group for their very dedicated efforts in the achievement of these results.

On behalf of everyone in the Group I can assure you: we are rising to the challenge.

And, almost everything we do we can do better.

Best regards

Lars G Nordström

Board of Directors' report

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,198 bank branches. The Nordea Group is a world leader in Internet banking, with 4.0 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Group organisation

Retail Banking has customer responsibility for personal as well as most corporate customers in Nordea and develops, markets and distributes a broad range of financial products and services.

Corporate and Institutional Banking delivers a wide range of products and services to Nordea's largest corporate customers as well as to institutional customers. Corporate and Institutional Banking has customer responsibility for corporate customers which are listed on the key stock exchanges and e.g. customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's activities in Poland and the Baltic countries are part of Corporate and Institutional Banking.

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Nordea Bank AB (publ), org. no. 516406-0120 (domicile: Stockholm) is the parent company of the Nordea Group.

The Annual report for the parent company year 2003 was prepared in accordance with the Annual Accounts Act. However, as the company changed names and registration number on 30 January 2004 to Nordea Bank AB (publ), the figures for year 2003 have been re-calculated in accordance with the Annual Accounts Act of Credit Institutions. The former name was Nordea AB (publ), org. no. 556547-0977. The company's banking charter was approved on 16 January and registered on 30 January 2004.

The support functions are Group Processing and Technology, Group Corporate Centre, Group Credit and Risk Control and Group Legal and Compliance.

Legal Structure

In 2004, Nordea took further steps to simplify its legal structure. The parent company, Nordea AB (publ), was granted a bank charter and thus changed its name to Nordea Bank AB (publ) on 30 January 2004. Nordea Bank Sweden (publ) was subsequently merged into Nordea Bank AB (publ). The Swedish Financial Supervisory Authority approved the merger, which took effect on 1 March 2004.

The aim is that Nordea Bank AB (publ) will be converted into a European company, a "Societas Europaea", ("SE"), in accordance with the European Company Statute. The SE will be legally domiciled in Sweden and the conversion will be accomplished through mergers with the other banks in the Group. The conversion is conditional on, among other things, Nordea obtaining necessary approvals from the relevant authorities and is expected to lead to improved operational efficiency, reduced operational risk and complexity as well as enhanced capital efficiency.

Nordea is continuing the preparation for this conversion hence awaiting that the regulatory and legislative framework in Europe will come in place, particularly the EU Commission's review of issues relating to the operation of deposit guarantee schemes in the EU and EEA countries. Following a satisfactory solution to these challenges the final conversion process in itself is estimated to take up to one year from start to execution. Even though significant progress has been made, it is not realistic to expect the transformation to be completed at the end of 2005.

Business development in 2004

The focus on core business continued in 2004, and several non-core activities were outsourced or divested.

Real-estate divestment

Nordea completed its real estate divestment process in 2004 by the sale of central business district properties in Finland, Norway and Sweden. The properties and real estate shares divested in 2003 and 2004 represent an aggregated book value of approx. EUR 1.5bn. The net financial effect of the total real estate disposals was a gain of approx. EUR 185m. Following the completion, Nordea owns no major properties. The transaction includes lease agreements with durations of up to 25 years.

New model for equity research

Nordea and Standard & Poor's signed an exclusive agreement whereby Nordea's customers gain access to Standard & Poor's independent equity research on 200 Nordic stocks and 1,500 international companies. Nordea closed its Nordic company research department within Markets. The agreement with Standard & Poor's is expected to significantly improve the equity research offering and ensure independency without increasing the cost base.

Demutualisation of Nordea Liv

Nordea plans to transform Nordea Liv I (former Livia) in Sweden into a demutualised company on 1 January 2006. The policyholders of Nordea Liv I voted in the autumn 2004 in favour of a demutualisation. Nordea is the owner of the company and will be the guarantor when the company is demutualised and will thus ensure financial strength and stability. The Swedish Financial Supervisory Authority will scrutinise the demutualisation proposal to safeguard the rights of the policyholders.

In the transformation of Nordea Liv I, capital will be injected to increase the solvency ratio. To arrive at a solvency ratio of 2, the capital required, based on current scenarios, would be approximately SEK 800m. Capital is to be injected as a combination of share capital and subordinated loan capital.

New financial targets and capital structure policy

In November 2004, the Board of Directors decided on revised financial targets for Nordea in the period 2005 through 2007.

Total shareholder return, %
In the top quartile of European peer group.

Return on equity (RoE), %
Above 15% in 2005 and above 17% or in line with level of top Nordic peers from 2007.

New accounting principles will apply as of 1 January 2005. The target of 15% from 2005 equals approx. 18% with Nordea's previous way of calculating return on equity (excluding goodwill also in the equity base).

Costs
Same cost level through 2007 as in 2004.

Supporting target - Cost/income ratio, %
Continuous improvement.

The Board of Directors also decided the following capital structure policy:

Dividend payout ratio, %
Dividend payment will normally exceed 40 percent of the net profit for the year. Nordea will ensure competitive and predictable dividends.

Tier 1 capital ratio, %
Efficient use of capital will contribute to achieving the profitability target and shareholder value creation. Nordea aims at a Tier 1 capital ratio above 6.5% and a total capital ratio not lower than 9%. Recurring repurchase programmes and an increasing use of hybrid capital will contribute to efficient use of capital.

Comments to the Operational Income statement

Result summary 2004
Operating profit increased by 26% compared to 2003 and reached EUR 2,284m. Net profit increased by 28% to EUR 1,914m, a record result for Nordea.

Strong sales within the personal as well as corporate segment influenced revenues positively. Total revenues increased by 1%. Increased business volumes and active asset-liability management more than outweighed the negative effects of lower short-term interest rates on deposit margins and the competitive market environment. Excluding the non-recurring revenues in 2003, total revenues in 2004 increased by 3%.

Further efficiency gains were realised and costs were reduced by 5%. Loan losses were sharply reduced and the credit portfolio is considered to be of a good overall quality.

Income
Net interest income increased by 4% to EUR 3,510m supported by increasing volumes in most segments. Mortgage lending to personal customers expanded significantly and volumes increased by 15% to EUR 56bn. Nordea has increased its market shares within mortgage lending in all Nordic markets except Finland. Consumer lending to personal customers increased by 8% to EUR 17bn.

Lending to small and medium-sized corporates increased by 8% to EUR 59bn. In the large corporate sector, on-balance sheet lending was stable. In total, loans and advances to the public increased by 11% to EUR 161bn.

Increased price competition and customers' improved creditworthiness had a negative effect on lending margins in all segments even though margins were stable in the fourth quarter.

Deposits increased by 9% to EUR 104bn. Falling short-term interest rates had a negative impact on deposit margins compared to last year. The effect was mitigated by the active asset-liability management related to retail deposits. By the end of the year, approx. EUR 19bn had been hedged, representing approx. 2/3 of the targeted deposit volumes. The total positive net effect on net interest income in 2004 is approx. EUR 50m compared to 2003.

Net commission income increased by 10% to EUR 1,639m. Deposit and payments commissions increased by 5% to EUR 800m reflecting growth in the number of payment transactions, in particular card payments. Commissions from brokerage increased by 50% to EUR 161m following improved equity markets. Asset-management-related commissions increased by 10% to EUR 516m. Assets under management (AuM) increased by 16% to EUR 130.6bn.

Trading income decreased by 15% to EUR 481m. A very strong first quarter supported by volume growth in all segments was followed by declining trading income in the second and third quarter as a result of reduced customer activity and low volatility in the financial markets. In the fourth quarter, customer activity increased in all product areas and trading income improved.

Other income decreased by 59% to EUR 90m. In 2003, Nordea undertook a number of divestments in line with its strategy to focus on core business. This resulted in non-recurring gains of EUR 110m, increasing other income in that year.

Expenses
Total expenses continued to decrease and were reduced by 5% to EUR 3,484m which was clearly below the stated target of unchanged costs compared to 2003.

Staff costs decreased by 10% to EUR 1,892m. Underlying staff costs, adjusted for restructuring charges, variable salaries, currency fluctuations and outsourcing, were reduced by 6%. In 2004, the number of employees, measured by full-time equivalents, was reduced by 1,745 of which 220 as a result of outsourcing.

Other expenses were stable at EUR 1,532m. Underlying other costs were reduced by 2%.

The outsourcing of certain non-core activities has resulted in falling staff costs and an increase in other expenses. Information technology costs thus increased by 8% to EUR 440m. Total IT-related cost decreased by 2% in 2004. Marketing expenses increased by 15% during 2004 to EUR 94m as a result of intensified marketing activities mainly to personal customers. Expenses for rents and premises increased by 5% to EUR 340m. This includes provisions for future rents of vacant premises following the reduction of employees and more efficient use of office space. Other expenses, including travel, consultants etc decreased by 7% to EUR 470m.

The provision for profit-sharing amounted to EUR 60m in 2004 compared to EUR 46m in 2003 following the improved performance.

Loan losses
Loan losses amounted to EUR 27m compared to EUR 363m in 2003. Loan losses corresponded to 0.02% of total loans and guarantees. The credit portfolio is considered to have a good overall quality.

Investment earnings, banking
Investment earnings, banking, were EUR 8m compared to EUR 170m in 2003. The new investment risk framework outlined on page 56 has a significant impact on the comparison year-on-year.

Life insurance
Operating profit from Life Insurance increased by 21% to EUR 180m reflecting the positive effects of the changed business model in the life business. The Life result has been stable on a high level throughout the year. Premiums written increased by 10% compared to 2003.

Equity method
Profit from companies accounted for under the equity method decreased by 16% to EUR 48m.

Real estate holdings
Nordea completed its real estate divestment process by the sale of central business district properties in Finland, Norway and Sweden in the second quarter. A gain of EUR 300m was reflected in the second quarter accounts 2004. In the fourth quarter 2003, a write-down of EUR 115m was reflected. Nordea now owns no major properties.

Taxes
The effective tax rate amounted to 25.8% compared to 12.1% in 2003. In 2003, the tax rate was lowered by the deferred tax asset of EUR 300m as a result of the change in the Group's legal structure whereby a tax loss materialised in Nordea Bank Finland Plc.

Net profit
Net profit amounted to EUR 1,914m corresponding to EUR 0.69 per share and a return on equity of 20.2% (excluding goodwill). Adjusted for the impact of the real estate gain in the second quarter, earnings per share were EUR 0.58 and return on equity was 17.4% (excluding goodwill).

Financial structure
The total balance sheet increased by EUR 14bn, or approx. 5%, during 2004. All balance sheet items in foreign currencies are translated to EUR at the actual year-end currency exchange rates. See Note 1 for more information regarding accounting policies.

The increased balance sheet reflects higher business volumes and value changes during the year. The growth has been financed through a variety of sources, of which deposits from customers is the most significant. Nordea has a strong capital position and diversified funding base, reflecting an overall sound financial structure.

Assets
Loans and advances to credit institutions decreased by approx. EUR 8bn, reflecting reduced activities in short-term lending to credit institutions.

Loans and advances to the public increased by approx. EUR 16bn. Mortgage lending to personal customers increased by 15% to EUR 56bn while consumer lending to personal customers increased by 8% to EUR 17bn. Lending to small and medium-sized corporates increased by 8% to EUR 59bn. The effect of stronger NOK and SEK compared to last year-end increased lending approx. EUR 0,3bn.

Bonds and other interest-bearing securities decreased by approx. EUR 6bn, reflecting a somewhat lower liquidity buffer compared to the end of 2003.

Other assets, banking, increased by approx. EUR 8bn, mainly reflecting an increased volume of derivatives. The increase compared to the end of 2003 is related to both new transactions and value changes during the year. The growth in Markets' business volumes has led to a higher book value on the outstanding derivatives contracts. In addition, the value of existing contracts has increased during the year. Derivatives are disclosed gross in the balance sheet. A net present value is calculated on each transaction. If the value is positive the transaction is booked as an asset and vice versa, see note 1, 30, 36, 45 and 47 for more information. The net present values are directly linked to changes in interest and/or currency rates during the life of the contracts. The value of derivative contracts is disclosed within the lines "Other assets, banking" and "Other liabilities, banking".

Tangible assets decreased as a result of the finalisation of the divestment program for real estate.

Liabilities
Deposits by credit institutions increased by approx. EUR 1bn. The growth stems from increases in all types of relevant debt instruments.

Deposits and borrowings from the public increased by approx. EUR 9bn. The underlying growth in deposits was approx. EUR 8bn when excluding currency effects.

Debt securities in issue decreased by approx. EUR 5bn. The issued securities mainly comprise short-term debt instruments with maturity below one year. The change is mainly reflecting the increase in deposits from the public, leading to a reduced need for borrowings in the capital/money markets.

Provisions and other liabilities, banking increased by approx. EUR 6bn. See text on Other assets, banking above.

The Nordea share
The market capitalisation of Nordea at the end of 2004 was EUR 21.2bn compared to EUR 17.5bn at the end of 2003. Ranked by market capitalisation Nordea was the fifth largest company in the Nordic area and the largest among Nordic financial groups. During the year the share price of Nordea appreciated by 24.1% on the Stockholm Stock Exchange from SEK 54.00 on 30 December 2003 to SEK 67.00 on 30 December 2004. The daily prices listed for the Nordea share during 2004 (closing prices at Stockholm Stock Exchange) ranged between SEK 48.70 and SEK 67.75.

Shareholders
With approximately 487,000 registered shareholders as at 31 December 2004, Nordea has one of the largest shareholder bases of all Nordic companies. The number of Nordea shareholders registered in Denmark is approximately 291,000, in Finland 198,000 and in Sweden 88,000. See note 52 for detailed information.

Repurchase of own shares
On 22 March 2004 Nordea Bank AB (publ) completed the repurchase of own shares in relation to the mandate from the AGM and the decision by the Board of Directors on 29 October 2003. A total of 145 million shares, or approximately 5% of the total shares in the company were repurchased. The Annual General Meeting decided on 31 March 2004 to reduce the share capital by reduction through retirement, without payment, of the 81,608,500 shares that were repurchased in 2003. The reduction was registered on 26 October 2004. Consequently Nordea Bank AB (publ) still holds 63,391,500 shares bought under the Board decision of 29 October 2003.

Following the authorisation from the Annual General Meeting on 31 March 2004, the Board of

Directors on 27 October 2004 decided to reactivate the repurchase programme to buy back up to a maximum of 139 million of its own shares (equivalent to approximately 5% of the total number of shares in the company).

Under the repurchase programme of 27 October 2004 Nordea Bank AB (publ) had by the end of 2004 repurchased 48,263,000 of its own shares or 1.7% of outstanding shares. The shares were purchased at an average price of SEK 64.18. In total at the end of 2004 Nordea Bank AB (publ) held 111,654,500 shares bought under 2004.

Proposed dividend

The Board of Directors of Nordea proposes a dividend of EUR 0.28 per share. The total dividend payment for 2004 would then be EUR 766m corresponding to 40% of the net profit after tax. The dividend yield calculated on the share price 30 December 2004 is 3.8%. The proposed record date for the dividend is 13 April 2005 and dividend payments are scheduled to be made on 20 April 2005. The dividend is denominated in EUR, though payments are made in the local currency of the country where the shares are registered. Dividend payments can be made in EUR if the shareholder has a EUR account registered with the relevant securities register.

Rating

See page 103 for information on the Ratings of the Nordea Group.

Personnel

The average number of employees in the Group was reduced by 8% or 2,721 employees to 30,380 during 2004.

Personnel expenses and the division between countries and gender are disclosed in note 8.

Incentive schemes

A full description of the Profit sharing and incentive schemes in Nordea can be found on page 18. In 2004, reservations for profit sharing amounted to EUR 60m.

Legal proceedings

Within the framework of the normal business operations, the Group faces a number of claims in lawsuits and other disputes, most of which involve relatively limited amounts. None of these disputes is considered likely to have any significant adverse effect on the Group or its financial position.

Important events after 31 December 2004

In connection with the merger of the trading systems at the Helsinki and Stockholm stock exchanges announced in September 2004 the Stockholm Stock Exchange requested Nordea to delist the EUR share from the Stockholm Stock Exchange. Considering the limited interest in the EUR share and the resulting low liquidity, Nordea decided to comply with this request. The last trading date for Nordea Bank AB EUR shares at the Stockholm Stock Exchange was 28 February 2005.

Outlook

Markets remain competitive and the challenging margin trend is expected to continue in 2005. However, Nordea's performance in 2004 supports the overall increased ambition level communicated at the Capital Markets Day on 30 November 2004. Nordea is well positioned to deliver results in accordance with the revised financial targets.

Based on the overall quality of the credit portfolio and the present economic outlook for the Nordic countries the loan loss ratio is expected to continue to be low. However, loan losses cannot reasonably be expected to be at the very low level experienced in 2004.

Annual General Meeting

The Annual General Meeting of shareholders will be held on Friday 8 April 2005 in Aula Magna, Stockholm University at 10.00 (CET) with the possibility to participate through telecommunication, in Helsinki at 11.00 Finnish time at Messukeskus and in Copenhagen at 10.00 (CET) in Bella Center.

Corporate governance

Corporate governance in Nordea follows generally adopted principles of corporate governance including the rules and principles set forth in the new Swedish Code of Corporate Governance (the Code). Nordea further applies the rules and recommendations of the capital markets where Nordea is listed: the Stockholm Stock Exchange and the exchanges in Copenhagen and Helsinki. A high degree of transparency is maintained in respect of the Group based on correct, relevant and timely information.

Pursuant to the provisions of the Swedish Companies Act, the Articles of Association and the internal instructions laid down by the Board of Directors the control and management of Nordea is divided among the shareholders (in a General Meeting), the Board of Directors and the President and CEO.

The shareholders exercise their voting rights at the General Meeting. At the General Meeting decisions are taken regarding the annual accounts, dividend, election of the Board of Directors and auditors, remuneration to Board members and auditors as well as other key matters in accordance with applicable Swedish legislation, the Articles of Association as well as the Code. General Meetings of Nordea are held in Stockholm with the possibility to participate through telecommunication in Helsinki and in Copenhagen. The proceedings are simultaneously translated into Swedish, Danish and Finnish. According to the Code the 2005 Annual General Meeting (AGM) is proposed to elect the Chairman of the Board and to approve of the policy for remuneration and other terms of employment for Group Executive Management (GEM). Further the proposal for remuneration for Board members will at the AGM be divided between the Chairman and the other Board members and it will include remuneration for extra Board meetings and committee work.

Voting rights

All shares in Nordea carry voting rights, with each share entitled to one vote at General Meetings. Nordea is not entitled to vote for own shares at General Meetings.

Nomination process

The 2004 AGM decided to establish a Nomination Committee for a period up to the end of the next AGM. The purpose of the Committee is to put forward proposals for decisions on election of Board members and/or auditors as well as remuneration to the aforementioned to the next General Meeting. The Nomination Committee shall, according to the AGM resolution, comprise the Chairman of the Board and a minimum of three and a maximum of five additional members. The Committee shall elect chairman of the Committee amongst its members. The three shareholders, with the largest holdings in the Company are entitled to appoint one member each. In addition, the chairman and the three other members are entitled to appoint a further one or two members for the purpose of promoting a composition of the Committee that as far as possible reflects the overall distribution of shares in Nordea. Committee members may not be employed by the Nordea Group. The Committee should be established based on known holdings as per 30 September 2004. In addition, the AGM resolution also includes rules pertaining to a situation in which a shareholder abstains from the right to appoint a member of the Committee or if a shareholder, that has appointed a member, should no longer be entitled thereto. According to the AGM resolution a member of the Committee may be compensated for expenses for the assignment. Furthermore, the Committee may pay a consideration to a member who is appointed by the Committee and who does not represent his or her employer. The Committee may engage an external consultant at the Company's expense.

Corporate Governance


Shareholders
Nomination Committe
General Meeting
Auditors
Board of Directors
Remuneration Committe
Audit Committe
President and CEO
Credit Committe

The three shareholders with the largest holdings in the Company as per 30 September 2004 appointed the following members: The Swedish Government appointed Eva Halvarsson, Nordea Danmark-fonden appointed Mogens Hugo Jørgensen and Alecta Pensionsförsäkring appointed Staffan Grefbäck. The Committee, also including the chairman of the Board of Directors, elected Eva Halvarsson Chairman of the Committee. Furthermore, the Committee in order to reflect the distribution of shares in Finland decided to appoint one additional member – Juha Rantanen. The composition of the Committee was made public on 15 October 2004.

The proposals of the Committee will be presented to the Shareholders in the notice of the 2005 AGM. A report on the work of the Committee, including explanation for proposals, will be available to the shareholders on the Nordea home page www.nordea.com.

Nordea Board of Directors

According to the Articles of Association of Nordea Bank AB (publ) it shall, when electing the Board of Directors, be aimed at that the Board, as a whole, for its operations possesses the requisite knowledge and experience of the civic, business and cultural conditions prevailing in the regions and market areas in which the Group's principal operations are conducted.

According to the Articles of Association of Nordea Bank AB (publ) the Board of Directors shall consist of at least six and no more than fifteen members elected by shareholders at the General Meeting. The Board members are elected annually by the General Meeting. The Company has no specific retirement age nor is there a time limit for how long a Board member may serve on the Board.

The Board currently consists of ten members elected by the General Meeting and three members and one deputy member elected by the employees.

The following Board members are elected by the shareholders:
Hans Dalborg, Chairman
Timo Peltola, vice Chairman
Kjell Aamot
Harald Arnkværn
Gunnel Duveblad
Birgitta Kantola
Claus Høeg Madsen
Lars G Nordström, President and CEO
Jørgen Høeg Pedersen
Maija Torkko

The following Board members are elected by the employees, one of who at a time is a deputy member:
Bertel Finskas
Liv Haug (deputy 1 November 2003 – 30 April 2004)
Nils Q. Kruse (from 1 July 2004, deputy 1 July 2004-31 October 2004)
Kent Petersen (until 30 June 2004, deputy 1 May 2004-30 June 2004)
Rauni Söderlund (deputy 1 November 2004-30 April 2005)

Up to the 2004 AGM the mandate period for Board members was two years, with half the number of Board members being elected each year. Upon proposal by the Board of Directors the 2004 AGM resolved to adjust the Articles of Association in order to have the members elected annually.

At the 2003 AGM Harald Arnkværn, Claus Høeg Madsen and Timo Peltola were re-elected as Board members for a period of two years and Gunnel Duveblad, Birgitta Kantola and Lars G Nordström were elected new members of the Board for a period of two years. At the 2002 AGM Hans Dalborg, Kjell Aamot, Bernt Magnusson, Jørgen Høeg Pedersen and Maija Torkko were elected Board members until the 2004 AGM. At the 2004 AGM Hans Dalborg, Kjell Aamot, Jørgen Høeg Pedersen and Maija Torkko were re-elected Board members until the 2005 AGM. Bernt Magnusson declined re-election.

Kent Petersen was Board member (deputy 1 May 2004-30 June 2004) appointed by the employees' organisations until 30 June 2004 when Nils Q. Kruse replaced him.

Secretary of the Board of Directors is Kari Suominen, Company Secretary.

Nordea complies with applicable rules regarding the composition of the Board in respect of the number of members elected by the shareholders being independent of the Company as well as of its major shareholders, including having only one Board member elected by the shareholders working in an operative capacity in the Company, i.e. CEO Lars G Nordström. According to the view of the Nomination Committee as well as according to the Code and the rules and recommendations of the stock exchanges in Copenhagen and Helsinki, all Board members elected by the shareholders are independent of the Company's major shareholders. Hans Dalborg, Lars G Nordström and Jørgen Høeg Pedersen are although not considered independent of the Company and the senior management of the Company. Hans Dalborg was President and CEO of the Group up to 31 December 2000, i.e. within the past five years. Lars G Nordström is employed as President and CEO of the Group. Jørgen Høeg Pedersen is considered not independent due to the rules of interlocking control relationship. He is Managing Director of Nordea Danmark-fonden and as such belongs to the senior management of the fund where Peter Schütze (GEM member of Nordea) is a Board member. The Board members and the deputy Board member appointed by the employees are employed by the Group and therefore not independent of the Company.

Further information about the Board members are to be found in the separate section "Board of Directors", page 104.

The work of the Board of Directors follows an annual plan, which also establishes the management and risk reporting. The statutory meeting following the 2004 AGM appointed the Chairman and the vice Chairman as well as the Board Committee members and adopted the Rules of Procedures for the Board of Directors. The Rules of Procedures contain inter alia rules pertaining to the areas of responsibility of the Board and the Chairman, the number of meetings, documentation and rules regarding conflicts of interest. Furthermore, the Board of Directors has adopted Instructions for the Chief Executive Officer specifying the CEO's responsibilities as well as other policies, instructions and guidelines for the operations. In 2002 the Board of Directors adopted the Nordea Corporate Citizenship Principles and in 2003 the Nordea Code of Conduct was adopted.

During the year the Board reviews the strategy (including targets), the financial position and development and risks on a regular basis. The Board of Directors annually carries out a self-assessment process, through which the performance and the work of the Board is thoroughly evaluated and discussed by the Board.

The Board is responsible for the organisation of Nordea and the management of the Company's operations and the overall management of the Nordea Group's affairs in accordance with applicable rules and regulations, the Articles of Association and the Rules of Procedures for the Board of Directors. The Board shall ensure that the Company's organisation in respect of accounting, management of funds, and the Company's financial position in general includes satisfactory controls. The Board is ultimately responsible for ensuring that an adequate and effective system of internal control is established and maintained. The Internal Audit Activity (IAA) issues yearly to the Board an overall Assurance Statement on Nordea's internal control system. The assurance statement for 2004 concludes that the internal control system is adequate and effective. Further information about internal control within Nordea is given below under heading "Internal control".

The Chairman

According to the Rules of Procedures for the Nordea Board the Chairman shall see to it that the Board work is carried out effectively and that the Board fulfils its duties. The Chairman shall inter alia organise and direct the board work, have regular contacts with the CEO, ensure that the Board receives satisfactory information and decision material, and ensure that the Board annually performs a self-assessment.

Board Committees

An established principle in Nordea is that the members of the Board of Directors, elected by the shareholders, in addition to working in plenary meetings, shall conduct their responsibilities through separate working committees. The duties of the Board Committees, as well as working procedures are defined in specific instructions adopted by the Board. Each Committee shall regularly report on its work to the Board.

The Audit Committee

The Audit Committee assists the Board in fulfilling its oversight responsibilities by reviewing the Nordea Group's quarterly financial reporting, external auditors comments on the Group's annual financial statement, external audit plan and external audit conclusions, as well as the systems of internal control established by the Board, the CEO and the GEM, and the audit arrangement between the Internal Audit Activity (IAA) and the external auditors. The Committee is further responsible for the guidance and evaluation of the Internal Audit Activity.

Members of the Audit Committee during 2004

Members: Harald Arnkværn (Chairman)
Claus Høeg Madsen
Maija Torkko

The members of the Audit Committee are independent of the company and the executive management of the company, as well as of the company's major shareholders.

Lars G Nordström and Dag Andresen, Chief Audit Executive (CAE), are present at meetings with the right to participate in discussions, but not in decisions.

The Credit Committee

The Credit Committee continously reviews and monitors adherence to the established credit policies within the Nordea Group and evaluates the overall quality of the credit portfolio.

Members of the Credit Committee during 2004

Members: Hans Dalborg (Chairman)
Harald Arnkværn
Birgitta Kantola
Bernt Magnusson (up to AGM 2004)
Lars G Nordström
Jørgen Høeg Pedersen
Timo Peltola (from AGM 2004)

The Head of Group Credit and Risk Control, Carl-Johan Granvik, is present at meetings with the right to participate in discussions, but not in decisions.

The Remuneration Committee

The Remuneration Committee is responsible for preparing and presenting remuneration issues to the Board of Directors regarding Executive Management within the Nordea Group. The Committee prepares and presents proposals to the Board of Directors regarding the CEO's and CAE's terms of employment and alterations of the terms of employment for the GEM as a whole. At the request of the Group Board the Committee also prepares other issues of principle of the consideration of the Group Board. The CEO also consults with the Committee regarding the terms of employment of the members of the GEM.

Members of the Remuneration Committee during 2004

Members: Hans Dalborg (Chairman)
Kjell Aamot
Gunnel Duveblad
Lars G Nordström (up to 16 June 2004)
Timo Peltola

As from 17 June 2004 the CEO is not a member of the Committee but participates in the meetings without the right to vote. However, the CEO does not participate, and has never participated, in deliberations on his own terms of employment. Except for the Chairman of the Committee, Hans Dalborg, the members of the Remuneration Committee are independent of the Company and the executive management of the Company. All members are independent of the Company's major shareholders.

The CEO and Group Executive Management

The President and CEO is appointed by the Board of Directors and is charged with the day-to-day management of Nordea Bank and the Nordea Group's affairs in accordance with rules and regulations and instructions provided by the Board of Directors. In the instructions the Board has laid down rules for the authority and obligations of the CEO. The instructions further regulate the interaction between the CEO and the Board. The President and CEO works closely with the Chairman of the Board, inter alia with planning of Board meetings.

The CEO is responsible to the Group Board for the management of the Nordea Group's operations and he is also responsible for developing and maintaining effective systems for internal control within the Group.The CEO works together with certain senior officers within the Group in the Group Executive Management (GEM). Presently the GEM consists of nine members, including the CEO. The GEM has recorded meetings every week. These meetings are chaired by the CEO, who reaches decisions after consulting with the other members of the GEM.

Meetings and attendance

The table shows the number of meetings held by the Board of Directors and its committees as well as the attendance of the individual Board members:

	Board of Directors	Audit Committee	Credit Committee	Remuneration Committee
Number of meetings	15	7	8	6
(of which per capsulam)	3	1		
Meetings attended:				
Hans Dalborg	15	–	8	6
Timo Peltola	15	–	5[1]	6
Kjell Aamot	14	–	–	6
Harald Arnkværn	14	7	8	–
Gunnel Duveblad	15	–	–	6
Bertel Finskas	15	–	–	–
Liv Haug	13	–	–	–
Birgitta Kantola	15	–	8	–
Nils Q. Kruse [2]	5	–	–	–
Claus Høeg Madsen	14	7	–	–
Bernt Magnusson [3]	3	–	1	–
Lars G Nordström	15	6[4]	7	6[4]
Jørgen Høeg Pedersen	15	–	7	–
Kent Petersen [5]	7	–	–	–
Rauni Söderlund	13	–	–	–
Maija Torkko	15	7	–	–

[1] Committee member from AGM 2004.
[2] Elected by the employees from 1 July 2004.
[3] Board member until AGM 2004.
[4] Lars G Nordström is present without the right to vote and does not participate in deliberations on his own terms of employment.
[5] Elected by the employees until 30 June 2004.

Remuneration for CEO and Group Executive Management including incentive systems
The remuneration for the CEO and other members of GEM consists of fixed and variable salary. Variable salary outcomes are determined by a combination of Group performance in relation to a predetermined level of return on equity and the attainment of personal objectives approved at the outset of the year. Variable salary outcomes can reach a maximum of 47% of fixed salary, including incentive schemes, with respect to 2004 as well as 2005.

Regarding the CEO's fixed and variable salary, as well as his retirement benefits and other contractual terms and conditions, the Remuneration Committee presents proposals to the Board, where decisions are made. The Committee also prepares alterations in salary levels for GEM as a whole, as well as alterations in retirement benefits, contract terms and conditions, for resolution by the Board. Fixed and variable salaries, as well as retirement benefits, terms and conditions, for individual members of GEM are determined by the CEO, following consultation with the Remuneration Committee.

Incentive schemes
The CEO and other members of GEM participate in an executive incentive programme, together with some 350 other managers of the Group, decided by the Board of Directors. The performance criteria 2004 included Economic Profit and Nordea's relative performance compared to the Nordic peer group as measured by return on equity (excluding goodwill). The performance criteria 2005 relate equally to Economic Profit, income growth and costs. Managers can receive up to a maximum of 12% of one year's fixed salary if performance criteria are fulfilled. The programme is cash-based and capped. The maximum cost of the programme in 2004 was EUR 8m.

All employees, except managers in the incentive programme described above, participate in a profit sharing programme. Performance criteria reflect internal goals as well as benchmarking with competitors. Employees can get a maximum of EUR 2,800, of which EUR 2,000 are based on a pre-determined level of return on equity (following IFRS principles) and an additional EUR 800 based on Nordea's relative performance compared to a Nordic peer group as measured by return on equity. If all performance criteria are met, the cost of the programme amounts to a maximum of EUR 82m.

In 2004, a total of EUR 60m was provided for under Nordea's Profit-sharing schemes. Of this, EUR 56m was provided for under the ordinary profit sharing scheme for all employees, corresponding to a pay out of 65% of the maximum amount. EUR 4m was provided under the executive incentive programme comprising some 350 managers.

Nordea has no remuneration schemes based on the value of the Company's shares.

Internal audit
The Internal Audit Activity (the IAA) is an independent function commissioned by the Group's Board of Directors. The Audit Committee is responsible for guidance on and evaluation of the IAA within the Nordea Group. The Group Chief Audit Executive (CAE) has overall responsibility for the IAA. The CAE reports functionally to the Board of Directors and the Audit Committee. The CAE reports administratively to the CEO. The Board of Directors approves the appointment and dismissal of the CAE.

The IAA is an independent, objective assurance and consulting activity designed to add value and improve the organisation's operations. It helps the organisation to accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control, and governance processes.

The IAA does not engage in consulting activity unless the Audit Committee gives special assignments. The purpose of the IAA assurance activity is to add value to the organisation

- by assuring the quality of the internal controls; and
- through recommendations contribute to the improvement of the internal controls.

All activities, including outsourced activities and entities of the Group fall within the scope of the IAA.

The IAA operates free from interference in determining the scope of internal auditing, in performing its audit work, and in communicating its results. The IAA is authorised to carry out all investigations and obtain all information that is required to discharge its duties. This means that the IAA has full access to the Group's administration, operations, and accounts, as well as to all Group premises and to all information from the Group's employees when this is deemed necessary for carrying out audits.

The work of the IAA shall comply with legislation and the Financial Supervisory Authorities' instructions applicable for each country. It shall also comply with the Standards for the Professional Practice of Internal Auditing issued by the Institute of Internal Auditors and the Standards for Information Systems Auditing issued by the Information Systems Audit and Control Association. The Standards include a requirement of periodic internal as well as external quality assurance reviews. The IAA staff members shall possess or obtain the knowledge, skills and other competencies needed to perform their responsibilities. The IAA shall have sufficient competence, objectivity and status within the organisation to enable the external auditors to rely on the IAA's work. The IAA is well acquainted with the strategies, objectives and operations of the Group and works in a systematic and proactive manner. The annual audit plans are based on a comprehensive risk assessment.

Internal control

Internal control is a process carried out by the Board of Directors, management and other staff within Nordea, designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

- Effectiveness and efficiency of operations
- Reliability of operational and financial reporting
- Compliance with external and internal regulations
- Safeguarding of assets, including sufficient management of risks in operations.

Internal control is based on the control environment which includes the following elements: values and management culture, goal orientation and follow-up, a clear and transparent organisational structure, segregation of duties, quality and efficiency of internal communication and an independent evaluation process.

The framework for internal control aims at creating the necessary preconditions for the whole organisation to contribute to the effectiveness and the high quality of internal control. The framework is based on clear definitions, assignments of roles and responsibilities, common tools and procedures, and is expressed in a common language. The main components of the framework are:

- risk management,
- measurement systems and reporting procedures,
- control activities
- management monitoring, and
- self assesment.

Insider procedures

The Board of Directors has adopted an internal insider instruction, which is applicable to all persons being insiders of Nordea Bank AB (publ). The instruction is updated annually. The instruction includes a general prohibition against utilisation of price-influencing information either for personal benefit or to the benefit another party and also a three-month rule prohibiting so-called short-time trading in securities issued by Nordea Bank AB (publ). In addition to this there is a special prohibition against trading in securities issued by Nordea Bank AB (publ) during a period of thirty days prior to the publication of the Group's annual and quarterly reports. The instruction also includes rules for reporting on holdings of securities issued by Nordea Bank AB (publ) and changes in such holdings.

Further information about the insider administration procedures can be found at www.nordea.com.

Auditors

According to the Articles of Association of Nordea Bank AB (publ) one or two auditors shall be elected by the General Meeting of shareholders for a term of four years. At the AGM 1999 KPMG Bohlins AB was elected auditor for a period up to the end of the AGM 2003.

The Board of Directors during 2002 decided to carry out a tender process for Financial Audit Services. The Audit Committee was responsible for the tender process. In order to comply with best practice in this matter, the Audit Committee applied the Practice Advisory from The Institute of Internal Auditors, Inc as a model for the tender process. After due evaluation of the offers tendered the Board of Directors decided to recommend to the AGM to re-elect KPMG Bohlins AB auditor for a period of four years.

KPMG Bohlins AB were re-elected auditors at the AGM 2003 for the time period up to the end of the AGM 2007.

The Swedish Supervisory Authority has appointed Lars Bonnevier to participate in the audit of Nordea together with the other auditors.

Risk management & Basel II

Being exposed to risk is inherent in providing financial services, and Nordea assumes a variety of risks in its ordinary business activities, the most significant being credit risk related to lending. Management of risk is one of the key success factors in the financial services industry and Nordea has clearly defined policies and instructions for risk management.

Nordea aims at an overall balanced risk-taking in order to enhance shareholder value. Economic Capital is allocated to the business areas and is included in the calculation of Economic Profit, which is a key performance indicator in the Group.

Risk management principles and control

The Board of Directors of Nordea has the ultimate responsibility for limiting and monitoring the Group's risk exposure. Risks in Nordea are measured and reported according to common principles and policies approved by the Board.

The Board of Directors decides on policies for credit, market, liquidity and operational risk management, as well as the credit instructions. Furthermore, the Board of Directors decides on powers-to-act for credit committees at different levels within the business areas in Nordea. These authorisations vary for different decision-making levels, mainly in terms of size of limits, and are also dependent on the internal rating of customers. The Board's Credit Committee monitors the development of the credit portfolio including industry and major customer exposures.

The Board of Directors decides on the limits for the market and liquidity risk in the Group.

GEM regularly reviews reports on risk exposures. In addition, the following committees for risk management have been established by GEM:

- In the Asset and Liability Management Committee (ALCO) the CEO decides on issues of major importance concerning the Group's financial operations and financial risks. The CEO is the chairman of ALCO. ALCO determines the direction of the Group's risk management regarding structural interest income risk (SIIR). In addition, ALCO decides within the scope of resolutions adopted by the Board of Directors the allocation of the market risk limits to business areas. The limits for the business areas are set in accordance with the business strategies and are as a minimum reviewed annually. The heads of the business areas allocate the respective ALCO limits within the business area and may introduce more detailed limits and other risk reducing features such as stop-loss rules.
- Executive Credit Committees (Corporate and Retail) decide on major credit limits and industry policies for the Group. Chairman of Executive Credit Committees is the Chief Risk Officer (CRO), who also is a member of Group Executive Management. Credit risk limits are decided by the use of individual limits for each customer and consolidated customer group in aggregate and by means of industry limits. Other credit limits, which are not decided by the Executive Credit Committees, are decided by decision-making authorities on different levels (see figure). The responsibility for credit exposure is assigned to a customer responsible unit. Each customer is assigned a rating in accordance with the Nordea framework for quantification of credit risk.
- The Risk Committee monitors developments of risks on aggregated level. Chairman of the Risk Committee is the CRO, who also is the head of Group Credit and Risk Control.

Group Credit and Risk Control is responsible for the risk management framework. The framework consists of policies, instructions and guidelines, and is applicable for the Group. For SIIR and liquidity risk, the framework is developed in co-operation with Group Treasury.

Each business area is primarily responsible for managing the risks in their operations, including identification, control and reporting. In addition Group Credit and Risk Control monitors the risks on Group level.

Credit risk

Credit risk is defined as the risk that counterparts of Nordea fail to fulfil their agreed obligations and that the pledged collateral does not cover Nordea's claims.

The credit risks in Nordea arise mainly from various forms of lending, but also from guarantees and documentary credits. Furthermore, credit risk includes country risk, settlement risk and credit risk in financial instruments such as derivatives.

The credit risk in derivative contracts is the risk that Nordea's counterpart in the contract defaults prior to maturity of the contract and that Nordea at that time has a claim on the counterpart. Settlement risk is the risk of losing the principal of a

Credit decision-making structure



Nordea – Board of Directors/Board Credit Committee
Policy matters/Instructions/Monitoring
Nordea Bank Denmark Board of Directors
Nordea Bank Finland Board of Directors
Nordea Bank Norway Board of Directors
Executive Credit Committee Retail
Executive Credit Committee Corporate
Retail Country Credit Committee
Corporate Banking Division
Financial Institutions Division
Shipping, Offshore and Oil Services Division
Poland and Baltic Countries
Regional Bank Decision-making Authority
Credit Committee
Credit Committee
Credit Committee
Credit Committee
Region Decision-making Authority
Branch Decision-making Authority

financial instrument if a counterpart defaults during the settlement process. Country risk is a credit risk attributable to the transfer of money from a country and is affected by changes in the economic and political situation of countries.

The responsibility for credit risk lies with the customer responsible unit, which on an ongoing basis assesses the customers' ability to fulfil their commitment and identifies deviations from agreed conditions and weaknesses in customer performance. At Group level the control of credit risk is performed by Group Credit and Risk Control.

If weaknesses are identified in a customer exposure, that exposure is assigned special attention in terms of review of the risk. In addition to the continuous monitoring, an action plan is established outlining how to minimise a potential credit loss. If necessary, a special team is set up to support the customer responsible unit.

An exposure is recognised as impaired and a provision is made, if a loss is deemed probable for that exposure. The size of the provision is equal to the estimated loss considering the customer's remaining repayment capacity, the value of pledged collateral and other repayment sources during a work out process. Impaired exposures can be either performing or non-performing. Impaired exposures are treated as in default when determining default probability in order to quantify Expected Loss and Economic Capital.

Weak and impaired exposures are reviewed on a quarterly basis in terms of current performance, business outlook, future debt service capacity and the possible need for provisions.

Risks in specific industries are controlled by industry policies setting requirements and limits on the overall industry exposure and these risks are monitored by industry monitoring groups. Corporate customers' environmental risks are entered into the overall risk assessment through a process called Environmental Risk Assessment Tool, which has been developed within the bank.

Measurement methods

Quantification of credit risk has been developed in Nordea as part of the Economic Capital framework. Aligning the internal models for risk quantification with Basel II requirements has been prioritised during 2004.

Rating and scoring

Rating and scoring are key components in the risk management framework for credit risk. The common denominator of the rating/scoring models is the ability to rank the customers and predict defaults. While the rating models are used for corporate customers and bank counterparts, scoring models are used for household customers and small business customers.

The internal rating is an estimate of the repayment capacity of the corporate customers or bank counterparts. Every rating grade equals a Probability of Default percentage (PD), which is currently used as an input in the Economic Capital framework and will in the future also be used in the Basel II framework.

The internal rating scale for corporate rating models consists of 18 grades for non-defaulted customers. It is a falling scale with grade 6+ representing the highest repayment capacity and rating grade 1– representing the lowest repayment capacity. Rating grade 4– and better is comparable to investment grade as defined by external rating agencies such as Moody's and S&P. Rating grade 2+ to 1– are considered as weak, and require special attention. In addition, there are three rating grades for counterparts fullfilling Nordea's internal definition of default.

Ratings are normally assigned in conjunction with limit/credit proposals or the annual review of the customers, and approved by the credit committees. The consistency and transparency of the ratings are ensured by the use of rating models, which have been developed for medium sized and large corporates as well as for bank counterparts. The models are based on an overall rating framework, in which financial factors are combined with qualitative factors. Adjustments of the factors have been made for corporate size and specific industry segments in order to ensure that the model ranks the customers correctly.

Nordea has established an internal validation process in accordance with the Basel II requirements with the purpose of proving that Nordea's rating models, procedures and systems are accurate, consistent and have good rank power as well as high predictability of default. The regular validation also captures the assessment of the relevant risk factors within the model.

Scoring models are pure statistical methods to predict the probability of customer default. Nordea utilises three types of scoring models - application, behaviour and bureau scoring models - in the credit process. The models are mainly used in the Household segment but also for small corporate customers. The scoring models support both the credit approval process, e.g. automatic approvals or decision support, and the risk management process, e.g. "early warning" for high risk customers and monitoring of portfolio risk levels.

As part of Nordea's Basel II activities, a systematic review of the use of scoring models has been initiated. This work comprises both activities making all existing score models and their use compliant with Nordea's ambition regarding Basel II and the development and implementation of new scoring models.

Quantification of credit risk
The most important inputs when quantifying the credit risk are the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD). The inputs are used to quantify Expected Loss and Economic Capital for credit risk, which both are used in the calculation of Economic Profit.

The PD is the most important parameter when measuring credit risk. In general historical losses are used to calibrate the PDs attached to each rating grade. For some segments the PDs are based on mapping from external rating models due to lack of internal default data. LGD is measured taking into account the collateral coverage of the exposure, the counterpart's balance-sheet components, and the presence of any structural support. LGD is also estimated using internal historical losses where applicable. Where data is missing a combination of benchmarks and expert opinion is used. EAD is for many products equal to the outstanding exposure but for some products, such as credit lines and derivative contracts, the EAD can be higher than the utilised exposure. The set up for EAD estimation is similar to that for LGD.

Nordea calculates Economic Capital for credit risk with capital factors, which are differentiated based on combinations of PD and LGD. The capital factors are estimated using the output from a credit portfolio model. In addition to estimating these factors the portfolio model is used to assess portfolio imbalances such as concentration risk.

Definition of Expected Loss (EL):
The EL is the normalised loss rate calculated based on the current portfolio. EL is measured using the formula, EL = PD x LGD x EAD, where
- PD is a measure of the probability that the counterparty will default,
- LGD is a measure of how much is expected to be lost in the event of default and
- EAD is a measure of the expected exposure in the event of default.

As a complement to the ordinary credit risk quantification stress tests are performed. These tests are set up to meet Basel II requirements and will be a component in the capital planning process going forward.

In order to facilitate the estimation of the credit risk parameters as well as perform portfolio analysis on various dimensions a groupwide credit database has been developed. In 2005 additional activities will be carried out to secure data availability for Basel II compliance.

Credit risk analysis
The credit risk exposure is measured and presented as the principle amount of claims or potential claims on customers and counterparts net after reserves. It consists of all items, that carry credit risk whether on or off Nordea's balance sheet.

The largest item is lending, which in 2004 increased by 11% to EUR 161 bn (EUR 146bn). Lending to corporate customers was EUR 84bn (EUR 78bn), an increase by 8%, and lending to household customers was EUR 73bn (EUR 65bn), an increase by 13%. The portion of lending of the total lending portfolio was to corporate customers 52% (54%) and to household customers 46% (44%).

Loans to credit institutions, mainly in the form of interbank deposits, amounted to EUR 20.6bn at the end of 2004 (EUR 29.0bn). Of these loans, less than 10% was to banks outside OECD.

Lending to corporate customers
The main increases in the portfolio could be seen in the sectors: "Real estate management", "Agriculture and fishing"and "Financial operations" (mainly in reversed repurchase agreements).

Real estate management remains the largest industry sector in Nordea's lending portfolio,

Credit risk exposure

(excluding cash and balances at central banks and settlement risk exposure)

EURm	31 Dec 2004	31 Dec 2003	31 Dec 2002
Loans and advances to credit institutions	20,614	29,037	23,496
Lending	161,148	145,644	145,740
Unutilised credit commitments etc	56,535	56,981	31,001
Guarantees and documentary credits	13,955	13,612	15,576
Derivatives (after closeout netting)[1]	19,594	19,791	21,629
Interest-bearing securities issued by public bodies	10,061	16,034	9,746
Other interest-bearing securities	17,124	15,983	18,420
Total credit risk exposure	**299,031**	**297,082**	**265,608**

[1] Including current market value exposure as well as potential future exposure.

Lending, by customer type

EURm Customer type	31 Dec 2004	%	31 Dec 2003	%	31 Dec 2002	%
Corporate customers	84,018	52.1	77,875	53.5	85,089	58.4
Household customers	73,440	45.6	64,738	44.4	57,929	39.7
Public sector	3,690	2.3	3,031	2.1	2,722	1.9
Total	161,148	100.0	145,644	100.0	145,740	100.0
Lending to corporate customers, by industry						
Real estate management	23,441	27.9	21,191	27.2	22,433	26.4
Construction	2,856	3.4	2,643	3.4	3,041	3.6
Agriculture and fishing	5,223	6.2	4,252	5.5	4,295	5.0
Transport[1]	4,648	5.5	4,364	5.6	3,510	4.1
Shipping[1]	3,816	4.5	3,672	4.7	4,559	5.4
Trade and services	8,558	10.2	8,749	11.2	8,308	9.8
Manufacturing	11,996	14.3	12,457	16.0	13,933	16.4
Financial operations	10,716	12.8	8,325	10.7	9,138	10.7
Renting, consulting and other company services	5,701	6.8	5,739	7.4	8,265	9.7
Other companies	7,063	8.4	6,483	8.3	7,608	8.9
Total	84,018	100.0	77,875	100.0	85,089	100.0

[1] The shipping exposure is partly included in the sector "Shipping", partly in other sectors, such as "Transport".

Lending to corporate customers, by size of loan EURm						
0–10	37,924	45.1	36,775	47.2	30,769	36.1
10–50	21,384	25.5	20,883	26.8	21,212	25.0
50–100	8,481	10.1	7,387	9.5	9,657	11.3
100–250	6,348	7.6	6,870	8.8	10,427	12.3
250–500	4,977	5.9	2,653	3.4	5,410	6.4
500–	4,904	5.8	3,307	4.3	7,614	8.9
Total	84,018	100.0	77,875	100.0	85,089	100.0
Lending to household customers, by type of loan						
Housing loans	56,395	76.8	48,904	75.5	43,602	75.3
Consumer loans	17,045	23.2	15,834	24.5	14,327	24.7
Total	73,440	100.0	64,738	100.0	57,929	100.0

with EUR 23.4bn. Relatively large and financially strong companies dominate the portfolio, with 65% of the lending in rating grades 4– and higher. There is a high level of collateral coverage, especially for exposures, which fall into lower rating grades (3+ or lower). Around half of the lending to real estate management or EUR 11.4bn, is to companies in Sweden, of which more than half is to companies managing residential real estate.

The shipping exposure increased, despite the exchange rate effect of a weakened US Dollar, to EUR 6.3bn (EUR 5.6bn), of which EUR 5.3bn (EUR 4.9bn) was utilised. The portfolio is diversified by type of vessel, has a focus on large industrial players and has an even distribution between Nordic and non-Nordic customers. Shipping is the only industry in which Nordea has a global customer strategy. About 77% (64%) of the shipping lending is rated 4– or higher.

The fisheries exposure of EUR 1.7bn (EUR 2.1bn), of which EUR 1.5bn (EUR 1.8bn) is utilised, consists mainly of Norwegian customers. The exposure to fish farming is EUR 0.7bn (EUR 0.9bn).

Rating distribution

The graph below shows that the rating distribution is concentrated within rating grades 5 to 3–. About 65% (61%) of the exposure is rated 4– or higher.

Lending to household customers

Housing loans increased by 15% while consumer loans increased by 8%. The portion of housing loans was 77% (76%).

Geographical distribution

Lending distributed by borrower domicile shows that the Nordic market accounts for 92% (92%). Other EU countries represent the main part of the lending outside the Nordic countries. The exposure to emerging markets is limited.

Country risk

The country risk exposure is dominated by a few countries and is trade-related and primarily short-term. The largest exposure is to China, which is an example of a country that is of great importance for Nordea's Nordic corporate customers. The total country risk reserve at the end of 2004 was EUR 84m (EUR 99m). The reduction of the exposure and the reserve was partly due to the exchange rate effect of a weakened US Dollar.

Impaired loans
An impaired loan is a claim, for which it is probable that payment will not be made in accordance with the contractual terms of the claim. Impaired loans, gross, decreased to EUR 2,249m from EUR 2,649m. Reserves decreased to EUR 1,706m from EUR 1,936m. The ratio of reserves to cover remaining impaired loans, gross, increased to 76% (73%).

Settlement risk
Settlement risk is a type of credit risk that arises during the process of settling a contract or executing a payment. The risk amount is the principal of the transaction, and a loss could occur if a counterpart should default after Nordea has given irrevocable instructions for a transfer of a principal amount or security, but before receipt of payment or security has been finally confirmed.

The settlement risk on individual counterparts is restricted by settlement risk limits. Each counterpart is assessed in the credit process and clearing agents, correspondent banks and custodians are selected with a view of minimising settlement risk.

Nordea is a shareholder of, and participates in, the global FX clearing system CLS (Continuous Linked Settlement). When settling through CLS the settlement risk is eliminated, and subsequently Nordea's settlement risk exposure has been reduced considerably towards major trading counterparts.

Risk in derivatives
Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts that derive their value from an underlying asset; interest rates, currencies, equities, credit or commodity prices. The derivative contracts are often OTC-traded, meaning that the terms connected to the specific contract are agreed upon on individual terms with the counterpart.

Nordea enters into derivative contracts mainly due to customer needs, both directly and in order to hedge positions that arise through such activities. Furthermore, the Group, through Group Treasury uses interest rate swaps and other derivatives in its hedging activities of the assets and liabilities on the balance sheet.

The derivative contracts are marked to market on an ongoing basis and, therefore, affect the reported

Utilised exposure (corporate customers) distributed by rating grades


%
20
18
16
14
12
10
8
6
4
2
0
6+ 6 6– 5+ 5 5– 4+ 4 4– 3+ 3 3– 2+ 2 2– 1+ 1 1–
Rating grades
2004
2003

Lending to real estate management companies, by country

EURbn	31 Dec 2004	%	31 Dec 2003	%	31 Dec 2002	%
Denmark	2.0	9	1.9	9	1.8	8
Finland	5.1	22	4.6	22	4.5	20
Norway	4.5	19	4.2	20	4.8	22
Sweden	11.4	48	10.2	48	11.0	49
Others	0.4	2	0.3	1	0.3	1
Total	**23.4**	**100**	**21.2**	**100**	**22.4**	**100**

Housing loans to household customers, by country[1]

EURm	31 Dec 2004	%	31 Dec 2003	%	31 Dec 2002	%
Denmark	15,722	28	13,780	28	11,737	27
Finland	13,774	24	12,033	25	10,509	24
Norway	9,090	16	7,403	15	7,471	17
Sweden	17,809	32	15,688	32	13,885	32
Total	**56,395**	**100**	**48,904**	**100**	**43,602**	**100**

[1] The Baltic countries are included in the figures for Finland and Poland is included in the figures for Sweden.

Shipping exposure

EURbn	31 Dec 2004	%	31 Dec 2003	%	31 Dec 2002	%
Bulk carriers	1.1	17	0.7	12	0.6	10
Crude tankers	0.8	13	0.8	14	0.8	13
Product tankers	0.7	11	0.5	9	0.7	12
Liners	0.6	9	0.4	8	0.5	8
Chemical tankers	0.5	7	0.5	9	0.5	9
Gas tankers	0.4	7	0.5	8	0.4	7
Cruise and ferries	0.7	12	0.8	14	0.8	14
Others	1.5	24	1.4	26	1.7	27
Total exposure	**6.3**	**100**	**5.6**	**100**	**6.0**	**100**
Utilised exposure	5.3		4.9		5.2	

Fisheries exposure

EURbn	31 Dec 2004	%	31 Dec 2003	%	31 Dec 2002	%
Fish farming	0.7	42	0.9	41	1.0	42
Fishing vessels	0.6	35	0.8	36	0.8	33
Fish processing/export	0.4	23	0.5	23	0.6	25
Total exposure	**1.7**	**100**	**2.1**	**100**	**2.4**	**100**
Utilised exposure	1.5		1.8		2.0	

Lending by geographical area

EURm	31 Dec 2004	%	31 Dec 2003	%	31 Dec 2002	%
Nordic countries	147,969	91.8	133,581	91.7	131,721	90.4
of which Denmark	42,052		38,235		34,240	
of which Finland	34,029		31,000		29,317	
of which Norway	24,048		21,983		24,452	
of which Sweden	47,824		42,337		43,597	
Poland and Baltic countries	2,295	1.4	1,654	1.1	1,119	0.8
EU countries other	5,820	3.6	4,709	3.3	6,552	4.5
USA	1,637	1.0	1,584	1.1	2,478	1.7
Latin America	961	0.6	1,356	0.9	898	0.6
Asia	933	0.6	740	0.5	920	0.6
Other OECD	634	0.4	842	0.6	793	0.5
Non-OECD other	899	0.6	1,178	0.8	1,259	0.9
Total	**161,148**	**100.0**	**145,644**	**100.0**	**145,740**	**100.0**

Country risk exposure[1]

	31 Dec 2004	31 Dec 2003	31 Dec 2002
Asia	476	682	725
Latin America	215	262	390
Eastern Europe & CIS	145	48	67
Middle East	376	309	335
Africa	62	47	66

[1] Base for the country risk reserve, defined as all countries excluding A-rated countries according to EIU and excluding Poland and the Baltic countries. Exposure net of ECA guarantees.

Distribution of reserves to corporate customers, by industry

EURm	31 Dec 2004	%	31 Dec 2003	%	31 Dec 2002	%
Real estate management	123	8.9	143	9.0	158	8.9
Construction	48	3.5	63	4.0	88	5.0
Agriculture and fishing	159	11.5	206	13.1	161	9.1
Transport	129	9.4	181	11.4	136	7.7
Shipping	37	2.8	61	3.9	88	5.0
Trade and services	178	12.9	168	10.6	216	12.2
Manufacturing	297	21.6	206	13.0	238	13.4
Financial operations	57	4.1	21	1.3	84	4.7
Renting, consulting and other company services	145	10.5	229	14.5	263	14.9
Other companies	203	14.8	304	19.2	338	19.1
Total	**1,376**	**100.0**	**1,582**	**100.0**	**1,770**	**100.0**

result and also the balance sheet. Nordea uses a fair value valuation model for calculating the market value of OTC derivatives. The market value calculated on mid market prices is adjusted for the uncertainty associated with the choice of valuation model and parameters as well as credit and liquidity risk. Derivatives used for hedging by Group Treasury are booked at acquisition value.

Derivatives affect credit risk, market risk, SIIR and liquidity risk exposures.

The credit risk in derivative contracts is the risk that Nordea's counterpart in the contract defaults prior to maturity of the contract and that Nordea at that time has a claim on the counterparty under the contract. Nordea will then have to replace the contract at the current market rate, which may result in a loss.

The credit risk exposure is treated in the same way as other types of credit risk exposure and is included in customer limits.

The credit risk exposure is measured as the sum of current exposure and potential future exposure. The potential future exposure is an estimation, which reflects possible changes in market values during the remaining lifetime of the individual contract and is measured as the notional amount multiplied by a risk weight.

To reduce the exposure towards single counterparts, risk mitigation techniques are widely used in Nordea. The most common is the use of closeout netting agreements, which allow the bank to net positive and negative replacement values of contracts under the agreement in the event of default of the counterpart. In line with the market trend Nordea also mitigates the exposure towards large banks, hedge funds and institutional counterparts by an increasing use of collateral management arrangements, where collateral is placed

Credit risk exposure in derivatives (after closeout netting)

	31 Dec 2004			31 Dec 2003		
EURm	Current exposure	Potential future exposure	Total credit risk	Current exposure	Potential future exposure	Total credit risk
Public entities	527	1,012	1,288	441	1,050	1,147
Financial institutions	3,078	14,282	14,859	3,423	13,694	15,451
Corporates	1,259	3,337	3,447	1,122	3,044	3,194
Total	**4,864**	**18,631**	**19,594**	**4,986**	**17,788**	**19,791**

or received to cover the current exposure. Another risk mitigation technique used is agreements that give Nordea the option to terminate contracts at specific time periods or upon the occurrence of credit-related events.

Market risk

Market price risk is defined as the risk of loss in market value as a result of movements in financial market variables such as interest rates, foreign exchange rates, equity prices and commodity prices. All material portfolios in Nordea are marked to market.

While the interest-rate-price risk is the risk of a loss in the present value of the future cash flows when interest rates change, SIIR is the risk of a decrease in the net interest income if market rates rise or fall. The market price risk refers to products with a fixed term, whereas SIIR measures the net interest income sensitivity of the whole balance sheet over a one-year horizon. SIIR is further described in a separate section below.

Nordea is mainly exposed to market risk in its investment portfolios, in particular, in Group Treasury. This risk is managed separately from the market risk relating to customer-driven trading, and market making activities in Nordea Markets. Furthermore, market risk arises from the mismatch of the market risk exposure on assets and liabilities in Nordea Life and Pensions and internally defined benefit pension plans. For all other activities, the basic principle is that market risks are eliminated by matching assets, liabilities and off-balance-sheet items. This is achieved by transactions in Group Treasury.

The Board of Directors has set the maximum level of risk on investment portfolios such that it should not lead to an accumulated loss in investment earnings exceeding one quarter's normalised earnings at any time in a calendar year. The risk stemming from customer-driven trading-related activities is restricted by market risk limits, which are set in relation to the earnings generated by these activities.

In addition to foreign exchange risk stemming from trading activities and investment portfolios, structural foreign exchange risk arises from investments in subsidiaries and associated enterprises denominated in foreign currencies. The general principle is to hedge this by match funding. Furthermore, structural foreign exchange risk arises from earnings and cost streams generated in foreign exchange or from foreign branches. For the individual Nordea companies this is handled in each company's foreign exchange position. Payments coming to parent companies from subsidiaries as dividends are exchanged to the base currency of the parent company.

Impaired loans [1]

EURm 31 Dec 2004	Corporate customers	Household customers	Total
Impaired loans, gross	1,738	509	2,249
Reserves for impaired loans	–1,376	–329	–1,706
Impaired loans, net	362	180	543
Reserves/impaired loans, gross (%)	79.2	64.6	75.9
Impaired loans, net/lending (%)	0.4	0.2	0.3

[1] For further information see note 20.

31 Dec 2003	Corporate customers	Household customers	Total
Impaired loans, gross	2,090	558	2,649
Reserves for impaired loans	–1,582	–353	–1,936
Impaired loans, net	508	205	713
Reserves/impaired loans, gross (%)	75.8	63.3	73.1
Impaired loans, net/lending (%)	0.7	0.3	0.5

Impaired loans to corporate customers gross, by industry

EURm	31 Dec 2004	% of lending to the industry	31 Dec 2003	% of lending to the industry	31 Dec 2002	% of lending to the industry
Real estate management	149	0.6	211	1.0	238	1.2
Construction	67	2.3	73	2.8	99	3.2
Agriculture and fishing	190	3.7	258	6.1	430	10.0
Transport	174	3.7	255	5.8	159	4.5
Shipping	56	1.5	73	2.0	123	2.7
Trade and services	243	2.8	222	2.5	300	3.6
Manufacturing	357	3.0	242	1.9	362	2.6
Financial operations	71	0.7	37	0.4	97	0.8
Renting, consulting and other company services	196	3.4	261	4.5	296	3.6
Other companies	235	3.3	458	7.1	559	7.4
Total	**1,738**	**2.1**	**2,090**	**2.7**	**2,664**	**3.1**

Measurement methods

As there is no single risk measure that captures all aspects of market risk, Nordea on a daily basis uses several risk measures including VaR models, stress testing, scenario simulation and other non-statistical risk measures such as basis point values, net open positions and option key figures.

Normal market conditions
VaR is used by Nordea to measure linear interest rate, foreign exchange and equity risks, and the risk on interest rate options. A VaR measure across these risk categories is also used, allowing for diversification among the risk categories. VaR is a statistical risk measure, which in Nordea is based on the last two years' historical changes in market prices and rates, a holding period of 10 banking days and a probability of 99%. Nordea's historical simulation VaR model is based on the expected tail loss approach, which implies using the average of a number of the most adverse simulation results as an estimate of VaR.

Nordea's current VaR models do not capture the non-linear market risk inherent in equity and foreign exchange options. Instead, scenario simulations are used to capture this non-linear risk. The scenarios simulate movements in foreign exchange rates, equity prices and volatilities, which are calibrated to capture the most common market movements over a 10-day horizon.

The risk on commodity positions is also measured using scenario simulation. The scenarios are based on the sensitivity to changes in commodity prices and their volatility.

Furthermore, the market risk on Nordea's account due to a mismatch between the market risk exposure on policy holders' assets and liabilities in Nordea Life and Pensions is measured as the loss sensitivity for two standard market scenarios, which represent normal and stress market conditions, respectively.

Backtests are performed daily in accordance with the guidelines laid down by the Basel Committee on Banking Supervision in order to test the reliability of the VaR and simulation models. The models have shown reliable statistical characteristics throughout 2004.

Stress testing
Stress tests are used to estimate the possible losses that may occur under extreme market conditions. Nordea performs stress tests based on the current portfolio and information about the daily financial market developments since the beginning of 1993. In addition, Nordea's portfolios are stress tested for subjective scenarios, which are most often based on selected historical events prior to 1993 or adverse scenarios relevant at the current state of the economic cycle or geopolitical situation.

Market risk analysis
The analysis is based on the consolidated risk stemming from both investment and trading-related activities. Overall, the risk was broadly at the same level at the end of 2004 as the end of 2003.

Nordea's market risk associated with the mismatch between policyholders' assets and liabilities in Nordea Life and Pension is currently analysed separately. The scenario for normal market conditions shows a risk of EUR 7m by the end of 2004. This does not comprise internally defined benefit pension plans, which are monitored separately.

Total risk
The total VaR was EUR 64m at the end of 2004 and shows that there is a noticeable diversification effect between equity, interest rate and foreign exchange risk, as the total VaR is lower than the sum of the risk in the three categories.

Equity risk
At the end of 2004, Nordea's total equity VaR stood at EUR 15m, while the sensitivity to a 10%

Market Risk in 2004

EURm	Measure	31 Dec 2004	Average	Minimum	Maximum
Total risk	VaR	63.8	55.7	33.9	88.5
Equity risk	VaR	15.2	24.2	15.2	47.5
Non-linear risk	simulation	8.1	7.0	2.3	11.3
Interest rate risk	VaR	60.5	48.3	31.1	76.0
Foreign exchange risk	VaR	5.6	6.4	2.6	13.4
Non-linear risk	simulation	8.9	12.0	6.5	19.6
Commodity risk	simulation	3.9	3.3	1.5	5.7

change in all equity prices was EUR 2m. Measured by industry sectors, Nordea's largest equity exposure was to the financial sector at the end of 2004.

In addition to the listed shares, the book value of private equity funds and unlisted equities (excluding business-related and credit-related unlisted equities) is limited and monitored in the market risk management, but are not included in the equity VaR figures in the tables and charts in this report.

Interest rate risk
The total interest rate VaR was EUR 61m by the end of 2004. This is broadly unchanged compared with the end of 2003. The total gross sensitivity to a 1-percentage point parallel shift measures the development in the market value of Nordea's interest rate sensitive positions if all interest rates move adversely for Nordea. The gross interest rate sensitivity was EUR 217m at the end of 2004. The largest part of Nordea's interest rate sensitivity stemmed from EUR, SEK and DKK.

Foreign exchange risk
Nordea's foreign exchange VaR of EUR 6m at year-end is relatively low compared to the interest rate and equity risk exposure. The gross sensitivity to a 5% change in the exchange rate of all currencies vis-à-vis the EUR was EUR 22m at the end of 2004.

Commodity risk
Nordea's exposure to commodity risk, primarily pulp and paper, is solely related to client-driven activities. The commodity risk was EUR 4m by the end of 2004.

Structural Interest Income Risk

Structural Interest Income Risk (SIIR) is defined as the risk that the net interest income can decrease in the next 12 months if market rates change by one percentage point.

SIIR reflects the mismatch in the balance sheet items and off-balance-sheet items when the interest rate repricing periods, volumes or reference rates of assets, liabilities and derivatives do not correspond exactly.

Measurement methods

The basic measures for SIIR are the repricing gaps, which measure the impact of one percentage point increase and decrease in market rates to

Linear risk, VaR
EURm


100
80
60
40
20
0
Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec
Total linear risk
Equity risk
Interest rate risk
Foreign exchange risk

Non-linear risk
EURm


20
15
10
5
0
Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec
Equity risk
Interest rate risk
Foreign exchange risk

Backtesting, one-day VaR and simulated daily profit/loss
EURm


20
10
0
−10
−20
−30
Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec
Simulated daily profit/loss
Total one-day VaR

net interest income for a 12 months time period assuming that no new market transactions are made during the period. Main elements of the customer behaviour and Nordea's decision process concerning Nordea's own rates are taken into account. For example in a low interest rate environment, when rates are decreasing further, the total decrease of rates cannot be applied to non-maturity deposits since rates cannot be negative. Similarly in an increasing rate environment Nordea may chose not to increase interest rates on all customer deposits immediately.

SIIR analysis

At the end of the year, the SIIR for decreasing market rates was EUR –200m. The SIIR for increasing rates was EUR 192m. These figures imply that net interest income would decrease if interest rates fall and increase if interest rates rise.

These figures reflect the Group's position at the end of the year. SIIR is actively managed in order to reduce the effects of the low market rate environment. A portion of Nordea's non-maturity deposits is in practice stable and the interest rates are rarely changed. These accounts have been redefined as long-term and hedged on a rolling basis, which has reduced SIIR.

Liquidity risk

In Nordea, liquidity risk is defined as the risk of only being able to meet liquidity commitments at increased cost or, ultimately, being unable to meet obligations as they fall due.

Measurement methods

The liquidity risk management focuses on short-term liquidity risk as well as long-term structural liquidity risk. Nordea's liquidity policy includes a business continuity plan and stress testing for liquidity management. In order to measure the exposure on both horizons a number of liquidity risk measures have been developed.

In order to avoid short-term funding pressures, Nordea measures the funding gap risk, which expresses the expected maximum accumulated need for raising liquidity in the course of the next 30 days. Funding gap risk is measured for each currency and as a total figure for all currencies combined.

To ensure funding in situations where Nordea is in urgent need of cash and the normal funding sources do not suffice, Nordea holds a liquidity buffer. The liquidity buffer consists of high-grade liquid securities that can be sold or used as collateral in funding operations.

The structural liquidity risk of Nordea is measured by the net balance of stable funding, which is defined as the difference between stable liabilities and stable assets. ALCO has set a target on net balance of stable funding to be positive, which means that stable assets are funded by stable liabilities. These liabilities primarily comprise retail deposits, bank deposits and bonds with a term to maturity longer than 6 months, and shareholders equity. Stable assets primarily comprise retail loans and other loans with a term to maturity longer than 6 months.

Liquidity risk analysis

The short-term liquidity risk has been held on moderate levels throughout 2004. The average funding gap risk, i.e. the average expected need for raising liquidity in the course of the next 30 days, has been EUR 1.7bn.

Nordea's liquidity buffer has been in the range EUR 16.3-22.5bn throughout 2004 with an average of EUR 19.3bn. Nordea considers this a high level and it reflects the Group's conservative attitude towards liquidity risk in general and towards unexpected liquidity events in particular.

GAP analysis Nordea 31 December 2004

Repricing gap for increasing rates

EURm Interest Rate Fixing Period	Group bs	Within 3 months	3–6 months	6–12 months	1–2 years	2–5 years	>5 years	Non Repricing	Total
Assets									
Interest bearing assets	210,333	147,283	13,633	11,502	8,113	9,633	19,076	1,093	210,333
Off-balance sheet items	0	1,795,387	21,059	26,358	10,644	10,180	2,403	0	1,866,032
Non interest bearing assets	65,666	0	0	0	0	0	0	65,666	65,666
Total assets	**276,000**	**1,942,670**	**34,693**	**37,860**	**18,757**	**19,813**	**21,479**	**66,759**	**2,142,031**
Liabilities									
Interest bearing liabilities	196,427	125,252	10,261	12,806	13,759	16,379	17,970	0	196,427
Off-balance sheet items	0	1,804,038	23,398	27,270	4,548	5,056	1,721	0	1,866,032
Non interest bearing liabilities	76,319	0	0	0	0	0	0	79,573	76,319
Total liabilities	**276,000**	**1,929,290**	**33,659**	**40,076**	**18,307**	**21,435**	**19,691**	**79,573**	**2,142,031**
Exposure		**13,381**	**1,033**	**–2,216**	**450**	**–1,622**	**1,788**	**–12,813**	**0**
Cumulative exposure			**14,414**	**12,198**	**12,647**	**11,026**	**12,813**	**0**	**0**

Nordea aims to always maintain a positive net balance of stable funding, and throughout 2004 this has been comfortably achieved with the yearly average for the net balance of stable funding being EUR 7.6bn.

Operational risk

In the Operational risk policy, operational risk is defined as the risk of direct or indirect loss, or damaged reputation resulting from inadequate or failed internal processes, people and systems or from external events. Legal and Compliance risks constitute sub-categories to Operational risk.

Operational risks are inherent in all activities within the organisation, in outsourced activities and in all interaction with external parties.

Solid internal control and quality management, consisting of a risk-management framework, leadership and skilled personnel, is the key to successful operational risk management. An annual report on the quality on Internal Control in the Group is submitted to the Board, incorporating all main issues on financial and operational risks.

Each business area is primarily responsible for managing its own operational risks. Group Credit and Risk Control develops and maintains a framework for identifying, measuring, monitoring and controlling operational risks and supports the line organisation to implement the framework.

Information security, physical security and crime prevention are important components when managing operational risks. To cover this broad scope, the group security function is included in Group Credit and Risk Control, and close cooperation is maintained with Group IT, Group Legal and Compliance.

The main processes for managing operational risks are an ongoing monitoring through self-assessment and the registering of incidents and quality deficiencies. The analysis of operational risk-related events, potential risk indicators and other early-warning signals are in focus when developing the processes.

The mitigating techniques consist of business continuity plans together with crisis management preparedness and a broad insurance cover for handling major incidents. Special emphasis is put on quality and risk analysis in change management and product development.

The techniques and processes for managing operational risks are structured around the risk sources as described in the definition of operational risk. This approach improves the comparability of risk profiles in different business areas and globally throughout the organisation. It also supports the focus on limiting and mitigating measures to the sources rather than the symptoms.

Reliable and risk-sensitive methods to quantify the operational risks constitute another important target when developing the techniques and processes. A convincing quantification is a prerequisite for more advanced models to calculate EC for operational risks.

Life insurance risk

The main characteristic that distinguishes the risk in the insurance business is that it stems from very long term contracts. It is not unusual that pension savings contracts have a duration of more than 40 years. In mutual companies the risk is shared with the customers. The pure life insurance risk is the risk of unexpected losses due to changes in mortality rates, longevity rates, disability rates and selection effects.

The risk inherent in the insurance business is primarily controlled using traditional actuarial methods, i.e. through tariffs, rules for acceptance of customers, reinsurance contracts, stress tests and provisions for risks. A continuous supervision of the appropriateness of the parameters in the risk models is undertaken to ensure that changes in the underlying risk is properly taken into account.

Economic Capital

Nordea defines Economic Capital (EC) as the capital required to cover unexpected losses in the course of its business with a certain probability and it is estimated from a shareholder perspective.

Losses occur as an unpreventable part of the businesses that Nordea performs. The size of the losses is uncertain and will vary around an expected loss level. EC is the amount of capital that Nordea needs to hold in order to be able to absorb the losses at a certain level of confidence and it is a more sophisticated measure of required capital than the current regulatory capital. It is also an important input in the Economic Profit (EP) calculations.

Nordea calculates EC for the following risk types: credit risk, market risk, life insurance risk, opera-

Major improvements of models for Economic Capital during 2004

- The work on a new model for measuring business risk has been completed and it will be introduced in Q1 2005. The new model uses historical profit and loss (P/L) time series as input and is based on an Earnings-at-Risk perspective. The historical P/L time series is "cleansed", by removing volatility stemming from other risk types. The volatility in the cleansed historical P/L series is the primary driver of the business risk capital.

- From Q2 2004 the real estate risk capital is reported under market risk capital. During 2004 most of Nordea's real estate holdings was divested. As a consequence, the real estate risk decreased to a level at which separate reporting was not motivated.

Economic Capital distributed to business areas


Retail (59%)
CIB (20%)
Asset Management & Life (11%)
Treasury (4,6%)
Other (5,3%)

Economic Capital distributed to risk types


Credit (63%)
Market (16%)
Business (11%)
Operational (9%)
Life (1%)

tional risk, and business risk. The EC from the different risk types are aggregated to total Nordea EC taking diversification effects between the risk types into account.

In order to achieve consistent risk measurement throughout Nordea, the measurement period is set to one year and the confidence level is 99,97% for all risk types. Nordea's total EC equals the amount needed to cover unexpected losses during one year in 99.97% of all possible cases.

Quantitative models are used to estimate the unexpected losses for each of the risk types compiled into EC:

- Credit risk is calculated using a set of capital factors. The capital factors are developed for different products, customer segments and credit quality categories. The factors have been estimated using a portfolio model, where PD, LGD and EAD are inputs, and are reviewed and updated annually. The parameter estimation framework used for EC will to a large extent also be used in the upcoming Basel II.
- The Market risk measurement for the banking business is based on scenario simulation and Value-at-Risk (VaR) models costumed for EC. For the Life insurance business an asset and liability management (ALM) - model is used, which is based on scenarios generated by Monte-Carlo simulation. The market risk in Nordea's internal defined benefit plans is based on VaR models.
- Operational risk is calculated according to the proposed standardised approach within Basel II.
- Business risk is currently calculated based on benchmarks set as a percentage of expenses. In Q1 2005 a new model will be introduced, which is based on the observed volatility in historical profit and loss time series that is attributed to business risk.
- The Life insurance risk is calculated as percentages of the EU minimum solvency requirement (death and disability risk) and technical provisions (longevity risk).

When all types of risk of the Group are combined, considerable diversification effects will arise, since it is highly improbable that all unexpected losses occur at the same time. However, the achievable level of diversification is reduced by highly correlated risk types. Credit risk and market risk are both highly correlated with the development of the general economy and thus reduce the level of diversification. Still, the diversification effects mean that the total EC is lower than the sum of the EC for each risk type.

The pie charts show the relative distribution of EC at 31 December 2004. Total EC at 31 December 2004 is calculated to EUR 8.4 bn (EUR 8.9 bn).

New Capital Adequacy Accord (Basel II)

The new Basel II Capital Accord was initiated to improve the risk sensitivity of the regulatory capital framework, to institute tougher disclosure requirements as well as a more rigorous supervisory review process for banks.

By applying the revised framework, the internal assessment of risk will serve as an input into the capital requirement calculations and improve the soundness of the risk-weighted assets calculations. The Basel Committee put forward a detailed set of minimum requirements to assure the conceptual soundness and integrity of internal risk assessments. In order to comply with the set of minimum requirements related to the Internal Rating Based (IRB) Approach, Nordea is refining internal models and processes used within the Economic Capital (EC) framework, as well as build up a comprehensive financial data warehouse.

Nordea participated in the Third Quantitative Impact Study in 2002. The result of this as well as later studies indicates that Basel II will have a positive effect on minimum required capital, the main reason being the Group's lending portfolio mix. For Nordea a decrease in RWA is expected to increase the Group's flexibility to manage its regulatory capital in a more efficient way.

The business case for Basel II can be drawn from the reduction in risk-weighted assets and hence capital needed under the chosen implementation plan. Equally important are the indirect benefits, which can be summarised as follows;

- Improved risk management standards
- Improved efficiency in the credit process
- Improved management information and pricing
- Consolidation of processes and reporting standards

During 2004 Nordea made a decision concerning the Groups ambition with regards to Basel II, which included the start for activities that are necessary in order to align the organisation, processes and systems to the level of standard that is required for IRB compliance.

In June 2004, Nordea submitted a pre-application to the Financial Supervisory outlining the Nordea Basel II implementation plan for the years 2007-2010. Nordea has the ambition as regards credit risk to move towards IRB approach starting with foundation approach 2007/2008 and moving gradually towards advanced approach. With regards to operational risk Nordea intends to implement a standardised approach, already used within the Economic Capital framework.

The process aligning Nordea's Economic Capital framework with Basel II IRB requirements will require substantial resources during the next couple of years. During 2004 the focus has been to on the following factors;

- Set up and staff a Basel II Programme
- Continuous work with the validation of rating and scoring models and parameters such as PD, LGD and EAD.
- Defining the requirements for future external and internal risk reporting as well as the scope for future data processes and IT infrastructure related to risk and capital.
- Aligning the Internal Capital Adequacy Assessment Process (ICAAP).

In 2005 additional effort and resources will be allocated to further close the gaps between the Group's EC framework and risk management process and the anticipated IRB requirements of Basel II. Main focus will be the development of a data warehouse fulfilling Basel II requirements.

Solvency II

The EU commission has initiated the work on a new Solvency standard for insurers called Solvency II. The work on Solvency II is still at an early stage, but the overall principles have been outlined and the three pillar structure from Basel II will be used.

Nordea will actively follow the development of Solvency II, in order to have in-depth knowledge of the consequences for Nordea at an early stage.

IFRS implementation

Nordea's financial reporting is based on Swedish GAAP. Swedish accounting standards have been gradually aligned to IFRS since 2000. At the end of 2004, 29 standards had already been implemented.

The introduction of new accounting standards according to International Financial Reporting Standards (IFRS) for companies with publicly traded securities in 2005, published by the International Accounting Standards Board (IASB), will still affect the consolidated financial statements for the Nordea Group.

The new accounting standards are, or will be, endorsed by the EU Commission, and become effective upon such endorsement.

In line with IFRS 1 on first time adoption, companies must present comparable figures for at least one year, except for IFRS 4 and IAS 39.

In November 2004 the Stockholm Stock Exchange recommended listed companies to present the main effects of implementing IFRS in the year-end reports.

The main changes in accounting principles relevant for the Nordea Group include:

- changes in measurement of assets and liabilities,
- timing of recognition and derecognition of assets and liabilities, and
- changes in presentation and classification of the balance sheet items.

More specifically, these changes are mainly related to implementation of the following standards:

- IAS 1 Presentation of Financial Statements
- IFRS 3/IAS27 Business combinations, incl. goodwill
- IFRS 4 Insurance contracts
- IAS 36 Impairment of assets
- IAS 39 Financial instruments

Nordea will present comparative figures for one year, with the exception of insurance contracts and financial instruments (IFRS 4 and IAS 39). As Nordea has not based its relevant business operations on the principles of IFRS 4 and IAS 39 during 2004, remeasured figures would not provide meaningful information.

Below the main effects on the opening balance 2005 and the reported earnings are presented. The effects are based on preliminary calculations and will be subject to revisions and updates during 2005.

In addition to the effects of the new standards, the presentation format of Nordea's accounts will be changed, including reclassifications of the balance sheet as well as certain income and expenses. Implementation of IFRS 3 and IAS 27 regarding business combinations and consolidation means that the consolidation principles for previously non fully consolidated holdings will be changed, which will include a line-by-line consolidation of the life insurance business in the Nordea Group financial statements.

Such reclassifications will, however, not affect the reported profits or Nordea's overall financial position.

IFRS – Opening balance 2005

Implementation of IFRS 3 regarding goodwill acquired in business combinations means that no amortisation of goodwill will be made. When presenting comparative figures for 2004, the goodwill amortisation of EUR 161m will be reversed, which will lead to an increase in equity of the same amount in the opening balance 1 January 2005 compared to the reported equity end 2004.

Implementation of the impairment rules in IAS 39 on loans and advances will affect the opening balance as per 1 January 2005 with approx. EUR 100m, with a corresponding increase in equity of approx. EUR 70m after tax. This follows as a result of general loan loss provisions not being allowed under IAS 39. IAS 39 instead requires impairment to be identified in groups of loans with similar risk characteristics. Nordea has consequently partly reclassified general provisions to group-wise provisions (collective impairment). At 31 December 2004 general provisions amounted to EUR 303m, of which approx. EUR 200m have been reclassified. Remaining general provisions after reclassification have been dissolved, which results in the positive non-recurring effect on equity.

Implementation of IAS 39 on hedge accounting will affect the opening balance as per 1 January 2005. Nordea will use hedge accounting for financial assets and liabilities where relevant. All derivatives will be measured at fair value. The net effect of the conversion to hedge accounting applied under IFRS on the equity in the opening balance 1 January 2005 is estimated to have a limited effect, only. The effect is a result of applying fair value on certain assets and related derivatives, as opposed to previously applying deferral hedge accounting (amortised cost principle). In addition, initial recognition of income related to on- and off-balance sheet items, as well as other IAS 39-related elements, are reflected by an opening balance effect of approx. EUR –40m.

The Danish mortgage loans and closely related issued mortgage bonds in the fully owned subsidiary Nordea Kredit Realkreditaktieselskab will be measured at fair value, in line with the principles applied in the subsidiary. These items will not affect equity in the opening balance 1 January 2005. Uncertainty remains with respect to whether the annual accounts for 2005 can reflect fair value measurement of issued bonds.

Implementation of IFRS 4 and IAS 39 will affect the measurement and classification of assets and liabilities in the life insurance business. The remeasurement is expected to have a limited effect on the reported financials, as fair value is already the main valuation principle in Nordea's life business.

Nordea will not restate business combinations that occurred before the transition date of 1 January 2004. Implementation of IFRS 3 on business combinations will consequently not affect Nordea's accumulated goodwill.

Implementation of IAS 36 regarding impairment of assets means that certain assets previously measured at historic cost less amortisation, will be measured at the recoverable amount. The net effect on equity in the opening balance 1 January 2005 is EUR -29m.

In accordance with IAS 1 on presentation of financial statements, minority interests are no longer deducted from equity. This will lead to a positive effect on equity in the opening balance of EUR 13m.

Other items identified are estimated in aggregate to have an effect on the equity in the opening balance 1 January 2005 of EUR –13m.

IFRS – Opening balance 2005*

EURm

Reported Equity 2004 (end of period)		**12,549**	
IFRS 3	Goodwill amortisation	+161	
IAS 39	Loan loss provisions	+70	
IAS 39	Financial instruments	–40	
IAS 36	Impairment of assets	–29	
IAS 1	Minority interests	+13	
Other opening balance issues		–13	
Equity Opening Balance 1 Jan 2005		**12,711**	+162

* Approximated figures

IFRS – Net effect on equity and capital position

In total, these changes add up to a positive net effect on the equity in the opening balance of approx. EUR 160m, net, when including the tax effect.

The effect on Tier 1 capital at 1 January 2005 is negligible when including IFRS changes. The difference between the effect on equity and the effect on Tier 1 capital is the reversal of goodwill. Goodwill is deducted from equity when calculating Tier 1 capital, hence the change in the goodwill does not affect Tier 1 capital.

IFRS – Profit and loss

Implementation of IFRS 3 regarding goodwill acquired in business combinations means that no amortisation of goodwill will be made, but impairment test will, as previously, be performed. If the standard had been implemented in 2004, the net effect on Nordea's operating profit would have been an increase of EUR 161m.

Implementation of IAS 39 regarding impairment means that calculated interest income related to impaired loans will be recognised as interest income, calculated at original effective interest rate, while the value of a loan at the time of impairment will be calculated based on net present value of future cash flows. This means that interest income and impairment losses will show increases of the same magnitude, amounting to approx. EUR 15m, and the net effect on reported profits, if any, is expected to be marginal.

The implementation of IAS 39 is expected to lead to some increased volatility in reported profits, due to valuation of certain financial instruments, but is not expected to have a material impact on the reported earnings going forward. There is continued uncertainty attached to the scope of IAS 39. Adjusted recommendations are expected during 2005.

Nordea's current asset-liability strategy, regarding its non-trading interest rate risk will be continued in 2005. The asset liability management has been adapted to ensure fulfilment of relevant requirements for hedge accounting.

Initial recognition regarding certain derivatives, including remeasurement of up front gains/losses is expected to lead to some reduction of reported income in Nordea's Markets operations.

Due to certain reclassifications in the income statement, including the effect of consolidating the life insurance business line-by-line, both reported total income and expenses will increase.

IFRS – Net effect on profit and loss

Based on the current standards, the changes are expected to have a positive effect on Nordea's pre-tax profit when disregarding potentially increased volatility resulting from the implementation of IAS 39. In total the effect is expected to be in the area of EUR 160m, on an annual basis.

IFRS – Key figures

Reported Return on Equity (RoE) up to and including year-end 2004 has excluded goodwill amortisation in net profit, and goodwill in equity. At the end of 2004 goodwill amounted to approx. EUR 1.9bn, and equity amounted to EUR 12.5bn.

Going forward, goodwill will be included in equity when calculating RoE, and there will be no goodwill amortisation. The difference in methodology means that reported RoE will decrease by approx. 3%-points, all other factors being equal. No other factors than goodwill have been included in this calculation.

Business area results

EURm	Retail Banking	Corporate and Institutional Banking	Asset Management & Life: Asset Mgmt	Asset Management & Life: Life	Group Treasury	Group Functions and Eliminations	Total
Customer responsible units:							
Net interest income	2,907	448	36		122	–3	3,510
Other income	1,360	596	280		–2	–24	2,210
Total income incl. allocations	**4,267**	**1,044**	**316**		**120**	**–27**	**5,720**
of which allocations [1]	524	–291	–233		6	–6	0
Expenses incl. allocations	**–2,460**	**–592**	**–187**		**–34**	**–211**	**–3,484**
of which allocations [1]	–1,222	–193	15		–5	1,405	0
Loan losses	18	51				–96	–27
Equity method	27	19				2	48
Profit before investment earnings and insurance	**1,852**	**522**	**129**	**0**	**86**	**–332**	**2,257**
Investment earnings, banking					8	0	8
Operating profit, life insurance	52			128		0	180
Goodwill amortisation and write-down	–21	–14				–126	–161
Operating profit 2004:	**1,883**	**508**	**129**	**128**	**94**	**–458**	**2,284**
Operating profit 2003:	1,537	435	95	114	246	–615	1,812
Return on equity, %	28	19					16
Cost/income ratio, banking, %	57	56	59		27		60
Other information, EURbn							
Total assets	157	89	5	25	16	–16	276
Lending	131	28	2		0		161
Deposits	73	25	4		2		104
Capital expenditure, EURm	10	6	4	3	0	100	123
Depreciations, EURm	–6	–10	–5	–5	0	–123	–149
Product result 2004:			**239**	**206**			
Product result 2003:			180	161			

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations includes the unallocated results of the three group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury) and Group Staffs. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Figures are disclosed and consolidated using end of period and average currency rates in conformity with the statutory reporting. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on allocated capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking. The product result of EUR 239m for Asset Management includes, in addition to the operating profit of EUR 129m, revenues and expenses related to investment funds allocated to Retail Banking as well as estimated sales and distribution costs.

When allocating income and cost between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and advances to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. This also applies to the corresponding result effect derived from amortisation and writedowns and funding costs. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations, together with the result effects.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arms length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, results from real estate holdings, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

5 year overview

Key financial figures

Operational income statement

Group EURm	2004	2003	2002	2001	2000[1,2]
Net interest income	3,510	3,366	3,451	3,465	2,838
Net commission income	1,639	1,486	1,535	1,432	1,454
Trading income	481	567	530	543	415
Other income	90	220	154	165	134
Total income	**5,720**	**5,639**	**5,670**	**5,605**	**4,841**
Staff costs	–1,892	–2,101	–2,086	–1,848	–1,534
Profit sharing	–60	–46	–	–30	–45
Other expenses	–1,532	–1,526	–1,659	–1,511	–1,274
Total expenses	**–3,484**	**–3,673**	**–3,745**	**–3,389**	**–2,853**
Profit before loan losses	**2,236**	**1,966**	**1,925**	**2,216**	**1,988**
Loan losses, net	–27	–363	–261	–373	–79
Equity method	48	57	52	95	62
Profit before investment earnings and insurance	**2,257**	**1,660**	**1,716**	**1,938**	**1,971**
Investment earnings, banking	8	170	122	172	431
Operating profit, life insurance	180	149	2	–17	73
Operating profit, general insurance	–	–	–122	–18	53
Goodwill amortisation and write-downs	–161	–167	–171	–147	–93
Operating profit	**2,284**	**1,812**	**1,547**	**1,928**	**2,435**
Real estate sales and write-downs, net	300	–115	–	–	–40
Allocation to/from pension foundation	–	–	–255	–	32
Taxes	–667	–205	–405	–360	–691
Minority interests	–3	–2	0	0	–3
Net profit	**1,914**	**1,490**	**887**	**1,568**	**1,733**

Ratios and key figures (see business definitions page 102)

Earnings per share, EUR	0.69	0.51	0.30	0.53	0.58
Share price[3], EUR	7.43	5.95	4.20	5.97	8.10
Shareholders' equity per share[3], EUR	4.59	4.28	4.06	4.00	3.74
Shares outstanding[4], million	2,735	2,846	2,928	2,965	2,982
Return on equity excluding goodwill[5], %	20.2	16.7	11.3	19.2	19.4
Return on equity, %	15.7	12.3	7.5	13.8	16.1
Loans and advances to the public[3], EURbn	161	146	146	138	129
Deposits and borrowings from the public[3], EURbn	104	96	94	91	81
Shareholders' equity[3], EURbn	13	12	12	12	11
Total assets[3], EURbn	276	262	250	242	224
Assets under management[3], EURbn	131	113	96	105	105
Cost/income ratio, banking[6], %	60	63	64	58	54
Cost/income ratio, excluding investment earnings, %	60	64	65	59	58
Tier 1 capital ratio[3], %	7.3	7.3	7.1	7.3	6.8
Total capital ratio[3], %	9.5	9.3	9.9	9.1	9.4
Risk-weighted assets[3], EURbn	145	134	135	136	132
Number of employees[3] (full-time equivalents)	28,929	30,674	37,562	42,017	39,068

1 Incl Unidanmark Q1 pro forma.
2 Profit 2000 excl Nordea Bank Norway (formerly Christiania Bank og Kreditkasse).
3 End of period, incl Nordea Bank Norway from Q4 2000.
4 End of period. Average number of shares Jan–Dec 2004 was 2,789 million (Jan–Dec 2003 2,921). Dilution not applicable.
5 Net profit before minority interests and goodwill amortisation/write-downs as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.
6 Total expenses divided by the sum of total income, equity method and investment earnings, banking.

Quarterly overview

Quarterly development

Group EURm	Note	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income		912	884	868	846	850	838	843	835
Net commission income	1	434	403	405	397	388	379	366	353
Trading income		135	86	104	156	125	130	155	157
Other income		23	18	27	22	36	56	99	29
Total income		**1,504**	**1,391**	**1,404**	**1,421**	**1,399**	**1,403**	**1,463**	**1,374**
Staff costs		–485	–463	–456	–488	–511	–531	–539	–520
Profit sharing		–15	–15	–15	–15	–46	–	–	–
Other expenses		–425	–359	–378	–370	–416	–350	–363	–397
Total expenses	2	**–925**	**–837**	**–849**	**–873**	**–973**	**–881**	**–902**	**–917**
Profit before loan losses		**579**	**554**	**555**	**548**	**426**	**522**	**561**	**457**
Loan losses, net		10	2	3	–42	–84	–89	–92	–98
Equity method		15	15	9	9	14	10	19	14
Profit before investment earnings and insurance		**604**	**571**	**567**	**515**	**356**	**443**	**488**	**373**
Investment earnings, banking		33	–26	–61	62	33	27	81	29
Operating profit, life insurance		40	42	51	47	40	40	50	19
Goodwill amortisation and write-downs		–41	–39	–41	–40	–46	–40	–40	–41
Operating profit		**636**	**548**	**516**	**584**	**383**	**470**	**579**	**380**
Real estate sales and write-downs		–	–	300	–	–115	–	–	–
Taxes		–201	–149	–152	–165	–66	159	–174	–124
Minority interests		–1	–1	0	–1	0	–1	0	–1
Net profit		**434**	**398**	**664**	**418**	**202**	**628**	**405**	**255**
Earnings per share (EPS)		0.16	0.14	0.24	0.15	0.07	0.21	0.14	0.09
EPS, rolling 12 months up to period end		0.69	0.60	0.67	0.57	0.51	0.55	0.40	0.30

Note 1 Net commission income

Brokerage	42	35	40	44	35	28	20	24
Asset Management/investment funds	142	123	124	127	129	120	114	104
Issue of securities	10	11	6	7	5	2	6	5
Loans and Advances	87	93	90	90	88	88	87	88
Deposits and payments	210	199	199	192	200	194	191	179
Foreign exchange	12	11	11	11	13	10	9	7
Other	37	36	43	31	29	35	25	32
Commission expenses	–98	–93	–91	–95	–94	–84	–80	–76
Net commission income incl. commision reported as trading income	**442**	**415**	**422**	**407**	**405**	**393**	**372**	**363**
Of which reported as trading income	–8	–12	–17	–10	–17	–14	–6	–10
Net commission income	**434**	**403**	**405**	**397**	**388**	**379**	**366**	**353**

Note 2 Expenses

Staff[1]	485	463	457	489	512	532	541	521
Profit sharing	15	15	15	15	46	–	–	–
Information technology[2]	115	105	108	112	136	88	85	99
Marketing	39	18	23	14	27	14	23	18
Postage, telephone and office expenses	53	46	50	52	56	53	49	58
Rents, premises and real estate expenses	93	83	89	75	87	74	81	82
Other	129	111	110	120	112	123	128	142
Expenses	**929**	**841**	**852**	**877**	**976**	**884**	**907**	**920**
Of which investment activities[3]	–4	–4	–3	–4	–3	–3	–5	–3
Expenses	**925**	**837**	**849**	**873**	**973**	**881**	**902**	**917**

[1] Variable salaries were EUR 124m in 2004 (2003: EUR 106m).
[2] Refers to IT operation and consultant fees. Total IT-related costs, including personnel etc, but excluding IT expenses in insurance operations) were EUR 674m, in 2004 (full year 2003 EUR 688m).
[3] Including staff costs.

Statutory Income Statement

EURm	Note	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Operating income					
Interest income	3	8,011	9,158	1,344	59
Interest expenses	3	–4,468	–5,500	–874	–154
Net interest income	3	**3,543**	**3,658**	**470**	**–95**
Dividend income	4	17	43	1,321	1,397
Commission income	5	2,060	1,868	550	–
Commission expenses	5	–377	–335	–115	–4
Net result from financial operations	6	435	369	75	–5
Other operating income	7	396	220	155	6
Total operating income		**6,074**	**5,823**	**2,456**	**1,299**
Operating expenses					
General administrative expenses					
– Staff costs	8	–1,956	–2,135	–499	–34
– Other administrative expenses	9	–1,417	–1,381	–544	–30
Depreciation, amortisation and write-down of tangible and intangible fixed assets	10	–301	–299	–103	0
Real estate sales and write-downs, net		–	–115	–	–
Total operating expenses		**–3,674**	**–3,930**	**–1,146**	**–64**
Profit before loan losses		**2,400**	**1,893**	**1,310**	**1,235**
Loan losses, net	11	–27	–383	–33	–
Change in value of assets taken over for protection of claims	12	–	20	–	–
Write-downs on securities held as financial fixed assets	25	0	0	–111	–44
Profit from companies accounted for under the equity method		55	57	–	–
Operating profit, banking		**2,428**	**1,587**	**1,166**	**1,191**
Operating profit, insurance	13	**156**	**126**	**–**	**–**
Operating profit		**2,584**	**1,713**	**1,166**	**1,191**
Appropriations	14	–	–16	127	–6
Tax on the profit for the year	15	–667	–205	–37	45
Minority interests		–3	–2	–	–
Net profit for the year		**1,914**	**1,490**	**1,256**	**1,230**
Earnings per share, EUR		0.69	0.51	0.45	0.42
Earnings per share, after full dilution, EUR		0.69	0.51	0.45	0.42
Proposed/actual dividend per share, EUR		–	–	0.28	0.25

Balance sheet

EURm	Note	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Assets					
Cash and balances at central banks	16	4,216	1,748	218	–
Treasury bills and other eligible bills	17	12,797	12,016	3,006	–
Loans and advances to credit institutions	18, 20	20,614	29,037	23,749	95
Loans and advances to the public	19, 20	161,148	145,644	17,492	–
Bonds and other interest-bearing securities	22	14,388	20,001	3,259	89
Shares and participations	23	967	648	419	–
Shares in associated undertakings	24	349	410	28	0
Shares in group undertakings	25	4	11	16,741	18,381
Assets, insurance	26				
– Investments		19,718	18,545	–	–
– Investments, policyholders bearing the risk		3,986	3,466	–	–
– Other assets		528	869	–	–
Intangible fixed assets	27	1,946	2,090	754	0
Tangible assets	28, 29	587	826	61	–
Deferred tax assets	15	401	534	48	3
Current tax assets		65	70	53	56
Other assets, banking	30	29,550	21,073	1,823	1,630
Prepaid expenses and accrued income	31	1,343	1,995	197	15
Investments, customers bearing the risk	32	3,433	3,207	–	–
Total assets		**276,040**	**262,190**	**67,848**	**20,269**
Liabilities and shareholders' equity					
Deposits by credit institutions	33	30,153	28,753	22,885	669
Deposits and borrowings from the public	34	104,424	95,556	25,669	–
Debt securities in issue etc.	35	59,296	64,380	3,532	–
Liabilities, insurance	26				
– Technical provisions		19,424	17,748	–	–
– Technical provisions, policyholders bearing the investment risk		4,050	3,466	–	–
– Other liabilities		368	610	–	–
Current tax liabilities		151	121	–	4
Other liabilities, banking	36	36,735	31,169	1,981	9,702
Accrued expenses and prepaid income	37	1,968	2,085	228	26
Deferred tax liabilities	15	468	581	–	–
Provisions	38	632	421	173	15
Subordinated liabilities	39	5,818	5,115	3,526	–
Total liabilities		**263,487**	**250,005**	**57,994**	**10,416**
Untaxed reserves	40	**–**	**–**	**653**	**134**
Minority interests		**4**	**8**	**–**	**–**
Shareholders' equity	41				
Share capital		1,128	1,160	1,128	1,160
Share premium account		4,284	4,284	4,284	4,284
Other restricted reserves		922	611	–	–
Unrestricted reserves		4,301	4,632	2,533	3,045
Net profit for the year		1,914	1,490	1,256	1,230
Total shareholders' equity		**12,549**	**12,177**	**9,201**	**9,719**
Total liabilities and shareholders' equity		**276,040**	**262,190**	**67,848**	**20,269**
Assets pledged for own liabilities	42	23,003	32,378	741	0
Other assets pledged	43	3,369	5,782	3,244	–
Contingent liabilities	44	13,955	13,612	1,727	–
Commitments	45	1,587,512	1,392,415	93,967	–

Other notes

Accounting policies	1	Assets and liabilities at fair value	48
Segment reporting	2	Assets and liabilities in foreign currencies	49
Assets taken over for protection of claims	21	Unconsolidated group undertaking	50
Capital adequacy	46	Mergers	51
Derivatives	47	The Nordea share	52

Movements in Shareholders' equity

Movements in shareholders' equity, 2004

Group EURm	Share capital	Other restricted reserves	Unrestricted reserves	Net profit for the year	Total equity
Balance at beginning of year	1,160	4,895	6,122		12,177
Change in accounting policy (RR 29)			–183		–183
Balance at beginning of year, restated	**1,160**	**4,895**	**5,939**		**11,994**
Dividend			–696		–696
Reduction of share capital	–32		32		–
Own shares [1,2]			–730		–730
Change in reserve for unrealised gains for the year		–18	18		–
Transfers between restricted and unrestricted reserves [3]		309	–309		–
Currency translation adjustment for the year [4]		20	47		67
Net profit for the year				1,914	1,914
Balance at year-end	**1,128**	**5,206**	**4,301**	**1,914**	**12,549**

[1] Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at 31 Dec 2004 was 6.7 million (31 dec 2003: 3.0 million).

[2] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was as at 31 Dec 2004 111.7 million (31 Dec 2003: 81.6 million). The Annual General Meeting (AGM) decided on 31 March 2004 to reduce the share capital by EUR 32,343,080.72. The cancellation was registered on 26 October 2004. The reduction has been made through retirement without payment.

[3] Due to the merger of Nordea Bank AB (publ) and Nordea Bank Sweden AB (publ) and change in untaxed reserves.

[4] The accumulated amount of currency translation differences is EUR –144m (EUR –211m). The reason for the change during the year is mainly due to strengthening of the Norwegian crown and the Polish zloty. The translation difference for the year has been reduced by EUR 1m through currency hedging.

Movements in shareholders' equity, 2003

Group EURm	Share capital	Other restricted reserves	Unrestricted reserves	Net profit for the year	Total equity
Balance at beginning of year	1,183	4,873	5,841		11,897
Dividend			–673		–673
Reduction of share capital	–23		23		–
Own shares [1,2]			–460		–460
Change in reserve for unrealised gains for the year		–9	9		–
Transfers between restricted and unrestricted reserves		–1	1		–
Currency translation adjustment for the year [3]		32	–109		–77
Net profit for the year				1,490	1,490
Balance at year-end	**1,160**	**4,895**	**4,632**	**1,490**	**12,177**

[1] Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at 31 Dec 2003 was 3.0m (31 Dec 2002: 2.7m).

[2] Number of own shares referring to Nordea's repurchase of own shares at 31 Dec 2003 81.6 million (31 Dec 2002: 57.0 million). The Annual General Meeting (AGM) decided on 24 April 2003 to reduce the share capital by EUR 22,593,410.56 corresponding to the repurchased own shares hold at 31 Dec 2002. The cancellation was registered in early October 2003. The reduction has been made through retirement without payment. Average number of own shares Jan–Dec 2003 was 53.0 million (Jan–Dec 2002: 30.0 million).

[3] The accumulated amount of currency translation differences is EUR –211m (EUR –134m). The reason for the change is mainly due to the weakening of the Norwegian Crown and the change in financing of Nordea Bank Norway. The translation difference for the year has been reduced by EUR 414m through currency hedging.

Movements in shareholders' equity, 2004

Parent Company EURm	Share capital[1]	Other restricted reserves	Unrestricted reserves	Net profit for the year	Total equity
Balance at beginning of year	1,160	4,284	4,275		9,719
Dividend			–696		–696
Reduction of share capital	–32		32		–
Own shares[2,3]			–700		–700
Currency translation adjustment for the year			0		0
Group contribution, net[4]			–5		–5
Mergers			–373		–373
Net profit for the year				1,256	1,256
Balance at year-end	**1,128**	**4,284**	**2,533**	**1,256**	**9,201**

[1] The company's share capital on 31 December 2004 was EUR 1,128,117,742.40. The number of shares was 2,846,499,727 shares with a nominal value of EUR 0,39632.
[2] The Annual General Meeting (AGM) decided on 31 March 2004 to reduce the share capital by EUR 32,343,080.72. The cancellation was registrated 26 October 2004.
[3] Nordea Bank AB (publ) has repurchased 111,654,500 own shares during 2004. The average price was SEK 56.91.
[4] Including adjustment for tax.

Movements in shareholders' equity, 2003

Parent Company EURm	Share capital[1]	Other restricted reserves	Unrestricted reserves	Net profit for the year	Total equity
Balance at beginning of year	1,183	4,284	4,044		9,511
Dividend			–673		–673
Reduction of share capital[2]	–23		23		0
Own shares[3]			–458		–458
Adjustment			–61		–61
Group contribution, net[4]			170		170
Net profit for the year				1,230	1,230
Balance at year-end	**1,160**	**4,284**	**3,045**	**1,230**	**9,719**

[1] The company's share capital on 31 December 2003 was EUR 1,160,460,823.12. The number of shares was 2,928,108,227 shares with a nominal value of EUR 0,39632.
[2] The Annual General Meeting (AGM) decided on 24th of April 2003 to reduce the share capital by EUR 22,593,410.56. The cancellation was registrated in early October 2003.
[3] Nordea Bank AB (publ) has repurchased 81,608,500 own shares during November and December 2003. The average price was SEK 50,40.
[4] Including adjustment for tax.

Cash flow statement

EURm	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Operating activities				
Operating profit	2,584	1,713	1,166	1,191
Pension adjustments	–	–16	–21	–1
Adjustments for items not included in cash flow	600	365	–764	–1,262
Income taxes paid	–463	–428	–45	–69
Cash flow from operating activities before changes in operating assets and liabilities	**2,721**	**1,634**	**336**	**–141**
Changes in operating assets				
Change in bonds and other interest-bearing securities	4,534	–3,596	1,520	–
Change in loans and advances to credit institutions	4,878	–3,425	–4,790	–
Change in loans and advances to public	–15,964	–267	2,196	–
Change in shares and participations	–467	–32	–367	–
Change in assets, insurance	–1,352	–1,350	–	–
Change in derivatives, net	–666	–115	–9	253
Change in other assets, exluding derivates	–1,277	–529	2,166	1,226
Changes in operating liabilities				
Change in deposits by credit institutions	1,408	2,742	9,459	–947
Change in deposits and borrowings from the public	8,868	1,378	874	–
Change in debt securities in issue etc	–5,084	2,522	–572	–
Change in liabilities, insurance	2,018	1,606	–	–
Change in other liabilities, excluding derivates	–1,196	–105	–10,274	9,354
Cash flow from operating activities	**–1,579**	**463**	**539**	**9,745**
Investing activities				
Acquisition of shares in group undertakings	–	–45	–	–9,400
Sale of shares in group undertakings	4	13	23	62
Merger of group undertakings	–	–	551	–
Acquisition of shares in associated companies	–11	–7	–2	–
Sale of shares in associated companies	70	109	1	–
Acquisition of tangible assets	–108	–137	–20	–
Sale of tangible assets	886	808	2	–
Acquisition of intangible fixed assets	–15	–34	–	–
Sale of intangible fixed assets	1	5	–	–
Purchase/sale of other financial fixed assets	355	102	86	762
Cash flow from investing activities	**1,182**	**814**	**641**	**–8,576**
Financial activities				
Issued/amortised subordinated liabilities	703	–1,013	1,105	–
Repurchase of own shares	–730	–460	–700	–458
Dividend paid	–696	–673	–696	–673
Cash flow from financial activities	**–723**	**–2,146**	**–291**	**–1,131**
Cash flow for the year	**–1,120**	**–869**	**889**	**38**
Cash and cash equivalents at the beginning of the year	7,629	8,484	95	57
Exchange rate difference	43	14	–	–
Cash and cash equivalents at the end of the year	6,552	7,629	984	95
Change	**–1,120**	**–869**	**889**	**38**

Comments to the Cash flow statement

The cash flow statement has been prepared in accordance with RR7 and shows inflows and outflows of cash and cash equivalents during the year. The cash flow statement contains more details compared to previous years, which means some minor restatements of the comparative figures for the year 2003.

Nordea's cash flow has been prepared in accordance with the indirect method, whereby net profit is adjusted for effects of non-cash transactions such as depreciation and loan losses. The cash flows are classified in operating, investing and financing activities.

Operating activities

Operating activities are the principal revenue-producing activities and cash flows are mainly derived from the operating profit for the year with adjustment for items not included in cash flow and income taxes paid. Adjustment for non-cash items includes:

	Group		Parent Company	
EURm	2004	2003	2004	2003
Depreciations	305	325	103	0
Write downs	–	162	–	44
Loan losses	140	363	75	–
Unrealised gains/losses	76	–323	2	–
Capital gain/losses (net)	–336	–15	–22	–
Change in accruals and provisions	414	–302	192	–111
Anitcipated dividends	–	–	–1,221	–1,360
Group contributions	–	–	101	170
Translation differences	3	152	6	–5
Other	–2	3	–	–
	600	**365**	**–764**	**–1,262**

Changes in operating assets and liabilities consist of assets and liabilities that are part of normal business activities, such as loans and advances, lending and deposits. Changes in derivatives are reported net.

Cash flow from operating activities include interest payments received and interest expenses paid with the following amounts:

	Group		Parent Company	
EURm	2004	2003	2004	2003
Interest payments received	6,274	7,422	1,459	65
Interest expenses paid	3,091	4,125	899	135

Investing activities

Investing activities include the acquisition and disposal of fixed assets, financial as well as tangible and intangible. Aggregated cash flows arising from acquisition and sale of subsidiaries are presented separately and consist of:

	Group	
EURm	2004	2003
Acquisition of group undertakings		
Liquid funds	–	1
Loans and advances to credit institutions	–	96
Tangible and intangible assets	–	2
Other assets	–	2
Total assets	**–**	**101**
Deposits by credit institutions	–	49
Other liabilities and provisions	–	6
Total liabilities	**–**	**55**
Purchase price paid/merged	–	46
Cash and cash equivalents in acquired group undertakings	–	–1
Net effect on cash flow	**–**	**45**

	Group	
EURm	2004	2003
Sale of subsidiaries		
Liquid funds	22	–
Loans and advances	9	1
Tangible and intangible assets	0	6
Other assets	8	6
Total assets	**39**	**13**
Deposits by credit institutions	–8	–
Other liabilities and provisions	–9	–1
Total liabilities	**–17**	**–1**
Capital gain/loss on sold subsidiaries	4	1
Purchase price received	**26**	**13**
Cash and cash equivalents in sold subsidiaries	–22	–
Net effect on cash flow	**4**	**13**

Parent Company

EURm	2004	2003
Merger of group undertakings[1]		
Liquid funds	551	–
Loans and advances to credit institutions	18,194	–
Loans and advances to the public	19,763	–
Bonds and other interest-bearing securities	7,595	–
Tangible and intangible assets	1,902	–
Other assets	6,779	–
Total assets	**54,784**	**–**
Deposits by credit institutions	12,757	–
Deposits and borrowings from the public	24,795	–
Other liabilities and provisions	13,662	–
Total liabilities	**51,214**	**–**
Book value of merged group undertakings	3,570	–
Cash and cash equivalents in merged group undertakings	551	–
Net effect on cash flow	**551**	**–**

[1] Refers to merger of Nordea Bank Sweden AB (publ) and Nordea Securities.

Financing activities

Financing activities are activities that result in changes of equity, such as new issues, dividends and change in subordinated liabilities.

Liquid assets

The following items are included in liquid assets:

	Group		Parent Company	
EURm	2004	2003	2004	2003
Cash and balances at central banks	4,216	1,748	218	–
Loans to credit institutions, payable on demand	2,336	5,881	766	95
	6,552	**7,629**	**984**	**95**

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1:

Accounting policies

Legal framework

The accounts are prepared in accordance with the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the regulations of the Swedish Financial Supervisory Authority (FFFS), the recommendations of the Swedish Financial Accounting Standards Council (RR) and the interpretations by the RR's Standing Interpretations Committee.

The application of FFFS in certain cases takes precedence over the recommendations and interpretations of the Swedish Financial Accounting Standards Council. For example RR27 Financial instruments, disclosure and presentation. Other departures have not had any significant effect on the financial statements except for what is separately mentioned under "Principles of consolidation" and "Fund for unrealised profits".

In preparing the annual report, FFFS 2002:22 has been applied. On 1 January FFFS 2003:11 came into force. The full application of this regulation is however optional, and is mandatory only for those institutes which are applying the new rules of recognition and measurement of financial instruments found in ÅRKL. Nordea has chosen to await the implementation. In accordance with FFFS 2003:11, however, information about the transition to International Financial Reporting Standards (IFRS) is presented in the Board of Directors' report.

Changed accounting policies

In all material respects the accounting policies and the bases for calculations are unchanged in comparison with previous year's annual report. The Swedish Financial Accounting Standards Council's recommendation RR29 Employee Benefits came into force on 1 January 2004. The implementation of RR29 has lead to changes in the way pension obligations and pension costs are calculated. Calculations in accordance with RR29 differ substantially from those applied earlier based on national GAAP. See further note 38, Provisions.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles in certain cases requires the use of estimates and assumptions by management, for instance in provisioning for loan losses, fair value adjustments and actuarial calculations of pension liabilities. These estimates and assumptions affect the reported amounts of assets, liabilities and commitments, as well as income and expenses in the financial statements presented. Actual outcome can later to some extent differ from the estimates and the assumptions made.

Principles of consolidation

Consolidated entities

The consolidated financial statements include the accounts of the parent company Nordea Bank AB (publ), and those companies in which the parent company owns, directly or indirectly through group undertakings, more than 50% of the voting rights, or otherwise has power to exercise control over the operations. Shares taken over for protection of claims are not included in the consolidated financial statements, as they are temporary holdings, designated to be sold within a short period of time. Group undertakings are consolidated according to the purchase method. They are generally included in the consolidated accounts from the date on which control is transferred to the Group and are no longer consolidated from the date on which control ceases.

The consolidation is prepared line-by-line in respect of the banking subgroups. In accordance with FFFS, the insurance subgroup is consolidated in a more simplified manner. The result is disclosed in one line in the Group's income statement and in separate lines for assets and liabilities respectively in the balance sheet.

The equity method of accounting is used for associated undertakings where the share of voting rights is between 20% and 50% or otherwise has significant influence. As concerns the participation in VPC AB, significant influence is considered exercised, although the share of voting rights has decreased below 20%.

The equity method is in general also used for holdings in group undertakings that are not credit institutions, securities companies or insurance companies, or whose operations are not linked to a company in one of these categories, such as property and IT-related holdings.

The holding in Nordea Life Assurance I Sweden AB (publ), which operates according to mutual principles, is not consolidated in the financial statements, as profit distribution is not allowed from this company. The process of demutualising the company has been initiated at the end of 2004 and will be in force as from 1 January 2006 when the holding will be fully consolidated.

The 40% holding in Nordic Processor AB is not consolidated due to the terms in the agreement with IBM. The Group accounts are only affected through direct invoicing from Nordic Processor AB.

For further information on the undertakings included in the Nordea Group see notes 24 and 25.

Principles of elimination

Intra-group transactions, balances and unrealised gains on transactions between the consolidated group undertakings are eliminated. Unrealised losses are also eliminated unless the loss constitutes an impairment cost.

In accordance with FFFS only intra-group assets and liabilities between the insurance group and other group undertakings are eliminated, whereas income and expenses are not eliminated in the income statement.

In the consolidation process the accounting policies for subsidiaries are adjusted to ensure consistency with the policies adopted by the Group.

Goodwill

With the exception of Nordea Bank Finland Plc, which has been consolidated according to the pooling method, acquisitions of companies are consolidated using the purchase method of accounting. Goodwill represents the excess of the purchase cost over the fair value of assets less liabilities of acquired companies. Goodwill is amortised using the straight-line method over its useful life. Impairment tests are performed to defend the remaining book value of the assets. Goodwill arising from major strategic acquisitions of the Group is amortised over a period of 20 years. For all other acquisitions goodwill is amortised over 5 to 10 years. See note 27 for further details.

Currency translation of group undertakings
The consolidated financial statements are prepared in the euro (EUR) currency. The current method is used when translating the financial statements of group undertakings into euro. The balance sheets of group undertakings have been translated at the rates of exchange ruling at year-end, while items in the income statements are translated at the average exchange rate for the year. Translation differences are charged or credited directly to shareholders equity.

Goodwill and fair value adjustments arising from the acquisition of group undertakings are treated as local currency assets and liabilities and are translated at the closing rate.

Translation of assets and liabilities denominated in foreign currencies
Assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate, corresponding to the average of official buying and selling rates at closing. The parent company's foreign currency liabilities related to the hedging of shares in subsidiaries have been valued at the historical rate of exchange in the parent company. Forward positions in foreign currencies have been valued at the current rate for forward contracts with the equivalent remaining maturity.

When currency-related derivative instruments are used for currency hedging, the currency hedging instrument and the corresponding hedged item are translated at the year-end rates.

Hedge accounting
Hedge accounting is applied to hedge holdings of financial instruments, which are not valued at fair value. The exposure and the hedging instrument are reported at actual currency rates without taking into account changes in interest rate yields. Changes in fair value for the exposure and the hedging instrument essentially offset each other in terms of the amounts involved.

Revenue recognition
Business transactions are reported when risks and rewards are transferred between the parties and when payment is probable.

In the income statement, gross amounts are reported. Income and expense items are offset only when a statutory rule or an accounting standard requires or permits it.

Sale of real estate is recognised when an irrevocable sales contract is signed.

Receivables and payables arising from the sale and purchase of securities are reported net in those cases where the transaction is settled through a clearinghouse.

Financial assets and liabilities
Trade date accounting
Trade date accounting is in general applied to transactions in the money, bond, stock and currency markets. Deposit and lending transactions, including repurchase agreements, are reported according to the settlement date. See also "Repos and other repurchase agreements" below.

Financial fixed assets
Loan receivables and securities holdings for which there is an intent and ability to hold until maturity constitute financial fixed assets.

All of Nordea's loans and advances belong to this category. For further details see "Loans and advances" below.

Securities classified as financial fixed assets include shares held for strategic business purposes as well as certain interest-bearing securities that are specified from the date of acquisition and managed in a separate portfolio. These securities are carried at acquisition value/amortised cost and are impairment tested on a regular basis.

The acquisition value (amortised cost) of interest-bearing instruments is calculated as the net present value of the future payments, where the discount rate represents the effective yield at the time of acquisition. The net present value changes over time, but will at the maturity date be equal to the nominal value of the instrument plus coupon. Thus, any premium or discount is amortised or accrued into interest income over the remaining term of the instrument.

Reclassification of securities between financial fixed assets and financial current assets is permitted only under limited circumstances. If any such reclassifications are made, the effect on earnings is disclosed in the notes to the financial statements. Furthermore, the reasons for the reclassification are documented.

Financial current assets
Securities not meeting relevant criteria for financial fixed assets are reported as financial current assets. Securities and derivatives that are actively managed are valued at fair value, with the exception of such financial instruments that are treated as hedged items. Financial current assets include almost all interest-bearing securities as well as shareholdings within the trading operations. Unrealised capital gains are allocated to a reserve for unrealised capital gains (see "Equity" below).

Financial liabilities
Financial liabilities are reported at acquisition value or amortised cost. This implies that initially the amount is recognised equal to the proceeds received, net of transaction costs incurred. In subsequent periods, accrual accounting is applied to the difference between the proceeds (net) and the redemption value together with interest and any fees over the period of the borrowings. Deposits and other borrowings payable on demand are reported at nominal value.

Combined financial instruments
Issued index-linked bonds and other combined financial instruments are split in the balance sheet into debt instruments and derivative instruments. The costs relating to such instruments are divided into interest expenses and net result of financial operations. Holdings of index-linked bonds and similar instruments are handled in the trading portfolios and measured at fair value. Gains and losses are accounted for as net result of financial operations.

Security loans
Securities, which have been lent, remain in the balance sheet and are also reported as off-balance items. These securities are measured in the same way as other securities of the same type. If there are reasons to believe that a security, which has been lent, will not be returned, the item is reclassified as a loan.

Borrowed securities are not reported as assets. In cases where the borrowed securities are sold, or sold securities have not yet been acquired, i.e. short selling, the liability is measured at fair value.

Loans and advances
Loans are initially reported in the balance sheet at acquisition value. Thereafter, the loans are reported on an ongoing basis at acquisition value (amortised cost) after deductions for write-offs and provisions for loan losses assessed individually or by cluster.

Impaired loans
A loan is impaired when it is deemed probable that payments due will not be made in accordance with the current contractual terms and the value of collateral and guarantees do not mitigate the impairment. Impaired loans are measured by assessing a recovery value and a provision is made corresponding to the amount which is not covered by this recovery value.

The recovery value is calculated in accordance with one or more of the following methods:
- The net present value of the estimated future payments to be received from the borrower
- The fair value of the collateral pledged for the loan and/or the fair value of guarantee commitments
- The observed market value identified for the loan.

When a loan is classified as impaired, it is transferred to cash-based interest accounting. Accrued interest income is thus no longer included in earnings, and amounts related to earlier accruals are reversed. Accrued interest carried over from the previous year is reported as realised loan loss.

If, for impaired loans, the estimated future payments between two dates are unchanged, the change in recovery value is reported as interest. However, if the estimated future payments between two dates are changed, the corresponding change in recovery value is reported as a loan loss or as a recovery.

Previously impaired loans are judged to be normal loans when the contractual terms of payments are likely to be fulfilled.

Loan losses are booked as realised losses when it is deemed that the loan amount will not be paid by the borrower or through other means.

Restructured loans
A loan is restructured when the creditor has granted the borrower financial concessions with regard to current financial conditions due to the borrower's deteriorated financial situation. A portion of the original loan amount, which the creditor defers in connection with the restructuring, constitutes a realised loan loss.

Transfer risk
Transfer risk (country risk) is a credit risk attributable to the transfer of payments under contract to the payment country specified by the creditor.

Provisions for loan losses related to transfer risk are made on the basis of country risk estimates presented by EIU (The Economist Intelligence Unit, London). Transfer risk is assessed individually for each country, based on the size of the outstanding loans and issued guarantees that are exposed to transfer risk. A provision for transfer risk is reported as a reduction of the book value of the loan.

Individual assessment for groups of loans
For groups of loans and advances, where it is deemed probable that loan losses are incurred, but where the individual loan within the group cannot yet be identified, a provision is made in respect of the entire group of loans.

Assessment of clusters of minor loans and advances with similar credit risk
Homogenous groups of loans with limited value and similar credit risk are assessed on cluster basis. The assessment is based on the experience of realised loan losses and the assessment of the probable loss trend for the cluster in question. The principle for the split into clusters is documented considering previous loan losses, assessment of future development and the basis applied for assessment.

Assets taken over for protection of claims
The creditor may take over pledged assets to protect claims or may receive assets as payment for claims. This asset is to be divested as soon as possible.

Assets taken over are specified in a note to the balance sheet. These assets are assessed at the lower of cost or fair value. In the case of properties that have been taken over, the fair value is constituted by a conservatively appraised market value less sales costs. Cost at acquisition must not exceed fair value at the day the asset is taken over.

Financial commitments
Derivatives
Derivative contracts that are actively managed are valued at fair value and, therefore, affect the reported result and also the balance sheet as assets or liabilities depending on the direction of the market developments. Fair value is defined as the value at which each contract can be closed out or sold over a period consistent with Nordea's trading strategy.

Fair value is calculated as the theoretical net present value of OTC derivative contracts based on independently sourced market parameters and assuming no risks and uncertainties. A portfolio adjustment is deducted for the uncertainties associated with the model assumptions and parameters as well as the derivative portfolio's counter-party credit risk and liquidity risk. Derivatives used for hedge accounting are booked at amortised cost at actual currency rate.

Repos and other repurchase agreements
A genuine repurchase transaction is defined as an agreement covering both the sale of an asset, usually interest-bearing securities, and the subsequent repurchase of the asset at an agreed price. Such agreements are reported as loan transactions rather than items influencing securities holdings. The assets are reported in the balance sheet of the transferring

party and the purchase price received is posted as a liability (repo). The receiving party reports the payment as a receivable due from the transferring party (reverse repo). The difference between the purchase consideration in the spot market and the futures market is accrued over the term of the agreement. Assets transferred in repurchase transactions are reported under the item Assets pledged for own liabilities.

Leasing

Nordea as lessor

Finance leases

The Group's leasing operations mainly comprise finance leases. Finance leases are reported as receivable from the lessee in the balance sheet item "Loans and advances to the public" at an amount equal to the net investment in the lease. The lease payment, excluding cost of services, is recorded as repayment of principal and interest income. The income allocation is based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of the finance lease.

Operating leases

Assets subject to operating leases are in the balance sheet reported in accordance with the nature of the assets, in general as tangible assets. Leasing income are recognised as income on a straight-line basis over the lease term. The lease income from operating leases is booked to Leasing income. The depreciation of the leased assets is calculated on the basis of Nordeas depreciation policy for similar assets.

Nordea as lessee

Finance leases

In the consolidated accounts finance leases are recognised as assets and liabilities in the balance sheet at the amount equal to the fair value of the leased assets at the inception of the lease. The assets are reported in accordance with the nature of the assets, normally as tangible assets. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. A finance lease also gives rise to a depreciation expense for the leased asset. The depreciation policy is consistant with that of the assets in own use. Impairment of leased assets is done following the same principles as the ones for similar assets.

Operating leases

For operating leases the lease payments are recognised as expenses in the income statement on a straight-line basis over the lease term unless another systematic way better reflect the time pattern of the user's benefit.

Operating leasing consists mainly of short-term office and office equipment contracts normal to the business.

During 2004 Nordea has completed its real estate divestment process by the sale of central business district properties in Finland, Norway and Sweden. The properties are leased back and the duration of the lease agreements are 25 years. The lease agreements include no transfers of ownerships of the asset by the end of the lease term and contain no economic benefits from appreciation in value of the leased property. See further note 29 Leasing.

Intangible fixed assets

Intangible fixed assets are reported at their acquisition value less any accumulated amortisation according to plan and any accumulated impairment losses.

Amortisation is calculated on a straight-line basis as follows:

Group goodwill arising from major strategic acquisitions	20 years
Other Group goodwill	5 or 10 years
Other intangible fixed assets and capitalised IT- and development expenses	3–5 years

Capitalised IT- and development expenses

IT- and development expenses are recognised as assets if they are major investments with an expected useful life exceeding three years, expected to generate future economic benefits and not to be regarded as replacement investments or maintenance.

Tangible assets

Tangible assets are reported at their acquisition value less any accumulated depreciation according to plan and any accumulated impairment losses. The cost of an item of property, plant or equipment comprises its purchase price, including import duties and non- deductible VAT, and any directly attributable costs of bringing the asset to the working condition for its intended use.

Depreciation is calculated on a straight-line basis as follows:

Buildings	30–75 years
Equipment	3–5 years

Dividends and group contributions

Dividends paid by Group undertakings to the parent company are recorded on an anticipated basis.

Group contributions paid or received between Swedish companies for the purpose of optimising the tax cost of the Group are in the legal entity reported as a decrease/increase of unrestricted equity, after adjustment for tax. Group contributions that can be regarded as substitute for dividends are booked as income by the receiving entity.

Equity

In accordance with Swedish law, shareholders equity is split into funds available for distribution, i.e. unrestricted reserves, and funds not available for distribution, i.e. restricted reserves. Shareholders in a group can only receive distribution out of the lower of unrestricted reserves in the parent company or the group.

Restricted reserves

Apart from share capital the restricted reserves comprise the following items:

Share premium account: The share premium account covers funds related to the issue of equity capital in the parent company, exceeding the nominal value of the shares and capital gains on sale of own shares.

Statutory reserves: In accordance with local legislation, 10 % of the net profit of each Swedish company in the Nordea Group is transferred to a non-distributable statutory reserve until this reserve represents 20% of the share capital of the company in question. The reserve can only be utilised after decision by the

Annual General Meeting for issue of shares or for covering of losses, not covered by unrestricted equity.

The equity share of Swedish untaxed reserves: 72 % of the untaxed reserves in Swedish legal entities are recorded as equity net of deferred tax of 28%.

Reserve for unrealised gains: Capital gains arising when negotiable securities are valued at fair value are in the balance sheet transferred to a reserve for unrealised capital gains. According to local rules in Sweden, such gains are not distributable earnings and are reported net of tax as restricted equity.

Equity method reserve: Earnings in associated companies that have not been distributed are recorded as an equity method reserve in restricted reserves.

Unrestricted reserves
The unrestricted reserves in the Group includes only the part of the group undertakings' unrestricted equity that can be assigned to the parent company without requiring a write-down of the value of the shares in the undertaking.

Apart from retained earnings, unrestricted reserves consist of a free fund. The free fund has been created following decisions to reduce the share premium reserve and the share capital by Annual General Meetings in 2000, 2003 and 2004. The fund can only be utilised based on a separate decision by the General Meeting. The Annual General Meeting in 2004 decided that acquisitions of own shares should be covered by means from the free fund.

Own shares
Own shares are not accounted for as assets. Acquisition of own shares is recorded as a deduction of the above-mentioned free fund in accordance with decision by General Meeting, thus reducing unrestricted reserves.

Pensions
Pension plans
The companies within the Nordea Group have various pension plans,reflecting national practices and conditions in the countries where they operate. Pension obligations in the Nordea Group are predominantly reported by group undertakings in Sweden, Norway and Finland. The major plans are funded schemes covered by assets in pension funds/foundations. Non-funded pension plans are stated on the balance sheet as provisions for pensions. Most pensions in Denmark are based on defined contribution plans that hold no pension liability for the Group. Nordea also contributes to public earnings related pension plans.

Pension costs
In 2004, pension costs comprise premiums and fees as well as actuarially calculated pension costs.

The pension calculations are carried out by country and by pension plan in accordance with national regulations. The local treatment is then reversed and replaced by calculations based on RR29 (IAS19) in the group reporting.

In Sweden, actuarial pension costs refer to commitments guaranteed by a pension foundation or recognised as a liability. In accordance with instructions from the Swedish Financial Supervisory Authority, the costs in Sweden are reversed in the item Pension adjustment and substituted by pension benefits paid, contributions made to or received from the pension foundation, and recognised changes in the pension provisions. Special payroll tax and return tax applicable to the Swedish pension system are also recognised in the Pension adjustment.

Taxes
Tax on profit for the year includes current tax and deferred tax. Current tax is based on the taxable income of the Group undertakings and calculated using local rules and tax rates. Deferred tax assets and liabilities are recognised, using the balance sheet method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Furthermore, deferred tax assets are recognised for the carryforward of unused tax losses and unused tax credits. Deferred tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilised. Deferred tax liabilities are calculated on untaxed reserves and other temporary differences. Deferred tax assets and liabilities are measured at the currently enacted tax rates. Deferred tax assets and liabilities are offset wne the legal right to offset exist.

Non-deductible VAT and property tax are reported among operating expenses.

Life insurance activities
The items regarding Life insurance business are, except for Life insurance contracts, generally prepared in accordance with Swedish Act on Annual Accounts of Insurance Companies (1995:1560). Life insurance contracts are recognised on a non-uniform basis as described below.

Premiums written represent regular premiums and single premiums net of reinsurance for traditional life insurance and unit-linked due for the year.

Operating expenses include administration cost, acquisition cost and commissions from reinsurance business. Expenses related to acquiring and renewing the insurance portfolio is charged to the income statement at the time of writing the business. Administration expenses, including salaries, taxes etc are stated on an accrual basis to match the financial year.

Investments including real estate, shares and other securities etc are marked to market. In traditional life insurance (involving investments in respect of which the policyholders do not bear the investment risk) in Norway, bonds held to maturity are stated at cost adjusted for value changes in line with reductions in time to maturity (mathematical value).

Technical provisions are calculated on actuarial principles from the present value of future benefits and includes amounts to which policyholders are entitled under the relevant local statutory regulation. The calculations are based on local mortality and disability rates, discounting rates, profit participation and surrender value requirements.

Collective bonus potential includes amounts allocated but not attributed to the policyholder. For Norway this amount in addition includes provision for unrealised investment gains.

Technical provisions for policies for which policyholders bear the investment risk represent life insurance provisions relating to unit-linked policies written without an investment guarantee.

Operational income statement

In order to increase transparency and to support the analysis of the Group's financial performance, an operational income statement is presented as a supplement to the statutory income statement.

Nordea's operational income statement comprises the same legal entities and is based on the same accounting policies as the statutory income statement.

There are two major differences in the presentation format between the statutory and the operational income statements. All revenues related to customer- driven trading activities as well as the net result from the Group's investment activities are reported on separate lines. The rationale for this format being a transparent reporting of the actual impact from these two activities as well as to report net interest income mainly driven by margins on loans and deposits.

In addition, the outcome of the decision to sell all remaining properties is reported on a separate line below operating profit.

See further note 2 for a reconciliation between operational and statutory income statements.

Segment reporting

Primary segments

Nordea's operations are organised into three business areas and group functions. The business areas are Retail Banking, Corporate and Institutional Banking and Asset Management & Life.

The operational income statement format is used in segment reporting by business area.

Assets and liabilities allocated to business areas include all assets and liabilities directly related to the specific business area or Group function. Utilised economic capital is calculated and allocated to the business areas reflecting risks undertaken.

Cost is allocated according to calculated unit prices and the individual business areas consumption. Income is allocated with the underlying business transactions as driver combined with the identification of the customer responsible unit.

Funds transfer pricing is based on current market interest rate and applied to all assets and liabilities allocated or booked in the business areas or group functions.

Goodwill arising from the creation of Nordea is considered as a group-wide asset and is not allocated to business areas.

Secondary segments

In accordance with prevailing rules, the secondary segment reporting shows Nordea's operations divided into the geografical areas where the Group operates. These areas are Sweden, Denmark, Finland, Norway, Poland (including the Baltic countries), eliminations and others. The geographical segment reporting does not reflect Nordea's operational structure and management principles.

The secondary segment reporting comprises income, total assets and investments in tangible and intangible assets and is based on the statutory income statement

See further note 2 Segment reporting.

Exchange rates

EUR 1 = SEK	2004	2003
Income statement (average)	9.1276	9.1453
Balance sheet (at end of period)	9.0153	9.0800

EUR 1 = DKK		
Income statement (average)	7.4385	7.4303
Balance sheet (at end of period)	7.4390	7.4450

EUR 1 = NOK		
Income statement (average)	8.3725	7.9914
Balance sheet (at end of period)	8.2484	8.4141

EUR 1 = PLN		
Income statement (average)	4.5297	4.4202
Balance sheet (at end of period)	4.0746	4.7019

Note 2:

Segment reporting

Group

Business segments 2004[1]

EURm	Business areas: Retail Banking	Business areas: Corporate and Institutional Banking	Business areas: Asset Management & Life: Asset Mgmt	Business areas: Asset Management & Life: Life	Group Treasury	Group functions and eliminations	Operational income statement 2004
Customer responsible units:							
Net interest income	2,907	448	36		122	−3	3,510
Other income	1,360	596	280		−2	−24	2,210
Total income incl. allocations	**4,267**	**1,044**	**316**		**120**	**−27**	**5,720**
of which allocations	524	−291	−233		6	−6	0
Expenses incl. allocations	**−2,460**	**−592**	**−187**		**−34**	**−211**	**−3,484**
of which allocations	−1,222	−193	15		−5	1,405	0
Loan losses	18	51				−96	−27
Equity method	27	19				2	48
Profit before investment earnings and insurance	**1,852**	**522**	**129**	**0**	**86**	**−332**	**2,257**
Investment earnings, banking					8	0	8
Operating profit, life insurance	52			128			180
Goodwill amortisation and write-down	−21	−14				−126	−161
Operating profit 2004	**1,883**	**508**	**129**	**128**	**94**	**−458**	**2,284**
Operating profit 2003	1,537	435	95	114	246	−615	1,812
Other information, EURbn							
Total assets	157	89	5	25	16	−16	276
Lending	131	28	2		0		161
Deposits	73	25	4		2		104
Capital expenditure, EURm	10	6	4	3	0	100	123
Depreciations, EURm	−6	−10	−5	−5	0	−123	−149

Group

Business segments 2003[1]

EURm	Business areas: Retail Banking	Business areas: Corporate and Institutional Banking	Business areas: Asset Management & Life: Asset Mgmt	Business areas: Asset Management & Life: Life	Group Treasury	Group functions and eliminations	Operational income statement 2003
Customer responsible units:							
Net interest income	2,958	455	30		132	−209	3,366
Other income	1,282	610	224		−17	174	2,273
Total income incl. allocations	**4,240**	**1,065**	**254**		**115**	**−35**	**5,639**
of which allocations	528	−294	−201		10	−43	0
Expenses incl. allocations	**−2,426**	**−586**	**−159**		**−33**	**−469**	**−3,673**
of which allocations	−1,440	−163	15			1,588	0
Loan losses	−311	−38				−14	−363
Equity method	19	17				21	57
Profit before investment earnings and insurance	**1,522**	**458**	**95**		**82**	**−497**	**1,660**
Investment earnings, banking					164	6	170
Operating profit, life insurance	35			114		0	149
Goodwill amortisation and write-down	−20	−23				−124	−167
Operating profit 2003	**1,537**	**435**	**95**	**114**	**246**	**−615**	**1,812**
Operating profit 2002	1,618	518	80	−78	114	−705	1,547
Other information, EURbn							
Total assets	150	83	4	25	15	−15	262
Lending	117	26	2		1		146
Deposits	69	18	3		6		96
Capital expenditure, EURm	57	10	3	1	0	26	97
Depreciations, EURm	−19	−9	−7	−4	0	−96	−135

1 According to the new organisation effective as from 1 October, 2004, including moving Poland and Baltic from Retail Banking to CIB. Historical information has been restated accordingly.

Note 2:

cont.

Trading income

Net interest income from trading transactions in Markets is reported as other income (Trading income) in the operational income statement.

Investment earnings, banking

Net interest income, gains/losses on investment portfolios (fixed income and equity holdings), dividends received on these portfolios as well as total expenses related to investment activities are all reported in one line on net basis in the operational income statement. The basis for investments in Group Treasury is the Group's equity of approx. EUR 12bn. Investment earnings are defined as the net of return on investment and a funding cost, defined as the expected average medium-term risk-free return over time. The funding cost is directly correlated to the interest paid to business areas on their allocated economic capital. The rate is set annually and it is adjusted based on the prevailing market rate. In 2004 the funding cost is approx 3.2%. In 2003, a shorter-term rate was used.

Life insurance

Goodwill amortisation related to Life activities is included in one line consolidation of Life insurance in statutory reporting, but is included in the separate line item "Goodwill amortisation and write-downs" in the operational income statement.

Real estate sales and write-downs

The net effect of sales and write-downs of real estate is included in other income in statutory reporting, but is reported on a separate line below operating profit in the operational income statement.

Goodwill amortisation

Goodwill amortisation (excluding Life activities) is included in total expenses in statutory reporting, but is reported on separate line in the operational income statement.

Leasing depreciation

Operational leasing depreciation is reported as expenses in the statutory income statement, but is reported as a reduction of net interest income in the operational income statement.

Reconciliation of operational income statement with statutory income statement

Group		Reclassifications						
2004 EURm	Statutory income statement 2004	Trading income	Investment earnings, banking	Life insurance	Real estate sale and write-downs	Goodwill amortisation	Leasing depreciation	Operational income statement 2004
Net interest income	3,543	–40	44				–37	3,510
Other income	2,531	40	–61		–300			2,210
Total income	**6,074**	**0**	**–17**		**–300**		**–37**	**5,720**
Total expenses	**–3,674**		**16**			**137**	**37**	**–3,484**
Loan losses (incl change in value of property taken over)	–27							–27
Profit from companies accounted for under the equity method	55		–7					48
Investment earnings, banking			8					8
Operating profit, life insurance	156			24				180
Goodwill amortisation				–24		–137		–161
Operating profit	**2,584**	**0**	**0**	**0**	**–300**	**0**	**0**	**2,284**
Real estate sale and write downs, net					300			300
Tax on profit for the year	–667							–667
Minority interests	–3							–3
Net profit	**1,914**	**0**	**0**	**0**	**0**	**0**	**0**	**1,914**

Note 2: *cont.*

Group

2003		Reclassifications						
EURm	Statutory income statement 2003	Trading income	Investment earnings, banking	Life insurance	Real estate sale and write-downs	Goodwill amortisation/write-down	Pension adjustments	Operational income statement 2003
Net interest income	3,658	–177	–115					3,366
Other income	2,165	177	–69					2,273
Total income	**5,823**	**0**	**–184**	**0**	**0**	**0**	**0**	**5,639**
Total expenses	**–3,930**		**14**		**115**	**144**	**–16**	**–3,673**
Loan losses (incl change in value of property taken over)	–363							–363
Profit from companies accounted for under the equity method	57							57
Investment earnings banking			170					170
Operating profit, life insurance	126			23				149
Goodwill amortisation and write-downs				–23		–144		–167
Operating profit	**1,713**	**0**	**0**	**0**	**115**	**0**	**–16**	**1,812**
Real estate sales and write-downs, net					–115			–115
Pension adjustments	–16						16	0
Tax on profit for the year	–205							–205
Minority interests	–2							–2
Net profit	**1,490**	**0**	**0**	**0**	**0**	**0**	**0**	**1,490**

Geographical segments

Group

EURm 2004	SWE	FI	NO	DK	POL	Eliminations and others	Statutory income statement 2004
Net interest income	785	1,122	616	996	25	–1	3,543
Net commission income	581	336	178	517	8	63	1,683
Net result from financial operations	89	181	25	128	9	3	435
Other income[1]	290	69	50	161	3	–160	413
Total operating income	**1,724**	**1,742**	**869**	**1,802**	**45**	**–108**	**6,074**
Operating profit, life insurance	–	83	30	48	–2	–3	156
Total assets	**102,076**	**110,968**	**33,495**	**107,086**	**1,237**	**–78,822**	**276,040**
Investments in tangible and intangible fixed assets	**26**	**55**	**11**	**16**	**9**	**6**	**123**

[1] Other income includes capital gains resulting from real-estate disposals of EUR 264m in Sweden and EUR 36m in Norway.

Group

EURm 2003	SWE	FI	NO	DK	POL[1]	Eliminations and others	Statutory income statement 2003
Net interest income	941	936	660	1,137	21	–37	3,658
Net commission income	551	380	152	442	8	0	1,533
Net result from financial operations	90	113	60	87	9	10	369
Other income	216	101	41	82	–1	–176	263
Total operating income	**1,798**	**1,530**	**913**	**1,748**	**37**	**–203**	**5,823**
Operating profit, life insurance	0	76	5	47	–3	1	126
Total assets	**89,658**	**94,431**	**33,485**	**86,326**	**870**	**–42,580**	**262,190**
Investments in tangible and intangible fixed assets	**69**	**61**	**8**	**20**	**5**	**7**	**170**

[1] Including activities in Estonia, Latvia and Lithuania

Nordea's main geographical markets comprise the Nordic countries and Poland. The geographical presentation therefore highlights the division between these countries, i.e. Sweden, Finland, Norway, Denmark and Poland.

Note 3:

Interest income and interest expenses

EURm	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Interest income				
Loans and advances to credit institutions	595	697	483	34
Loans and advances to the public	6,438	7,211	671	–
Interest-bearing securities				
– Current assets	589	1,084	182	–
– Fixed assets	208	31	–	25
Other interest income	181	135	8	0
Total interest income [1]	**8,011**	**9,158**	**1,344**	**59**

EURm	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Interest expenses				
Deposits by credit institutions	–643	–841	–376	–144
Deposits and borrowings from the public	–1,339	–1,837	–286	–
Debt securities in issue etc.	–2,253	–2,365	–102	–
Subordinated liabilities	–197	–261	–87	–
Other interest expenses	–36	–196	–23	–10
Total interest expenses [2]	**–4,468**	**–5,500**	**–874**	**–154**
Net interest income	**3,543**	**3,658**	**470**	**–95**

	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
[1] Of which, group undertakings	–	–	437	59
[2] Of which, group undertakings	–	–	–288	–153

Average balance and interest rate

	Group 2004 EURm	Group 2004 Interest %	Group 2003 EURm	Group 2003 Interest %	Parent Company 2004 EURm	Parent Company 2004 Interest %	Parent Company 2003 EURm	Parent Company 2003 Interest %
Assets								
Loans and advances to credit institutions	22,997	2.5	27,585	2.5	21,415	2.3	257	13.2
Loans and advances to the public	152,397	4.2	146,755	4.9	17,036	3.9	–	–
Interest-bearing securities	30,016	2.7	30,737	3.6	6,520	2.8	516	4.8
Other interest-bearing assets	45,017	0.7	39,155	0.7	208	3.8	0	0.0
Total interest-bearing assets	**250,427**	**3.5**	**244,232**	**3.8**	**45,179**	**3.0**	**773**	**7.6**
Non-interest-bearing assets	11,988	–	15,239	–	17,583	–	13,993	–
Total assets	**262,415**	**3.4**	**259,471**	**3.6**	**62,762**	**2.1**	**14,766**	**0.4**
Liabilities and shareholders' equity								
Deposits by credit institutions	28,544	2.3	29,364	2.9	18,844	2.0	634	22.7
Deposits and borrowings from the public	97,314	1.4	93,524	2.0	24,613	1.2	–	–
Debt securities in issue etc.	62,877	3.6	65,035	3.6	4,506	2.3	–	–
Subordinated liabilities	5,666	3.5	5,580	4.7	3,140	2.8	0	0.0
Other interest-bearing liabilities	19,680	0.2	17,510	1.1	1,786	1.3	64	15.6
Total interest-bearing liabilities	**214,081**	**2.1**	**211,013**	**2.6**	**52,889**	**1.7**	**698**	**22.0**
Non-interest-bearing liabilities and provisions	36,166	–	36,336	–	1,932	–	4,967	–
Total liabilities and provisions	**250,247**	**1.8**	**247,349**	**2.2**	**54,821**	**1.6**	**5,665**	**2.7**
Shareholders' equity	12,168		12,122		7,941		9,101	
Total liabilities and provisions and shareholders' equity	**262,415**	**1.7**	**259,471**	**2.1**	**62,762**	**1.4**	**14,766**	**1.0**
Overall interest margin, %		**1.7**		**1.5**		**0.7**		**–0.6**

Note 3: *cont.*

Net interest income

	Group		Parent Company	
EURm	2004	2003	2004	2003
Interest income	7,968	9,094	1,344	59
Leasing income	74	357	–	–
Interest expenses	–4,468	–5,500	–874	–154
Leasing depreciation according to plan	–31	–293	–	–
Total	3,543	3,658	470	–95

Note 4:

Dividend income

	Group		Parent Company	
EURm	2004	2003	2004	2003
Shares and participations	17	43	3	–
Shares in associated undertakings	–	–	0	–
Shares in group undertakings	–	–	1,318	1,397
Total	17	43	1,321	1,397

Note 5:

Net commission income

	Group		Parent Company	
EURm	2004	2003	2004	2003
Commission income				
Payments	702	639	250	–
Loans and advances	293	240	76	–
Deposits	98	120	38	–
Guarantees	67	111	9	–
Securities	711	598	109	–
Other commission income	189	160	68	–
Total commission income	**2,060**	**1,868**	**550**	–
Commission expenses				
Payment transmission	–166	–149	–88	–3
Securities	–39	–67	–10	–
Other commission expenses	–172	–119	–17	–1
Total commission expenses	**–377**	**–335**	**–115**	**–4**
Net commission income	1,683	1,533	435	–4

Note 6:

Net result from financial operations

	Group		Parent Company	
EURm	2004	2003	2004	2003
Realised gains/losses				
Shares/participations and other share-related instruments	25	73	9	–
Interest-bearing securities and other interest-related instruments	12	–191	–15	–
Other financial instruments	173	52	39	–
Total realised gains/losses	**210**	**–66**	**33**	–
Unrealised gains/losses				
Shares/participations and other share-related instruments	50	25	–3	–
Interest-bearing securities and other interest-related instruments	–41	321	–28	–
Other financial instruments	67	–23	33	–
Total unrealised gains/losses	**76**	**323**	**2**	–
Foreign exchange gains/losses	149	112	40	–5
Debt redemption	–	–	–	–
Total	435	369	75	–5

Note 7:

Other operating income

	Group		Parent Company	
EURm	2004	2003	2004	2003
Divestment of shares and participations	8	73	22	–
Divestment of real estate/shares[1]	300	–	–	–
Income from real estate	23	42	16	–
Other	65	105	117	6
Total	396	220	155	6

[1] In 2003 the net effect is reported on a separate line under operating expenses in the income statement.

Note 8:

Staff costs

EURm	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Salaries and remuneration (specification on page 63)	–1,439	–1,572	–333	–23
Pension costs (specification below) [1]	–163	–241	–41	–6
Social insurance contributions	–236	–235	–111	–5
Allocation to profit-sharing foundation	–60	–46	–14	0
Other staff costs	–58	–41	–	0
Total	**–1,956**	**–2,135**	**–499**	**–34**
Salaries and remuneration:				
To executives [2]				
– Fixed compensation and benefits	–12	–17	–5	–5
– Performace-related compensation	–3	–2	–1	0
Total	**–15**	**–19**	**–6**	**–5**
To other employees	–1,424	–1,553	–327	–18
Total	**–1,439**	**–1,572**	**–333**	**–23**

[1] Pension costs incurred by the Group in 2004 were recognised and measured in accordance with RR29 (IAS19), whereas national rules were applied to the accounting for pensions reported by the Group in 2003. As regards the parent company, the accounting treatment of pensions was based on national Swedish rules both in 2003 and 2004.

[2] Executives include the Board of Directors of the parent company and all subsidiaries, CEO, Group Executive Management as well as Managing Directors and Executive Vice Presidents in all subsidiaries (including former Board members and Managing Directors).

EURm	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Pension costs:				
Defined benefit plans	–44	–106	–	–
Actuarial pension costs	–	–	–29	–3
Defined contribution plans	–119	–135	–	–
Pension premiums	–	–	–12	–3
Total	**–163**	**–241**	**–41**	**–6**

Compensation to the Board, CEO and Group Executive Management

Compensation to the Board and CEO	Fixed salary / Board fee [1]		Variable salary [2]		Benefits		Total	
EUR	2004	2003	2004	2003	2004	2003	2004	2003
Chairman of the Board Hans Dalborg	220,526	203,160					220,526	203,160
Vice chairman of the Board Timo Peltola	95,598	84,688					95,598	84,688
Other Board members [3]	530,329	547,222					530,329	547,222
CEO Lars G Nordström	766,905	711,160	243,903	86,871	17,981	15,795	1,028,789	813,826

[1] The board fee includes fixed remuneration and meeting fees. These are paid in SEK and translated into EUR based on the average exchange rate each year.

[2] Represents payment based on performance pertaining to the previous year and includes also executive incentive payout.

[3] In 2004 the number of Board members was reduced by one member.

Note 8: *cont.*

The remuneration for the Board, within the frame EUR 900,000 resolved by the AGM 2004 was: The Chairman EUR 198,000, Vice Chairman EUR 75,000 and members EUR 56,000. Meeting fees were: EUR 1,000 per Board- and committee meeting. The CEO and any other Board member employed by Nordea does not receive separate compensation for their Board membership. There are no commitments for severance pay, pension or other compensation to the members of the Board who are not and have not been employed by Nordea.

Hans Dalborg, Chairman of the Board, former CEO of Nordea, receives a pension equal to 75% of his pensionable salary until the age of 65 and thereafter a maximum of 65% of 180 Swedish "price base amounts" 2001, equal to SEK 36 900, and 32,5% of the remaining part of pensionable salary.

The fixed salary, variable salary and contract terms for the CEO are proposed by the Board Remuneration Committee and approved by the Board. Variable salary, which is based on agreed, specific targets can amount to a maximum of 35% of the fixed salary.

Additionally the executive incentive program described below can give a maximum of 12% of the fixed salary. The variable salary for 2003, totalling EUR 243,903, was determined by the Board in March 2004. For 2004 the variable salary will be determined in March 2005. Benefits received by the CEO include primarily car and housing benefits.

The Board of Directors and the present CEO have agreed that the CEO's tenure continues until further notice. After having retired his pension amounts to 70% of the pensionable income for the first five years. Thereafter the pension is arranged in accordance with the occupational pension scheme of Swedish banks, with some adjustments. The CEO's contract may be terminated by either the CEO or the Company with six (6) months' notice followed by retirement.

Compensation to Group Executive Management

EUR	Fixed salary 2004	Fixed salary 2003	Variable salary [1] 2004	Variable salary [1] 2003	Benefits 2004	Benefits 2003	Total 2004	Total 2003
Group Executive Management 8 (7) persons excluding the CEO [2]	3,669,534	3,430,825	1,096,405	489,538	123,611	109,512	4,889,550	4,029,875

[1] Represents payment based on performance pertaining to previous year and includes also Executive Incentive payout.
[2] The composition of GEM changed in 2004. Figures include new members of GEM from 1 November 2004.

Following consultation with the Board Remuneration Committee the CEO determines the salary terms for other members of Group Executive Management (GEM). Variable salary, which is based on agreed, specific targets can be a maximum of 35% of the fixed salary. Additionally the executive incentive program described below can give a maximum of 12% of the fixed salary. Variable salaries for 2004 will be determined in March 2005. Benefits received by some of the GEM-members include primarily car and / or housing benefits. Nordea has no share-based incentive systems.

In accordance with their employment contracts, Finnish, Norwegian and Swedish executives are entitled to 6 months' salary during the notice period before termination, and with regard to severance pay, this may not total more than 18 months' salary and must be reduced by the salary amount that the executive receives as a result of any other employment during those 18 months. For the Danish executives the notice pay is 12 months and the severance pay is 12 months if they are not employed in a competing firm.

GEM members are entitled to retire with a pension at the age of 60. Danish executives can remain employed at their discretion until the age of 62. The Danish members of GEM receive 50% of the salary for their lifetime, one contract being annually adjusted by the general level of salary increases in Nordea Bank Denmark. The Finnish members of GEM receive 60% of their pensionable income for their lifetime, annually adjusted by the Finnish TEL-index. The Norwegian member of GEM receives 70% of his pensionable income at retirement for life, annually adjusted. For the Swedish members of GEM the pension amounts to 70% of the pensionable income and is paid up to age 65, annually adjusted by the banking industry pensions increment in Sweden, and thereafter the pension is paid in accordance with the Occupational pension Scheme of Swedish Banks, with some adjustments. Fixed salary is pensionable income for all executives. For Finnish executives variable salary is also included and for Swedish, Danish and Norwegian executives variable salary is partly included.

Loans to Board and Group Executive Management

EUR	2004	2003
	1,378,527	1,650,943

Terms and conditions regarding loans to Group Executive Management and other senior management are decided in the respective bank boards. The loans are granted, first of all, by the subsidiaries of Nordea Bank AB (publ) in each country.

***Pension commitments to Boardmember,* CEOs and Group Executive Management 2004 [1,2]**

EUR	2004
Pension costs related to former Chairman of the Board and CEOs	776,348
Pension obligation related to former Chairman of the Board and CEOs	16,970,000
Pension cost related to CEO	633,636
Pension cost related to Group Executive Management	2,344,044
Pension obligation related to the CEO	2,370,000
Pension obligation related to Group Executive Management	15,480,000

Note 8: *cont.*

The 2003 figures are based on recognition and measurement considering national regulations in each country. In 2004, however, RR29 (IAS19) has been applied in the Group reporting. The increase in pension obligations in 2004 is explained mainly by this change in accounting principles and it does not reflect substantially changed pension benefits.

Pension commitments to Boardmember, CEOs and Group Executive Management 2003 [1]

EUR	2003
Pension costs related to former Chairman of the Board and CEOs	1,097,462
Pension obligation related to former Chairman of the Board and CEOs	17,345,973
Pension cost related to CEO	564,959
Pension cost related to Group Executive Management	2,453,310
Pension obligation related to the CEO	2,101,441
Pension obligation related to Group Executive Management	12,539,587

[1] In Denmark and Finland provisions for pension obligations are made in the balance sheet. In Sweden pension obligations are mainly provided for in the pension foundations but also in the balance sheet. Pension for executives in Denmark and Sweden are partly based on defined contribution plans. Pensions based on defined benefit plans are irrevocable.

Pension cost calculated in accordance with national regulations, related to all executives, amounted to EUR 7m (EUR 7m) and pension commitments to EUR 45m (EUR 43m). All executives include the Board of Directors of the parent company, and all executives, CEO, Group Executive Management as well as Managing Directors and Executive Vice Presidents in all subsidiaries including former Board members and Managing Directors.

Executive Incentive Program

In 2003 the Board of Directors decided to implement a temporary executive incentive program for Nordea's management with approximately 350 participants. This incentive scheme was made permanent in 2004. The incentive scheme is based on to what extent Group financial targets have been reached in relation to predetermined levels. A potential payout under this scheme is limited to 12% of the participants' fixed annual salary. The maximum cost for the Group in 2004 was approximately EUR 8m. EUR 4m was provided for under this scheme in 2004.

Average number of employees

Group	Total		Men		Women	
	2004	2003	2004	2003	2004	2003
Full-time equivalents						
Denmark	8,181	8,891	3,763	4,291	4,418	4,600
Finland	8,727	9,780	1,571	1,831	7,156	7,949
Sweden	7,939	8,105	3,250	3,065	4,689	5,040
Norway	3,527	4,173	1,799	2,137	1,728	2,036
Poland	1,041	1,256	361	379	680	877
Luxembourg	322	293	203	187	119	106
Estonia	188	165	48	40	140	125
Latvia	165	135	63	49	102	86
United States	64	83	36	49	28	34
United Kingdom	62	79	34	48	28	31
Lithuania	88	57	26	22	62	35
Singapore	43	44	13	13	30	31
Germany	33	40	17	21	16	19
Total average	**30,380**	**33,101**	**11,184**	**12,132**	**19,196**	**20,969**
Total number of employees (FTEs), end of period	**28,929**	**30,674**				

Parent Company	Total		Men		Women	
	2004	2003	2004	2003	2004	2003
Full-time equivalents						
Sweden	7,410	73	2,991	35	4,419	38
Other countries	62	69	46	45	16	24
Total	**7,472**	**142**	**3,037**	**80**	**4,435**	**62**

Note 8: *cont.*

Salaries and remuneration per country

Group	2004		2003	
EURm	Executives	Other employees	Executives	Other employees
Denmark	–2	–491	–6	–520
Finland	–2	–340	–3	–370
Sweden	–5	–339	–7	–360
Norway	–3	–181	–2	–233
Poland	–1	–12	–1	–16
Luxembourg	–2	–33	0	–26
Estonia	0	–3	0	–2
Latvia	0	–3	0	–2
Lithuania	0	–1	0	–1
United States	0	–11	–	–13
United Kingdom	–	–5	–	–6
Singapore	–	–2	–	–2
Germany	0	–3	–	–2
Total	**–15**	**–1,424**	**–19**	**–1,553**

Parent Company	2004		2003	
EURm	Executives	Other employees	Executives	Other employees
Sweden	–3	–317	–3	–8
Other countries	–3	–10	–2	–10
Total	**–6**	**–327**	**–5**	**–18**

Gender distribution

Per cent	31 Dec 2004	31 Dec 2003
Nordea Bank AB		
Board of Directors		
– Men	58	67
– Women	42	33
Other executives		
– Men	92	100
–Women	8	0

In the Board of Directors of the Nordea Group companies, 88% were men and 12% were women, unchanged compared to 2003. The corresponding numbers for Other executives were 92% (98%) men and 8% (2%) women. Internal Boards consist mainly of management in Nordea.

Sick leave[1]

Parent Company	Sick leave as a percentage of ordinary working hours		Proportion of long-term sick leave per cent	
	2004	1 July - 31 Dec 2003	2004	1 July - 31 Dec 2003
Total	**5.2**	**1.3**	**65**	**40**
Men	2.7	0.2	56	0
Women	6.8	2.3	67	43
18–29	2.9	–	20	–
30–49	4.7	0.6	64	0
50–65	6.4	2.9	69	61

[1] Ordinary working hours refers to the number of hours agreed in the employment contract, excluding overtime. Long-term sick leave refers to a continuous period of absense of 60 days or more. The sick leave of each category is stated as a percentage of the category's ordinary working hours.

Note 9:

Other administrative expenses

	Group		Parent Company	
EURm	2004	2003	2004	2003
Information technology[1]	–440	–409	–157	–4
Marketing	–94	–82	–27	–2
Postage and telephone	–125	–138	–58	–1
Other administrative expenses[2]	–296	–259	–92	–16
Compensation to Sweden Post	–32	–32	–32	–
Rents	–262	–252	–135	–5
Real estate expenses	–24	–74	0	–
Sundry expenses	–144	–135	–43	–2
Total	**–1,417**	**–1,381**	**–544**	**–30**

[1] Refers to IT operations, service expenses and consultant fees for the Group. Total IT–related including personnel etc, but excluding IT expenses in insurance operations were EUR 674m (EUR 688m).

[2] Including fees and remuneration to auditors with distribution as follows.

	Group		Parent Company	
EURm	2004	2003	2004	2003
KPMG Bohlins				
Auditing assignments	–4	–5	–2	–1
Other assignments incl. audit related services	–1	–2	0	–1
PriceWaterhouseCoopers				
Auditing assignments	0	0	0	0
Other assignments incl. audit related services	0	0	0	0
Deloitte & Touche				
Auditing assignments	0	0	0	–
Other assignments incl. audit related services	–1	–1	–	–
Ernst & Young				
Auditing assignments	0	–	0	–
Other assignments incl. audit related services	0	–	0	–
Other	–1	–	0	0
Total	**–7**	**–8**	**–2**	**–2**

Note 10:

Depreciation, amortisation and write-down of tangible and intangible fixed assets

	Group		Parent Company	
EURm	2004	2003	2004	2003
Tangible fixed assets				
Furniture, fixtures and equipment	–141	–115	–28	–
Buildings	–8	–20	–	–
Intangible fixed assets				
Goodwill				
– Nordea Bank Danmark A/S	–27	–27	–	–
– Nordea Bank Norge ASA	–58	–59	–	–
– Nordea Bank AB (publ)[1]	–23	–23	–70	–
– Kansallisbank	–13	–13	–	–
– Nordea Bank Polska S.A.	–7	–7	–	–
– Insurance companies	–24	–23	–	–
– Other goodwill	–9	–15	–	–
Other intangible assets	–19	–23	–5	0
Total depreciation, amortisation and write-down	**–329**	**–325**	**–103**	**0**
Disclosed in operating profit in insurance	24	23	–	–
Disclosed in profit from companies accounted for under the equity method	4	3	–	–
Total	**–301**	**–299**	**–103**	**0**

[1] Through merger of Nordea Bank Sweden AB (publ), Nordea Securities and Postgirot Bank AB (publ).

Note 11:

Loan losses, net

	Group		Parent Company	
EURm	2004	2003	2004[1]	2003
Loan losses divided by category				
Write-downs and provisions for loans and advances to the public	–491	–930	–110	–
Reversal and recoveries for loans and advances to the public	464	547	77	–
Total	**–27**	**–383**	**–33**	**–**

Note 11: *cont.*

Specifications

Specific provisions for individually assessed loans

	Group		Parent Company	
EURm	2004	2003	2004[1]	2003
Realised loan losses during the year	–369	–659	–26	–
Reversed amount of previous provisions made for realised losses during the year	293	398	17	–
This year's provisions for probable loan losses	–433	–631	–67	–
Recoveries of previous years' realised loan losses	74	138	4	–
Reversal of provisions for probable loan loss no longer required	296	360	21	–
This year's costs for individually assessed loans, net	**–139**	**–394**	**–51**	**–**
Aggregate provisions for individually assessed loans				
Allocation to reserve	–51	–17	–16	–
Withdrawal from reserve	116	–	–	–
This years change of aggregate provisions for individually assessed loans	**65**	**–17**	**–16**	**–**
Assessment of homogenous clusters of loans with low value and similar credit risk				
Realised loan losses during the year	–14	–14	–12	–
Recoveries on previous years' realised loan losses	42	21	38	–
Allocation to reserve	0	0	0	–
Withdrawal from reserve	9	4	3	–
This year's net costs for clusters of loans with homogenous credit risk	**37**	**11**	**29**	**–**
Transfer risks				
Allocation to reserve for transfer risks	–16	–7	–6	–
Withdrawal from reserve for transfer risks	25	21	10	–
This year's change for transfer risks	**9**	**14**	**4**	**–**
Contingent liabilities				
The year's net cost for redemption of guarantees and other contingent liabilities	1	3	1	–
This year's loan losses, net (total)	**–27**	**–383**	**–33**	**–**

[1] Loan losses in the parent company includes reserves through merger with Nordea Bank Sweden.

Note 12:

Change in value of assets taken over for protection of claims [1]

	Group		Parent Company	
EURm	2004	2003	2004	2003
Realised change in value				
Property taken over	–	0	–	–
Other assets taken over	–	13	–	–
	–	13	–	–
Unrealised change in value				
Property taken over	–	0	–	–
Other assets taken over	–	7	–	–
	–	7	–	–
Total	–	20	–	–

[1] See also corresponding note 21.

Note 13:

Operating profit, insurance [1]

Group EURm	2004	2003
Life Insurance and Pensions		
Premiums written, net of reinsurance	2,435	2,194
Investment, income	1,083	961
Unrealised investments gains	803	396
Claims incurred and benefits paid	–1,616	–1,305
Change in life insurance provisions	–1,887	–1,728
Change in collective bonus potential	–275	–114
Operating expenses	–150	–148
Investment, expenses	–50	–31
Yield tax	–153	–71
Transferred return on investments	–45	–56
Technical result, Life insurance and Pensions	**145**	**98**
Net profit from health and personal accident insurance	–8	–5
Transferred return on investments	45	56
Operating profit, before group adjustments	**182**	**149**
Group adjustments (goodwill amortisation and own shares)	–26	–23
Operating profit, insurance	**156**	**126**

[1] Excluding Nordea Life Assurance I Sweden AB (publ), see note 50.

Note 14:

Appropriations

	Group		Parent Company	
EURm	2004	2003	2004	2003
Pension adjustments				
Reversed actuarial pension costs	–	38	29	1
Pension benefits paid	–	–44	–49	–
Allocations/compensation	–	3	–1	–1
Special wage tax/return tax	–	–12	–7	0
Other	–	–1	0	–1
Total	–	–16	–28	–1
Change in depreciation in excess of plan, equipment	–	–	4	–
Reversal of profit equalisation reserve	–	–	101	–
Allocation to profit allocation reserve	–	–	–51	–5
Group contribution	–	–	101	–
Total	–	–16	127	–6

Note 15:

Tax on the profit for the year

	Group		Parent Company	
EURm	2004	2003	2004	2003
Current tax[1]	–498	–518	–48	44
Deferred tax[3]	–169	313	11	1
Total[2]	–667	–205	–37	45

[1] Of which tax pertaining to prior years	–10	9	–6	–1
Associated undertakings	–16	–17	–	–

[2] The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of Sweden as follows:

Profit before tax	2,584	1,697	1,293	1,185
Tax calculated at a tax rate of 28% (28%)	–724	–475	–362	–332
Effect of different rates in other countries	–30	–26	–5	0
Tax-exempt income	107	37	385	391
Non-deductible expenses	–64	–63	–54	–13
Adjustments relating to prior years	–10	9	–6	–1
Income tax due to previously not accounted tax assets	86	318	5	–
Change of tax rate	–16	–	–	–
Not creditable foreign taxes	–16	–5	–	–
Tax charge	**–667**	**–205**	**–37**	**45**
Avererage effective tax rate	26%	12%	3%	–4%

[3] Deferred tax

Deferred tax expense (+)/income (–)				
Deferred tax expense due to temporary differences	–239	–5	6	1
Deferred tax income due to change of tax rate	–16	–	–	–
Deferred tax income due to previously not accounted tax assets	86	318	5	–
Tax on the profit for the year, net	**–169**	**313**	**11**	**1**
Deferred tax assets				
Deferred tax assets due to loss carry-forward	204	337	–	–
Other deferred tax assets due to temporary differences	276	251	48	3
Netting against tax liabilities	–79	–54	–	–
Deferred tax assets, banking	**401**	**534**	**48**	**3**
Deferred tax assets, insurance	**61**	**83**	**–**	**–**

Note 15: *cont.*

EURm	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Deferred tax liabilities				
Deferred tax liabilities in untaxed reserves	531	551	–	–
Other deferred tax liabilities due to temporary differences	15	77	–	–
Deferred tax liabilities due to unrealised gains	1	7	–	–
Netting against tax assets	–79	–54	–	–
Deferred tax liabilities, banking	**468**	**581**	**–**	**–**
Deferred tax liabilities, insurance	**107**	**45**	**–**	**–**
Deferred tax liabilities, net banking	**67**	**47**	**–48**	**–3**
Deferred tax liabilities, net insurance	**45**	**–38**	**–**	**–**
Deferred tax liabilities, total	**113**	**9**	**–48**	**–3**
Change during the year	–104	276	45	1
Of which				
Opening balance, pensions	72	–	–	–
Translation differences	–1	–22	–	–
Acquisitions and others	–12	–15	34	–
Sales	6	–	–	–
Tax on profit for the year	–169	313	11	1

Deferred tax concerning shares in subsidiaries has not been recorded as these are not going to be sold/disposed of.
Deferred income tax assets are recognised for tax loss carry forward only to the extent that realisation of the related benefit is probable.

Note 16:
Cash and balances at central banks

Current assets
This item includes cash and balances at the central banks of Denmark, Finland, Norway and Sweden available on demand. See further "Comments to the cash flow statement".

Note 17:
Treasury bills and other eligible bills [1]

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Current assets				
Eligible securities issued by public bodies	9,567	8,863	3,006	–
Other eligible securities	3,201	3,153	–	–
Fixed assets				
Eligible securities issued by public bodies	29	–	–	–
Total	**12,797**	**12,016**	**3,006**	**–**
Total face value[2]	**12,651**	**11,914**	**2,909**	**–**
Difference between book and face value:				
Book value higher than face value	166	146	102	–
Book value lower than face value	–20	–44	–5	–
Net	**146**	**102**	**97**	**–**

[1] Information about the criteria used to classify these securities is included in Note 1 Accounting policies.
[2] Face value is the settlement amount on the maturity date.

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Maturity information				
Remaining maturity (book value)				
Maximum 1 year	9,207	8,667	837	–
1–5 years	3,045	2,622	1,860	–
5–10 years	539	676	309	–
More than 10 years	6	51	–	–
Total	**12,797**	**12,016**	**3,006**	**–**
Average remaining maturity, years	1.1	0.8	2.8	–

Note 17: *cont.*
Issuer categories

Group EURm	Book value 31 Dec 2004	Book value 31 Dec 2003	Fair value 31 Dec 2004	Fair value 31 Dec 2003	Amortised cost 31 Dec 2004	Amortised cost 31 Dec 2003
Current assets						
Swedish government	1,331	2,607	1,331	2,611	1,314	2,611
Swedish municipalities	98	70	98	70	97	69
Foreign governments	3,850	1,670	3,850	1,673	3,837	1,650
Other foreign issuers	7,489	7,669	7,489	7,681	7,485	7,672
Total	**12,768**	**12,016**	**12,768**	**12,035**	**12,733**	**12,002**
Of which, subordinated (debentures)	–	–	–	–	–	–
Fixed assets						
Other foreign issuers	29	–	29	–	29	–
Total	**29**	**–**	**29**	**–**	**29**	**–**
Of which, subordinated (debentures)	–	–	–	–	–	–

Note 17: *cont.*

Issuer categories

Parent Company	Book value		Fair value		Amortised cost	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Current assets						
Swedish government	1,279	–	1,279	–	1,265	–
Swedish municipalities	98	–	98	–	97	–
Foreign governments	1,629	–	1,629	–	1,624	–
Total	**3,006**	**–**	**3,006**	**–**	**2,986**	**–**
Of which, subordinated (debentures)	–	–	–	–	–	–

Note 18:

Loans and advances to credit institutions

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Financial fixed assets[1]				
Central Banks	2,456	745	0	–
Other banks	16,102	22,177	9,456	95
Other credit institutions	2,056	6,115	14,293	–
Total	**20,614**	**29,037**	**23,749**	**95**
Of which, group undertakings	–	–	21,388	95
Of which, associated undertakings				
– subordinated	2	1	–	–
– other	30	15	–	–
Maturity information				
Remaining maturity (book value)				
Payable on demand	2,336	5,881	766	95
Maximum 3 months	15,097	22,077	21,035	–
3 months–1 year	2,208	724	757	–
1–5 years	871	322	1,184	–
More than 5 years	102	33	7	–
Total	**20,614**	**29,037**	**23,749**	**95**
Average remaining maturity, years	0.7	0.2	0.3	0.0

1 No provision for probable loan losses has been made related to these assets.

Note 19:

Loans and advances to the public

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Financial fixed assets	161,148	145,644	17,492	–
Total	**161,148**	**145,644**	**17,492**	**–**
Of which, group undertakings	–	–	–	–
Of which, associated undertakings				
– subordinated	1	1	–	–
– other	117	227	–	–
Maturity information				
Remaining maturity (book value)				
Payable on demand	32,210	11,944	328	–
Maximum 3 months	20,847	31,489	10,025	–
3 months–1 year	15,151	19,190	1,076	–
1–5 years	40,800	37,272	5,542	–
More than 5 years	52,140	45,749	521	–
Total	**161,148**	**145,644**	**17,492**	**–**
Average remaining maturity, years	5.7	4.7	1.2	–

Note 20:

Loans and their impairment

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Loans and advances to credit institutions	20,614	29,037	23,749	95
Loans and advances to the public	161,148	145,644	17,492	–
Total	**181,762**	**174,681**	**41,241**	**95**

Note 20: *cont.*

Loan portfolio, by categories of borrowers

Group 31 Dec 2004, EURm	Credit Institutions	Corporates	Households	Public sector	Total
Loans at amortised cost before reserves	**20,614**	**85,394**	**73,769**	**3,691**	**183,468**
– of which impaired loans	–	1,738	509	2	2,249
– of which non-performing loans, which are not impaired and where interest is accrued	–	40	13	–	53
– of which non-performing loans, which are impaired	–	781	309	1	1,091
– of which performing loans, which are impaired	–	957	200	1	1,158
Reserves	**–**	**–1,376**	**–329**	**–1**	**–1,706**
–of which reserves for impaired loans	–	–1,376	–329	–1	–1,706
–of which reserves for non-performing loans, which are impaired	–	–419	–129	–	–548
–of which reserves for performing loans, which are impaired	–	–957	–200	–1	–1,158
Loans at amortised cost after reserves, book value	**20,614**	**84,018**	**73,440**	**3,690**	**181,762**
– of which impaired loans	–	362	180	1	543
– of which non-performing loans, which are not impaired and where interest is accrued	–	40	13	–	53
– of which non-performing loans, which are impaired	–	362	180	1	543
Specification of reserves					
Specific reserves for individually assessed loans	–	–1,035	–276	–1	–1,312
Aggregate reserves for individually assessed loans	–	–341	–	–	–341
Assessment of homogenous clusters of loans with low value and similar credit risk	–	–	–53	–	–53
Total reserves	**–**	**–1,376**	**–329**	**–1**	**–1,706**
Ratios and key figures					
Reserves/impaired loans, gross %					76
Impaired loans, gross/loans and advances to the public, %					1.4

31 Dec 2003, EURm	Credit Institutions	Corporates	Households	Public sector	Total
Loans at amortised cost before reserves	**29,037**	**79,457**	**65,091**	**3,032**	**176,617**
– of which impaired loans	–	2,090	558	1	2,649
– of which non-performing loans, which are impaired	–	871	252	0	1,123
– of which performing loans, which are impaired	–	1,219	306	1	1,526
Reserves	**–**	**–1,582**	**–353**	**–1**	**–1,936**
– of which reserves for impaired loans	–	–1,582	–353	–1	–1,936
– of which reserves for non-performing loans, which are impaired	–	–363	–47	0	–410
– of which reserves for performing loans, which are impaired	–	–1,219	–306	–1	–1,526
Loans at amortised cost after reserves, book value	**29,037**	**77,875**	**64,738**	**3,031**	**174,681**
– of which impaired loans	–	508	205	0	713
– of which non-performing loans, which are impaired	–	508	205	0	713
Specification of reserves					
Specific reserves for individually assessed loans	–	–1,176	–291	–1	–1,468
Aggregate reserves for individually assessed loans	–	–406	–	–	–406
Assessment of homogenous clusters of loans with low value and similar credit risk	–	–	–62	–	–62
Total reserves	**0**	**–1,582**	**–353**	**–1**	**–1,936**
Ratios and key figures					
Reserves/impaired loans, gross %					73
Impaired loans, gross/ loans and advances to the public, %					1.8

Note 20: *cont.*

Parent Company 31 Dec 2004, EURm	Credit Institutions	Corporates	Households	Public sector	Total
Loans at amortised cost before reserves	**23,749**	**13,871**	**3,361**	**457**	**41,438**
– of which impaired loans	–	194	45	–	239
– of which non-performing loans, which are impaired	–	51	43	–	94
– of which performing loans, which are impaired	–	143	2	–	145
Reserves	**–**	**–171**	**–26**	**–**	**–197**
– of which reserves for impaired loans	–	–171	–26	–	–197
– of which reserves for non-performing loans, which are impaired	–	–28	–24	–	–52
– of which reserves for performing loans, which are impaired	–	–143	–2	–	–145
Loans at amortised cost after reserves, book value	**23,749**	**13,700**	**3,335**	**457**	**41,241**
– of which impaired loans	–	23	19	–	42
– of which non-performing loans, which are impaired	–	23	19	–	42
Specification of reserves					
Specific reserves for individually assessed loans	–	–128	–4	–	–132
Aggregate reserves for individually assessed loans	–	–43	–	–	–43
Assessment of homogenous clusters of loans with low value and similar credit risk	–	–	–22	–	–22
Total reserves	**–**	**–171**	**–26**	**–**	**–197**
Ratios and key figures					
Reserves/impaired loans, gross %					–76
Impaired loans, gross/ loans and advances to the public, %					1.4

31 Dec 2003, EURm	Credit Institutions	Corporates	Households	Public sector	Total
Loans at amortised cost before reserves	95	–	–	–	95
Loans at amortised cost after reserves, book value	95	–	–	–	95

Note 20: *cont.*

Corporate loans by industry

Group 31 Dec 2004, EURm	Real-estate management	Construction	Agriculture and fishing	Transport	Shipping	Trade and service	Manufacturing	Financial operations	Renting, consulting and other company services	Other	Total
Loans at amortised cost before reserves	**23,564**	**2,904**	**5,382**	**4,777**	**3,854**	**8,736**	**12,293**	**10,772**	**5,846**	**7,266**	**85,394**
– of which impaired loans	149	67	190	174	56	243	357	71	196	235	1,738
– of which non performing loans, which are not impaired and where interest is accrued	–	–	–	–	–	–	–	–	–	40	40
– of which non-performing loans, which are impaired	73	33	34	84	28	122	159	51	135	62	781
– of which performing loans, which are impaired	76	34	156	90	28	121	198	20	61	173	957
Reserves	**–123**	**–48**	**–159**	**–129**	**–37**	**–178**	**–297**	**–57**	**–145**	**–203**	**–1,376**
– of which reserves for impaired loans	–123	–48	–159	–129	–37	–178	–297	–57	–145	–203	–1,376
– of which reserves for non-performing loans, which are impaired	–47	–14	–3	–39	–9	–57	–99	–37	–84	–30	–419
– of which reserves for performing loans, which are impaired	–76	–34	–156	–90	–28	–121	–198	–20	–61	–173	–957
Loans at amortised cost after reserves, book value	**23,441**	**2,856**	**5,223**	**4,648**	**3,816**	**8,558**	**11,996**	**10,716**	**5,701**	**7,063**	**84,018**
– of which impaired loans	26	19	31	45	19	65	60	14	51	32	362
– of which non performing loans, which are not impaired and where interest is accrued	–	–	–	–	–	–	–	–	–	40	40
– of which non-performing loans, which are impaired	26	19	31	45	19	65	60	14	51	32	362
Specification of reserves											
Specific reserves for individually assessed loans	–100	–40	–94	–106	–26	–148	–221	–42	–119	–139	–1,035
Aggregate reserves for individually assessed loans	–23	–8	–65	–23	–11	–30	–76	–15	–26	–64	–341
Total reserves	**–123**	**–48**	**–159**	**–129**	**–37**	**–178**	**–297**	**–57**	**–145**	**–203**	**–1,376**

Note 20: *cont.*

Group

31 Dec 2003, EURm	Real-estate manage-ment	Con-struc-tion	Agri-culture and fishing	Trans-port	Ship-ping	Trade and serv-ice	Manu-factur-ing	Finan-cial oper-ations	Renting, consult-ing and other company services	Other	Total
Loans at amortised cost before reserves	**21,333**	**2,706**	**4,458**	**4,545**	**3,734**	**8,917**	**12,663**	**8,347**	**5,967**	**6,787**	**79,457**
– of which impaired loans	211	73	258	255	73	222	242	37	261	458	2,090
– of which non-performing loans, which are impaired	74	15	94	167	28	79	61	14	114	221	871
– of which performing loans, which are impaired	137	58	164	88	45	143	181	23	147	237	1,219
Reserves	**–143**	**–63**	**–206**	**–181**	**–61**	**–168**	**–206**	**–21**	**–229**	**–304**	**–1,582**
– of which reserves for impaired loans	–143	–63	–206	–181	–61	–168	–206	–21	–229	–304	–1,582
– of which reserves for non-performing loans, which are impaired	–6	–5	–42	–93	–16	–25	–25	–2	–82	–67	–363
– of which reserves for performing loans, which are impaired	–137	–58	–164	–88	–45	–143	–181	–19	–147	–237	–1,219
Loans at amortised cost after reserves, book value	**21,190**	**2,643**	**4,252**	**4,364**	**3,673**	**8,749**	**12,457**	**8,326**	**5,738**	**6,483**	**77,875**
– of which impaired loans	68	10	52	74	12	54	36	16	32	154	508
– of which non-performing loans, which are impaired	68	10	52	74	12	54	36	16	32	154	508
Specification of reserves											
Specific reserves for individually assessed loans	143	63	206	181	61	168	206	21	229	304	1,582
Total reserves	**143**	**63**	**206**	**181**	**61**	**168**	**206**	**21**	**229**	**304**	**1,582**

Parent Company

31 Dec 2004, EURm	Real-estate manage-ment	Con-struc-tion	Agri-culture and fishing	Trans-port	Ship-ping	Trade and serv-ice	Manu-factur-ing	Finan-cial oper-ations	Renting, consult-ing and other company services	Other	Total
Loans at amortised cost before reserves	**4,286**	**327**	**547**	**739**	**412**	**1,711**	**2,241**	**974**	**1,068**	**1,566**	**13,871**
– of which impaired loans	30	1	9	27	8	9	68	4	4	34	194
– of which non-performing loans, which are impaired	5	1	9	8	–	6	11	3	2	6	51
– of which performing loans, which are impaired	25	–	–	19	8	3	57	1	2	8	143
Reserves	**–26**	**–1**	**–2**	**–25**	**–8**	**–8**	**–66**	**–4**	**–2**	**–29**	**–171**
– of which reserves for impaired loans	–26	–1	–2	–25	–8	–8	–66	–4	–2	–29	–171
– of which reserves for non-performing loans, which are impaired	–1	–1	–2	–6	–	–5	–8	–3	–1	–1	–28
– of which reserves for performing loans, which are impaired	–25	–	–	–19	–8	–3	–58	–1	–2	–28	–143
Loans at amortised cost after reserves, book value	**4,260**	**326**	**545**	**714**	**404**	**1,703**	**2,175**	**970**	**1,066**	**1,537**	**13,700**
– of which impaired loans	4	–	7	2	–	1	3	–	1	5	23
– of which non-performing loans, which are impaired	4	–	7	2	–	1	3	–	1	5	23
Specification of reserves											
Specific reserves for individually assessed loans	–26	–1	–2	–25	–8	–8	–51	–4	–2	–1	–128
Aggregate reserves for individually assessed loans	–	–	–	–	–	–	–15	–	–	–28	–43
Total reserves	**–26**	**–1**	**–2**	**–25**	**–8**	**–8**	**–66**	**–4**	**–2**	**–29**	**–171**

Note 20: *cont.*

Type of loans, book value

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Property loans	79,836	70,095	5,513	–
Credit card loans	1,014	1,903	92	–
Financial lease	4,208	1,367	0	–
Other	96,704	101,316	11,887	–
Total	**181,762**	**174,681**	**17,492**	**–**

Lending by geographic area

Group

31 Dec 2004, EURm	Denmark	Finland	Norway	Sweden	The Baltic countries	Poland	EU countries other	USA	Latin America	Asia	Other OECD	Non-OECD other	Total
Loans at amortised cost before reserves	**42,704**	**34,396**	**24,381**	**48,029**	**1,375**	**974**	**5,882**	**1,648**	**965**	**947**	**654**	**899**	**162,854**
– of which impaired loans	796	475	423	274	2	143	75	24	4	14	20	–	2,249
– of which non-performing loans, which are not impaired and where interest is accrued	39	–	–	14	–	–	–	–	–	–	–	–	53
– of which non-performing loans, which are impaired	288	253	162	138	2	132	59	23	4	10	20	–	1,091
– of which performing loans, which are impaired	508	222	261	136	–	11	15	1	–	4	–	–	1,158
Reserves	**–652**	**–367**	**–333**	**–205**	**–2**	**–52**	**–62**	**–11**	**–4**	**–14**	**–4**	**–**	**–1,706**
– of which reserves for impaired loans	–652	–367	–333	–205	–2	–52	–62	–11	–4	–14	–4	–	–1,706
– of which reserves for non-performing loans, which are impaired	–144	–145	–72	–69	–2	–41	–47	–10	–4	–10	–4	–	–548
– of which reserves for performing loans, which are impaired	–508	–222	–261	–136	–	–11	–15	–1	–	–4	–	–	–1,158
Loans at amortised cost after reserves, book value	**42,052**	**34,029**	**24,048**	**47,824**	**1,373**	**922**	**5,820**	**1,637**	**961**	**933**	**650**	**899**	**161,148**
– of which impaired loans	144	108	90	69	–	91	12	13	–	–	16	–	543
– of which non-performing loans, which are not impaired and where interest is accrued	39	–	–	14	–	–	–	–	–	–	–	–	53
– of which non-performing loans, which are impaired	144	108	90	69	–	91	12	13	–	–	16	–	543
Specification of reserves													
Specific reserves for individually assessed loans	–502	–332	–190	–149	–2	–42	–62	–11	–4	–14	–4	–	–1,312
Aggregate reserves for individually assessed loans	–120	–35	–143	–33	–	–10	–	–	–	–	–	–	–341
Assessment of homogenous clusters of loans with low value and similar credit risk	–30	–	–	–23	–	–	–	–	–	–	–	–	–53
Total reserves	**–652**	**–367**	**–333**	**–205**	**–2**	**–52**	**–62**	**–11**	**–4**	**–14**	**–4**	**–**	**–1,706**

Note 20: *cont.*

Group

31 Dec 2003, EURm	Denmark	Finland	Norway	Sweden	The Baltic countries	Poland	EU countries other	USA	Latin America	Asia	Other OECD	Non-OECD other	Total
Loans at amortised cost before reserves	**39,070**	**31,355**	**22,448**	**42,510**	**729**	**996**	**4,722**	**1,600**	**1,356**	**748**	**868**	**1,178**	**147,580**
– of which impaired loans	981	512	649	235	180	3	27	53	–	9	–	–	2,649
– of which non-performing loans, which are impaired	334	105	324	130	180	2	10	37	–	1	–	–	1,123
– of which performing loans, which are impaired	647	407	325	105	–	1	17	16	–	8	–	–	1,526
Reserves	**–835**	**–355**	**–465**	**–173**	**–70**	**–1**	**–13**	**–16**	**–**	**–8**	**–**	**–**	**–1,936**
– of which reserves for impaired loans	–835	–355	–465	–173	–70	–1	–13	–16	–	–8	–	–	–1,936
– of which reserves for non-performing loans, which are impaired	–188	52	–140	–68	–70	–	4	–	–	–	–	–	–410
– of which reserves for performing loans, which are impaired	–647	–407	–325	–105	–	–1	–17	–16	–	–8	–	–	–1,526
Loans at amortised cost after reserves, book value	**38,235**	**31,000**	**21,983**	**42,337**	**659**	**995**	**4,709**	**1,584**	**1,356**	**740**	**868**	**1,178**	**145,644**
– of which impaired loans	146	157	184	62	110	2	14	37	–	1	–	–	713
– of which non-performing loans, which are impaired	146	157	184	62	110	2	14	37	–	1	–	–	713
Specification of reserves													
Specific reserves for individually assessed loans	–654	–345	–273	–123	–35	–1	–13	–16	–	–8	–	–	–1,468
Aggregate reserves for individually assessed loans	–152	–10	–192	–17	–35	–	–	–	–	–	–	–	–406
Assessment of homogenous clusters of loans with low value and similar credit risk	–29	–	–	–33	–	–	–	–	–	–	–	–	–62
Total reserves	**–835**	**–355**	**–465**	**–173**	**–70**	**–1**	**–13**	**–16**	**–**	**–8**	**–**	**–**	**–1,936**

Parent Company

31 Dec 2004, EURm	Denmark	Finland	Norway	Sweden	The Baltic countries	Poland	EU countries other	USA	Latin America	Asia	Other OECD	Non-OECD other	Total
Loans at amortised cost before reserves	**24**	**44**	**46**	**40,130**	**17**	**4**	**585**	**174**	**63**	**46**	**207**	**98**	**41,438**
– of which impaired loans	–	–	–	239	10	–	–	–	–	–	–	–	239
– of which non-performing loans, which are impaired	–	–	–	94	–	–	–	–	–	–	–	–	94
– of which performing loans, which are impaired	–	–	–	135	10	–	–	–	–	–	–	–	145
Reserves	**–**	**–**	**–**	**–187**	**–10**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–197**
– of which reserves for impaired loans	–	–	–	–187	–10	–	–	–	–	–	–	–	–197
– of which reserves for non-performing loans, which are impaired	–	–	–	–52	–	–	–	–	–	–	–	–	–52
– of which reserves for performing loans, which are impaired	–	–	–	–135	–10	–	–	–	–	–	–	–	–145
Loans at amortised cost after reserves, book value	**24**	**–**	**–**	**39,943**	**7**	**4**	**585**	**174**	**63**	**46**	**207**	**98**	**41,241**
– of which impaired loans	–	–	–	42	–	–	–	–	–	–	–	–	42
– of which non-performing loans, which are impaired	–	–	–	42	–	–	–	–	–	–	–	–	42
Specification of reserves													
Specific reserves for individually assessed loans	–	–	–	–132	–	–	–	–	–	–	–	–	–132
Aggregate reserves for individually assessed loans	–	–	–	–33	–10	–	–	–	–	–	–	–	–43
Assessment of homogenous clusters of loans with low value and similar credit risk	–	–	–	–22	–	–	–	–	–	–	–	–	–22
Total reserves	**–**	**–**	**–**	**–187**	**–10**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–197**

Note 20: *cont.*

Loans with transfer risk

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Loans before transfer risk reserve	**1,284**	**1,295**	**456**	**–**
Transfer risk reserve[1]	–66	–76	–34	–
Total after transfer risk reserve, book value	**1,218**	**1,219**	**421**	**–**

[1] Total reserve for transfer risk amounts to EUR –84m (–99).

Reserves for off-balance-sheet items

	Group		Parent Company	
31 Dec 2004, EURm	Credit loss (impaired)	Reserves for credit losses	Credit loss (impaired)	Reserves for credit losses
Contingent liabilities	19	8	–	–
Commitments	0	0	–	–

	Group		Parent Company	
31 Dec 2003, EURm	Credit loss (impaired)	Reserves for credit losses	Credit loss (impaired)	Reserves for credit losses
Contingent liabilities	15	7	–	–
Commitments	0	0	–	–

Note 21:

Assets taken over for protection of claims

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Current assets, book value				
Land and buildings	1	1	–	–
Owner-occupied rights[1]	0	0	–	–
Shares and other participations[1,2]	3	1	–	–
Other assets	0	1	–	–
Total	**4**	**3**	**–**	**–**

[1] Stated under item Shares and participations, note 23
[2] The shares in Pan Fish ASA have a book value of zero.

Note 22:

Bonds and other interest-bearing securities[1]

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Current assets				
Issued by public bodies	465	7,171	–	–
Issued by other borrowers	13,919	12,470	3,259	–
Fixed assets				
Issued by other borrowers	4	360	–	89
Total	**14,388**	**20,001**	**3,259**	**89**
Of which, claims on				
– group undertakings	–	–	960	89
Total face value[2]	**14,313**	**19,306**	**3,183**	**91**
Difference between book and face value:				
Book value higher than face value	78	706	77	–
Book value lower than face value	–3	–9	–1	2
Net	**75**	**697**	**76**	**2**
Listed securities	10,810	19,000	2,358	–
Unlisted securities	3,578	1,001	901	89
Total	**14,388**	**20,001**	**3,259**	**89**

[1] Information about the criteria used to classify these securities is included in note 1 Accountings policies.
[2] Face value is the settlement amount on the maturity date.

Note 22: *cont.*

Maturity information

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Remaining maturity (book value)				
Maximum 1 year	5,184	7,213	1,173	–
1–5 years	5,775	7,311	2,019	38
5–10 years	1,458	3,883	67	51
More than 10 years	1,971	1,594	–	–
Total including portfolio schemes	**14,388**	**20,001**	**3,259**	**89**
Average remaining maturity period, years	3.5	3.7	2.1	4.5

Issuer categories

Group	Book value		Fair value		Amortised cost	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Current assets						
Swedish government	–285	188	–285	188	–292	182
Swedish municipalities	–	2	–	2	–	2
Swedish mortgage institutions	2,179	2,428	2,179	2,424	2,174	2,415
Other Swedish issuers						
– Non-financial companies	479	507	479	507	476	486
– Financial companies	255	451	255	451	254	460
Foreign governments	750	3,471	750	3,471	1,101	3,398
Other foreign issuers	11,006	12,594	11,006	12,598	11,266	12,216
Total	**14,384**	**19,641**	**14,384**	**19,641**	**14,979**	**19,159**
Of which, subordinated (debentures)	73	209	73	–	73	–
Fixed assets						
Other foreign issuers	4	360	4	360	4	360
Total	**4**	**360**	**4**	**360**	**4**	**360**
Of which, subordinated (debentures)	3	–	3	–	3	–

Issuer categories

Parent Company	Book value		Fair value		Amortised cost	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Current assets						
Swedish mortgage institutions	1,888	–	1,888	–	1,870	–
Other Swedish issuers						
– Non-financial companies	256	–	256	–	254	–
– Financial companies	210	–	210	–	208	–
Other foreign issuers	905	–	905	–	904	–
Total	**3,259**	**–**	**3,259**	**–**	**3,236**	**–**
Of which, subordinated (debentures)	901	–	901	–	901	–
Fixed assets						
Other foreign issuers	–	89	–	89	–	89
Total	**–**	**89**	**–**	**89**	**–**	**89**
Of which, subordinated (debentures)	–	–	–	–	–	–

Note 23:

Shares and participations [1]

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Current assets				
Shares in trading portfolio	756	439	354	–
Shares taken over for protection of claims	0	1	–	–
Other shares	193	164	62	–
Fixed assets				
Other shares and participations [2]	18	44	3	–
Total	**967**	**648**	**419**	–
Listed securities	744	405	416	–
Unlisted securities	223	243	3	–
Total	**967**	**648**	**419**	–

Group **Current assets** EURm	Book value 31 Dec 2004	Book value 31 Dec 2003	Fair value 31 Dec 2004	Fair value 31 Dec 2003
Shares trading portfolio	756	439	756	439
Shares taken over for protection of claims	0	1	0	1
Other shares	193	164	193	164
Total	**949**	**604**	**949**	**604**

Group **Fixed assets** EURm	Book value 31 Dec 2004	Book value 31 Dec 2003	Fair value 31 Dec 2004	Fair value 31 Dec 2003
Other shares and participations	18	44	18	44
Total	**18**	**44**	**18**	**44**

Parent Company **Current assets** EURm	Book value 31 Dec 2004	Book value 31 Dec 2003	Fair value 31 Dec 2004	Fair value 31 Dec 2003
Shares trading portfolio	354	–	354	–
Shares taken over for protection of claims	–	–	–	–
Other shares	62	–	62	–
Total	**416**	–	**416**	–

Parent Company **Fixed assets** EURm	Book value 31 Dec 2004	Book value 31 Dec 2003	Fair value 31 Dec 2004	Fair value 31 Dec 2003
Other shares and participations	3	–	3	–
Total	**3**	–	**3**	–

[1] Information about the criteria used to classify the securities is included in note 1 Accounting policies.

[2] For a specification, see page 96.

Note 23: *cont.*

Fixed assets

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Acquisition value at beginning of year	44	61	–	–
Acquisitions during the year	1	5	–	–
Sales during the year	–3	–18	–2	–
Through mergers	–	–	5	–
Reclassifications	–24	–	–	–
Translation differences	0	–4	–	–
Acquisition value at end of year	**18**	**44**	**3**	–
Accumulated write-downs at beginning of year	–	–9	–	–
Sales/disposals during the year	–	9	–	–
Accumulated write-downs at end of year	–	–	–	–
Book value	**18**	**44**	**3**	–

Note 24:

Shares in associated undertakings [1]

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Fixed assets				
Financial institutions	163	159	–	–
Other	186	251	28	0
Total	**349**	**410**	**28**	**0**
Of which, listed securities	–	–	–	–
Acquisition value at beginning of year	419	536	–	–
Acquisitions during the year	11	7	2	0
Sales during the year	–63	–114	–1	–
Share in earnings	48	57	–	–
Dividend received	–52	–55	–	–
Through mergers	–	–1	27	–
Reclassifications	–2	–	–	–
Translation differences	–2	–11	–	–
Acquisition value at end of year	**359**	**419**	**28**	**0**
Accumulated write-downs at beginning of year	–9	–9	–	–
Write-downs during the year	–1	–	–	–
Accumulated write-downs at end of year	**–10**	**–9**	–	–
Book value	**349**	**410**	**28**	**0**

[1] Information about the criteria used to classify the securities is included in note 1 Accountings policies.

For a specification, see page 97.

Note 25:

Shares in group undertakings [1]

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Fixed assets				
Shares, financial institutions	–	–	13,784	15,303
Other [2]	4	11	2,957	3,078
Total	**4**	**11**	**16,741**	**18,381**
Of which, listed shares	–	–	–	–
Acquisition value at beginning of year	40	40	18,744	9,406
Acquisitions during the year	0	–	0	9,400
Sales during the year	–1	–2	–1	–
Share in earnings during the year	–2	–	–	–
Mergers	–	–	1,247	–
Reclassifications	–5	1	–	–62
Translation differences	0	1	0	–
Acquisition value at end of year	**32**	**40**	**17,496**	**18,744**
Accumulated write-downs at beginning of year	–29	–29	–363	–319
Write-downs during the year	0	0	–111	–44
Reversed write-downs during the year	1	–	–	–
Through mergers	–	–	–281	–
Translation differences	0	–	–	–
Accumulated write-downs at end of year	**–28**	**–29**	**–755**	**–363**
Book value	**4**	**11**	**16,741**	**18,381**

1 Detailed information about the critiera used to classify the securities is included in note 1 Accounting policies.
2 Companies consolidated according to equity method in the Group.

For a specification, see page 98.

Note 26:

Balance sheet, insurance activities [1]

Group EURm	31 Dec 2004	31 Dec 2003
Assets		
Intangible assets	4	4
Investments		
– Real estate holdings	2,243	2,073
– Shares in group and associated undertakings	174	154
– Shares	4,378	3,174
– Interest-bearing financial instruments	13,288	13,364
– Other investments	189	33
Investments, policyholders bearing the risk	4,081	3,466
Technical provisions, reinsurance	5	1
Receivables and bank balances	580	527
Other assets	329	345
Total assets	**25,271**	**23,141**
Of which intragroup transactions [2]	–1,039	–261
Total assets	**24,232**	**22,880**
Shareholders' equity, provisions and liabilities		
Shareholders' equity	1,106	1,038
Subordinated loans	0	0
Technical provisions		
– Life insurance provisions	18,329	16,643
– Outstanding claims provisions	0	275
Collective bonus potential	1,095	830
Technical provisions, policyholders bearing the investment risk	4,050	3,466
Other provisions and liabilities	691	889
Total shareholders' equity, provisions and liabilities	**25,271**	**23,141**
Of which intragroup transactions incl elimination of shares	–1,429	–1,317
Total shareholders' equity, provisions and liabilities	**23,842**	**21,824**

1 Excluding Nordea Life Assurance I Sweden AB (publ), see note 50.
2 Excluding goodwill, amount EUR 243m.

Note 27:

Intangible fixed assets

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Goodwill[1]				
Nordea Bank Danmark A/S	412	439	–	–
Nordea Bank Norge ASA	942	982	–	–
Nordea Bank AB (publ)[2]	158	181	742	–
Kansallis-Osake-Pankki	13	25	–	–
Nordea Bank Polska S.A.	53	56	–	–
Insurance companies	245	268	–	–
Other goodwill	71	77	–	–
Goodwill, total	**1,894**	**2,028**	**742**	**–**
Other intangible fixed assets[3]	52	62	12	0
Total	**1,946**	**2,090**	**754**	**0**

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Goodwill[1]				
Acquisition value at beginning of year	2,605	2,789	–	–
Acquisitions during the year	–	2	–	–
Through mergers	–	–	874	–
Sales during the year	–	–1	–26	–
Reclassifications	–	–	–	–
Translation differences	32	–185	–	–
Acquisition value at end of year	**2,637**	**2,605**	**848**	**–**
Accumulated amortisation at beginning of year	–572	–430	–	–
Amortisation according to plan for the year[4]	–161	–162	–70	–
Accumulated amortisation sold goodwill	–	1	26	–
Through mergers	–	–	–62	–
Translation differences	–5	19	–	–
Accumulated amortisation at end of year	**–738**	**–572**	**–106**	**–**
Accumulated write-downs at beginning of year	–5	–	–	–
Write-downs during the year	0	–5	–	–
Accumulated write-downs at end of year	**–5**	**–5**	**–**	**–**
Planned residual value/book value	**1,894**	**2,028**	**742**	**–**

Note 27: *cont.*

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Other intangible fixed assets				
Acquisition value at the beginning of year	111	97	0	0
Acquisitions during the year	15	26	–	–
Through mergers	–	–	31	–
Sales/disposals during the year	–4	–6	–	–
Translation differences	2	–6	0	–
Acquisition value at the end of year	**124**	**111**	**31**	**0**
Accumulated amortisation at the beginning of year	–49	–29	0	0
Amortisation according to plan for the year	–19	–23	–5	0
Accumulated amortisation on sales/disposals during year	0	3	–	–
Through mergers	–	–	–14	–
Translation differences	–4	0	–	–
Accumulated amortisation at the end of year	**–72**	**–49**	**–19**	**0**
Planned residual value/book value	**52**	**62**	**12**	**0**
[1] Excluding goodwill in associated undertakings.	8	12	–	–
[2] Through merger of Nordea Bank Sverige AB (publ), Nordea Securities and Postgirot AB (publ).				
[3] Refers mainly to computer licenses and improvements to rented premises.				
[4] Excluding amortisation from companies accounted for under the equity method.	4	3	–	–

Note 28:

Tangible assets

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Current assets	1	1	–	–
Fixed assets	586	825	61	–
Of which buildings for own use	42	499	–	–
Total	**587**	**826**	**61**	**–**
Current assets				
Taken over for protection of claims[1]				
Land and buildings	1	1	–	–
Other	–	–	–	–
Total	**1**	**1**	**–**	**–**

[1] See note 21 for Assets taken over for protection of claims.

Note 28: *cont.*

Fixed assets

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Equipment				
Acquisition value at beginning of year	1,075	1,094	–	–
Acquisitions during the year	87	97	20	–
Sales/disposals during the year	–295	–134	–232	–
Through mergers	–	–	343	–
Reclassifications	289	–	–	–
Translation differences	3	18	–	–
Acquisition value at end of year	**1,159**	**1,075**	**131**	–
Accumulated depreciation at beginning of year	–840	–761	–	–
Sales/disposals during the year	254	94	230	–
Depreciations according to plan for the year	–141	–115	–28	–
Through mergers	–	–	–272	–
Reclassifications	–23	–	–	–
Translation differences	–8	–58	–	–
Accumulated depreciation at end of year	–758	–840	–70	–
Planned residual value/book value	401	235	61	–
Land and buildings				
Acquisition value at the beginning of the year	930	2,082	–	–
Acquisitions during the year	21	41	–	–
Sales/disposals during the year	–791	–1,139	–	–
Through mergers	–	–	0	–
Reclassifications	99	0	–	–
Translation differences	7	–54	–	–
Acquisition value at end of year	**266**	**930**	**0**	–
Accumulated depreciation at beginning of year	–141	–454	–	–
Sales/disposals during the year	114	321	–	–
Depreciations according to plan for the year	–4	–18	–	–
Translation differences	–1	10	–	–
Accumulated depreciation at end of year	**–32**	**–141**	–	–

Note 28: *cont.*

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Accumulated write-downs at beginning of the year	–199	–90	–	–
Sales/disposals during the year	160	47	–	–
Write-downs during the year	–9	–162	–	–
Translation differences	–1	6	–	–
Accumulated write-downs at the end of the end of year	**–49**	**–199**	–	–
Planned residual value/book value	**185**	**590**	**0**	–
Book value on buildings, Swedish properties	0	270	–	–
Book value on land, Swedish properties	0	27	–	–
Tax value on buildings, Swedish properties	0	239	–	–
Tax value on land, Swedish properties	0	39	–	–
Market value, investment properties	46	890	–	–

Note 29:

Leasing

Nordea as lessor

Finance leases

Nordea owns assets leased to customers under finance lease agreements. Finance lease agreements are reported as receivable from the lessee included in "Loans and advances to the public" at an amount equal to the net investment in the lease. The leased assets mainly comprises vehicles, machinery and other equipment.

Reconciliation of gross investment and present value of future minimum lease payments EURm	Group 31 Dec 2004
Gross investments	4,627
Less unearned finance income	–419
Net investment in finance leases	4,208
Less unguaranteed residual values accruing to the benefit of the lessor	–105
Present value of future minimum lease payments	4,103
Accumulated allowance for uncollectible minimum lease payments receivable	4

Note 29: *cont.*

As of 31 December 2004 the gross investment at remaining maturity was distributed as follows:

Distribution of gross investment at remaining maturity, EURm	Group 31 Dec 2004
2005	1,034
2006	857
2007	929
2008	529
2009	301
Later years	856
	4,506
Less unearned future finance income on finance leases	–253
Net investment in finance leases	**4,253**

Operating leases

Assets subject to operating leases mainly comprises real estate, vehicles, aeroplanes and other equipment.
In the balance sheet they are reported as tangible assets.

Book value of leased assets, EURm	Group 31 Dec 2004
Acquisition value	455
Accumulated depreciation	–151
Book value at end of year	**304**
– Of which repossed leasing property, book value	2

Depreciations for 2004 amounted to EUR 44m.

Under non-cancellable operating leases, the future minimum lease payments receivable are distributed as follows:

EURm	Group 31 Dec 2004
2005	26
2006	18
2007	9
2008	2
2009	19
Later years	7
	81

Nordea as lessee

Finance leases

Nordea has only to a minor extent entered finance lease agreements. Book value of assets subject to finance leases amounts to EUR 3m.

Operating leases

Nordea has entered operating lease agreements for premises and office equipment. Total leasing expenses during 2004 amounts for the Group to EUR 271m (252) and for the parent company to EUR 135m (5).

Note 29: *cont.*

Sale and lease back

During 2004 Nordea has completed its real estate divestment process by the sale of central business district properties in Finland, Norway and Sweden. The sale transaction was established at fair value and the profit of EUR 300m has been recognised immediately in the income statement. The properties are leased back and the duration of the lease agreements are 25 years with an option to extend the term for another 25 years, divided into three renewal options.

The leases contain no escalation clauses and are "fully paying and insuring type of leases" meaning that Nordea is bearing all property related costs including repair of any damages to the property and insurance. The rents are paid on a quarterly basis according to a rent payment plan including base and fixed rent. The agreements also include additional, service and supplemental rents covering payments to service providers, property related costs and step-up rent if the Lessor refinances. Nordea will receive all rents from third party tenants leasing space on the properties.

To better resemble an ordinary lease rent (with escalation clause), a real GAAP approach has been applied in accounting for the rents, taking an inflation of two per cent into consideration. This principle also makes Nordea´s economic benefit constant over time.

Future minimum leasing payments under non-cancellable operating leases amounts to and are distributed as follows:

	Group	Parent Company
EURm	2004	2004
2005	205	82
2006	168	67
2007	242	131
2008	231	122
2009	205	114
Later years	739	404
	1,790	**920**

Note 30:

Other assets, banking

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Derivatives				
– Interest rate	17,718	11,322	155	–
– Foreign exchange	8,209	7,421	22	–
– Equity	242	182	13	–
– Other	198	16	0	–
Claims on securities settlement proceeds	1,076	1,200	155	–
Other	2,107	932	1,478	1,630
Total	**29,550**	**21,073**	**1,823**	**1,630**

Note 31:
Prepaid expenses and accrued income

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Accrued interest income	1,219	1,751	162	7
Other accrued income	0	200	6	–
Other prepaid expenses	124	44	29	8
Total	**1,343**	**1,995**	**197**	**15**

Note 32:
Investments, customers bearing the risk

Nordea Bank Danmark A/S's liabilities include customers' portfolio schemes, the return on which correlates directly with the assets financed by these portfolio schemes. Since the assets legally belong to the bank, these assets and liabilities are included in the Group's balance sheet. A breakdown is shown below:

	Group	
EURm	31 Dec 2004	31 Dec 2003
Assets		
Loans and advance to credit institutions	397	375
Bonds and other interest-bearing securities	1,629	1,548
Shares and participations	1,374	1,262
Prepaid expenses and accrued income	0	0
Other assets, banking	33	22
Total assets	**3,433**	**3,207**
Liabilities		
Deposits and borrowings from the public	3,217	3,178
Other liabilities, banking	22	21
Accrued expenses and prepaid income	194	8
Total liabilities	**3,433**	**3,207**
Return to participants in portfolio schemes	186	222

Note 33:
Deposits by credit institutions

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Central banks	4,742	3,575	1,491	–
Other banks	21,114	14,260	20,983	669
Other credit institutions	4,297	10,918	411	–
Total	**30,153**	**28,753**	**22,885**	**669**
Of which, liabilities to group undertakings	–	–	18,364	669
Of which, liabilities to associated undertakings	69	126	–	–

Note 33: *cont.*

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Maturity information				
Remaining maturity (book value)				
Payable on demand	3,293	5,693	455	669
Maximum 3 months	22,619	19,394	21,157	–
3 months–1 year	3,897	3,367	1,257	–
1–5 years	135	79	16	–
More than 5 years	209	220	0	–
Total	**30,153**	**28,753**	**22,885**	**669**
Average remaining maturity, years	0.2	0.3	0.1	0.0

Note 34:
Deposits and borrowings from the public

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Deposits from the public	99,458	93,141	25,374	–
Borrowings from the public	4,966	2,415	295	–
Total	**104,424**	**95,556**	**25,669**	–
Of which, liabilities to group undertakings	–	–	395	–
Of which, liabilities to associated undertakings	14	5	0	–

Deposits are defined as funds in deposit accounts covered by the government deposit guarantee but also including amounts in excess of the individual amount limits. Individual pension savings (IPS) are also included. Portfolio schemes in Nordea Bank Danmark A/S of EUR 3,217m (EUR 3,178m) are also included in Deposits (note 32).

Maturity information, Deposits				
Remaining maturity (book value)				
Payable on demand	49,217	43,146	5,142	–
Maximum 3 months	41,729	41,621	20,232	–
3 months–1 year	2,881	2,461	–	–
1–5 years	974	1,185	–	–
More than 5 years	4,657	4,728	–	–
Total	**99,458**	**93,141**	**25,374**	–
Average remaining maturity, years	0.5	0.6	0.1	–

Maturity information, Borrowings				
Remaining maturity (book value)				
Payable on demand	467	154	–	–
Maximum 3 months	4,275	2,012	295	–
3 months–1 year	42	41	–	–
1–5 years	180	208	–	–
More than 5 years	2	0	–	–
Total	**4,966**	**2,415**	**295**	–
Average remaining maturity, years	0.1	0.2	0.1	–

Note 35:

Debt securities in issue etc.

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Certificates of deposit	16,697	16,158	1,575	–
Commercial papers	5,774	7,910	0	–
Bond loans	36,618	39,662	1,739	–
Other	207	650	218	–
Total	**59,296**	**64,380**	**3,532**	**–**
Of which, liabilities to group undertakings	–	–	32	–
Of which, liabilities to associated undertakings	26	–	–	–

Maturity information, Debt securities in issue

Remaining maturity (book value)				
Maximum 1 year	31,214	33,652	2,078	–
1–5 years	15,321	19,302	1,236	–
5–10 years	635	228	–	–
More than 10 years	11,919	10,548	–	–
Total	**59,089**	**63,730**	**3,314**	**–**
Average remaining maturity, years	5.2	4.5	1.3	–

Maturity information, Other

Remaining maturity (book value)				
Payable on demand	207	–	218	–
Maximum 3 months	–	230	–	–
3 months–1 year	–	299	–	–
1–5 years	–	121	–	–
More than 5 years	–	–	–	–
Total	**207**	**650**	**218**	**–**
Average remaining maturity, years	0.0	0.7	0.0	–

Note 36:

Other liabilities, banking

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Derivatives				
– Interest rate	17,399	11,241	32	–
– Foreign exchange	8,816	8,466	189	253
– Equity	243	173	7	–
– Other	219	38	0	–
Liabilities on securities settlement proceeds	1,040	1,101	63	–
Sold, not held, securities	3,516	5,454	437	–
Customer with holding taxes	15	27	15	–
Postal and bankgiro	121	135	121	–
Accounts payable	68	60	0	1
Other	5,298	4,474	1,117	9,448
Total	**36,735**	**31,169**	**1,981**	**9,702**

Note 37:

Accrued expenses and prepaid income

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Accrued interest	1,199	1,549	85	19
Other accrued expenses	643	404	119	7
Prepaid income	126	132	24	–
Total	**1,968**	**2,085**	**228**	**26**

Note 38:

Provisions

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Reserve for restructuring costs	15	8	15	–
Transfer risks, guarantees (see note 20)	18	23	18	–
Pensions	485	298	140	15
Other	114	92	–	–
Total	**632**	**421**	**173**	**15**

Note 38: *cont.*

Group	Restrucuring	Transfer risks	Pensions	Other	Total
Balance at beginning of year	8	23	298	92	421
Change of accounting policy	–	–	256	–	256
New provisions made	22	–	44	63	110
Provisions utilised	–15	–5	–120	–38	–184
Other changes	–	–	7	–3	29
Balance at end of year	**15**	**18**	**485**	**114**	**632**

Parent Company	Restrucuring	Transfer risks	Pensions	Other	Total
Balance at beginning of year	–	–	15	–	15
Due to merger	18	23	124	–	165
New provisions made	4	–	1	–	5
Provisions utilised	–7	–5	–1	–	–13
Other changes	–	–	1	–	1
Balance at end of year	**15**	**18**	**140**	**–**	**173**

Pension obligations

Nordea has from 2004 implemented RR29 (IAS19) in the accounting for the Group's pension obligations. The Group's equity was reduced by EUR 183m after deferred taxes at the transition date on January 1, 2004. This reflected the difference between the opening net liability under RR29 (IAS19) and the net liability on the balance sheet at the end of 2003 under national GAAP.

RR29 (IAS19) secures that the market based value of pension obligations net of assets backing these obligations will be reflected on the Group's balance sheet. Actuarial gains/losses arising from changed assumptions may not be recognised in the balance sheet at once and will be recognised over a fixed period of 10 years.

	Fund assets, fair value	
EURm	2004	2003
Pension funds, Group	1,932	1,777
Related to the Parent Company	811	11

	Pension liabilities	
EURm	2004	2003
Pension funds, Group	2,160	1,720
Related to the Parent Company	781	11

The figures for 2003 were calculated in accordance with national rules. For 2004, however, RR29 (IAS19) has been applied by the Group, whereas Swedish FSA regulations have been applied by the parent company.

Pension plans

Nordea has pension obligations from defined benefit plans in all Nordic countries with the predominant share in Sweden, Norway and Finland. The plans in Finland are closed to new employees and pensions for new employees are instead based on defined contribution arrangements as is also the case in Denmark. Defined contribution plans are not reflected on the balance sheet. Furthermore, Nordea also contributes to public pension plans.

All defined benefit pension plans are final salary plans. The major plans in each country are funded schemes covered by assets in pension funds/foundations. Some other pension plans are recognised directly on the balance sheet as a liability.

Funded schemes	Swe	Nor	Fin[1]	Den
Members	20,133	5,966	20,818	67
Average member age	53	54	55	70

[1] Numbers are combined for Finnish fund and foundation.

RR29 (IAS19) pension calculations and assumptions

The implementation of RR 29 (IAS19) has led to changes in the way the present value of the pension obligations (PBO) and pension costs are calculated. Calculations are performed by external liability calculators and will be based on the actuarial assumptions fixed for each of the Group's pension plans.

Assumptions	Swe	Nor	Fin	Den
Discount rate	4.5%	4.5%	4.5%	4.5%
Salary increase	3.0%	3.0%	3.0%	3.0%
Inflation	2.0%	2.0%	2.0%	2.0%
Exp. return on assets before taxes	5.5%	5.5%	6.0%	5.5%

The expected return on assets is based on long-term expectations for return on the different asset classes. On bonds, this will be linked to the discount rate while equities and real estate will have an added risk premium.

Compared to last year the discount rate and the expected return on assets have been lowered by 0.5%-points.

Asset composition

The combined return on assets in 2004 was 8–9% reflecting favourable markets. At the end of 2004, the equity exposure in pension funds/foundations represented 25% of total assets.

Note 38: *cont.*

Funded schemes	Swe	Nor	Fin	Den	Total
Equity	20%	15%	35%	11%	25%
Bonds	80%	68%	59%	73%	70%
Real Estate	–	17%	5%	–	5%
Nordea shares	–	–	5%	–	2%
Nordea real estate	–	–	5%	–	2%

Defined benefit pension balance sheet items

The total net liability recognised on the Group's balance sheet at year-end amount to EUR 485m.

Net defined benefit pension obligation on balance sheet 31 Dec, 2004

EUR m	Swe	Nor	Fin	Den	Total
PBO	1,064	668	837	106	2,765
Assets	854	330	776	104	2,065
Funded status – surplus/deficit(–)	**–210**	**–338**	**–61**	**–2**	**–610**
Unrecognised actuarial gains(–)/losses	41	39	42	3	125
Net liability on balance sheet	**168**	**299**	**19**	**–1**	**485**
Of which related to unfunded plans	130	141	22	11	303

[1] Provision on difference to GAAP for Swedish Special wage tax (SWT) and social security contribution (SSC) in Norway and Denmark on recognised amounts.

The development in the PBO and the value of assets over the year is highlighted below.

Changes in the PBO in 2004

EUR m	Swe	Nor	Fin	Den	Total
PBO, 1 Jan	937	553	830	92	2,412
Service cost	24	21	11	2	58
Interest cost	46	27	41	4	118
Pensions paid	–48	–33	–33	–6	–119
Curtailments and settlements	27	5	–52	0	–20
Past service cost	0	1	–25	0	–24
Actuarial gains(–)/losses	64	45	66	13	187
Effect of exchange rate changes	8	12	0	0	20
Provision for SWT/SSC [1]	7	37	0	0	44
PBO, 31 Dec	**1,064**	**668**	**837**	**106**	**2,675**

Changes in the fair value of assets in 2004

EUR m	Swe	Nor	Fin	Den	Total
Assets, 1 Jan	784	290	737	89	1,900
Exp. return on assets	41	18	46	5	109
Pensions paid	0	–23	–32	–5	–59
Contributions	0	33	4	6	42
Actuarial gains/losses(–)	23	7	21	10	60
Effect of exchange rate changes	6	6	0	0	13
Assets, 31 Dec	**854**	**330**	**776**	**104**	**2,065**
Actual return on plan assets	**64**	**25**	**–67**	**14**	**169**

Defined benefit pension cost

The total net pension cost related to defined benefit plans recognised in the Group's profit or loss for the year is EUR 44m.

Note 38: *cont.*

Recognised net defined benefit cost in 2004

EUR m	Swe	Nor	Fin	Den	Total
Service cost	24	21	11	2	58
Interest cost	46	27	41	4	118
Exp. return on assets	–41	–18	–46	–5	–109
Recognised actuarial gains(–)/losses	0	0	2	0	2
Recognised past service cost	0	1	–25	0	–24
Curtailments and settlements	27	5	–52	0	–20
SWT/SSC [1]	13	6	0	1	20
Pension cost on defined benefit plans	68	42	–69	3	44

[1] Cost related to Special wage tax (SWT) and social security contribution (SSC).

The pension cost is EUR 35m lower than expected at the start of the year because of negative past service cost and curtailments and settlements related to changes taking place with the Finnish pension plans. These are one-off effects. The net pension cost on defined benefit plans is expected to increase to EUR 90m in 2005.

Premiums / expenses and related SWT/SSC paid to defined contribution arrangements and to public pension plans must be added to the pension cost on defined benefit plans to get total pension costs.

Key management personnel

The Group's total pension obligations regarding key management personnel (senior executives) amounted to EUR 35m at the end of 2004. These obligations are covered with assets of EUR 16m. Defined benefit pension costs related to key management personnel in 2004 were EUR 2m. Complete information concerning key management personnel is disclosed in note 8.

Note 39:

Subordinated liabilities

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Dated subordinated debenture loans	4,309	4,060	2,769	–
Undated subordinated debenture loans	752	775	–	–
Hybrid capital loans	757	280	757	–
Total	5,818	5,115	3,526	–
Of which, liabilities to group undertakings	–	–	–	–
Of which, liabilities to associated undertakings	–	–	–	–

These debenture loans are subordinated to other liabilities. Dated debenture loans entitle the lender to payment before undated subordinated loans and hybrid capital loans. Within each respective category, the loans entitle lenders to equal payment rights.

Group

As of 31 December 2004, only three loans - with terms specified below - exceeded 10% of total outstanding volume.

Issued by	Year of issue / maturity	Nom. value	Book value EURm	Interest rate (coupon)
Nordea Bank AB (publ)	2002 / 2012	USD 800m	585	5.25 %
Nordea Bank AB (publ)	2000 / 2010 [1]	EUR 600m	600	6.00 %
Nordea Bank Finland Plc	2002 / 2014 [2]	EUR 600m	599	5.75 %

[1] Call date 13 December 2005
[2] Call date 26 March 2009

Parent Company

As of 31 December 2004, the following loans - issued by the parent company with terms specified below - exceeded 10% of the outstanding volume.

Year of issue / maturity	Nom. value	Book value EURm	Interest rate (coupon)
2000 / 2010 [1]	USD 500m	366	FRN
2002 / 2012	USD 800m	585	5.25 %
2000 / 2010 [1]	EUR 600m	600	6.00 %
2004 / 2014 [2]	EUR 500m [3]	499	FRN
2004 / 2016 [4]	EUR 500m [3]	500	4.00 %
2004 / Undated [5]	EUR 500m	500	FRN (CMS)

[1] Call date 13 December 2005
[2] Call date 25 March 2009
[3] Swapped into SEK
[4] Call date 30 September 2011
[5] Call date 17 September 2009

Note 40:
Untaxed reserve

EURm	Parent Company 2004	Parent Company 2003
Accumulated excess depreciations		
Equipment	-4	–
Through merger	14	–
Profit equalisation reserve (tax allocation reserve)		
Profit equalisation reserve (tax allocation reserve)	84	134
Through merger	559	–
Total	**653**	**134**

Note 41:
Shareholders' equity

EURm	Group 31 Dec 2004	Group 31 Dec 2003	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
Restricted				
Share capital	1,128	1,160	1,128	1,160
Share premium account	4,284	4,284	4,284	4,284
Reserve for unrealised gains [1]	–	18	–	–
Other restricted reserves	922	593	–	–
Unrestricted				
Unrestricted reserves	259	927	259	927
Retained profits	4,042	3,705	2,274	2,118
Net profit for the year	1,914	1,490	1,256	1,230
Total	**12,549**	**12,177**	**9,201**	**9,719**

[1] Of which, pertaining to				
Interest-bearing securities	–	101	–	–
Equity-relatec instruments	–	-43	–	–
Currency-related instruments	–	-33	–	–
Allocations (deferred tax)	–	-7	–	–
Reserve for unrealised gains	–	18	–	–

Description of items in the shareholders´equity is included in Note 1 Accounting policies.

Change in share capital

		Nominal value per share EUR	Total number of shares	Share capital EUR
Opening balance		0.39632	2,928,108,227	1,160,460,823.12
26 October -04	Reduction [1]		-81,608,500	-32,343,080.72
Closing balance		**0.39632**	**2,846,499,727**	**1,128,117,742.40**

[1] Retirement of shares repurchased and held by Nordea Bank AB (publ).

Dividends per share
Final dividends are not accounted for until they have been ratified at the Annual General Meeting. At the meeting on 8 April 2005, a dividend in respect of 2004 of EUR 0.28 per share (2003 actual dividend EUR 0.25 per share) amounting to a total of EUR 765,756,663 (2003 actual 711,624,932) is to be proposed. The financial statements for the year ended 31 December 2004 do not reflect this resolution, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2005.

Note 42:

Assets pledged as security for own liabilities

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Assets pledged for own liabilities				
Lease agreements	213	222	–	–
Securities etc	22,658	32,093	741	–
Other pledged assets	132	63	–	0
Total	**23,003**	**32,378**	**741**	**0**
The above pledges pertain to the following liability and commitment items				
Deposits by credit institutions	11,824	20,929	480	0
Deposits and borrowings from the public	7,455	5,752	258	–
Debt securities in issue etc.	–	–	–	–
Other liabilities and commitments	3,360	2,447	–	–
Total	**22,639**	**29,128**	**738**	**0**

Note 43:

Other assets pledged [1]

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Other assets pledged [1]				
Lease agreements	–	–	–	–
Securities etc	3,369	5,782	3,244	–
Other assets pledged	–	–	–	–
Total	**3,369**	**5,782**	**3,244**	**–**
The above pledges [2] pertain to the following liability and commitment items				
Deposits by credit institutions	261	5,009	136	–
Deposits and borrowings from the public	–	58	–	–
Debt securities in issue etc.	–	–	–	–
Other liabilities and commitments	–	696	–	–
Total	**261**	**5,763**	**136**	**–**

[1] Collaterals pledged on behalf of other items other than the company's own liabilities, e.g. On behalf of a third party or on behalf of the company's own contingent liabilities is accounted for under this item.

[2] For undertakings of the company itself or for a third party.

Note 44:

Contingent liabilities

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Guarantees				
Loan guarantees	2,210	2,418	218	–
Other guarantees	9,458	9,523	1,231	–
Documentary credits				
Unutilised irrevocable import documentary credits and confirmed export documentary credits	1,517	1,350	268	–
Other contingent liabilities	770	321	10	–
Total	**13,955**	**13,612**	**1,727**	**–**

Note 45:

Commitments

	Group		Parent Company	
EURm	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Future payment obligations	587	562	–	–
Other interest rate, equity and foreign exchange derivatives	1,529,336	1,333,962	79,773	–
Credit commitments	22,544	19,820	6,789	–
Unutilised portion of approved overdraft facilities	33,991	37,161	7,068	–
Other commitments	1,054	910	337	–
Total	**1,587,512**	**1,392,415**	**93,967**	**–**

Note 46:

Capital adequacy

EURm	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Calculation of total capital base				
Shareholders' equity	**12,549**	**12,177**	**10,037**	–
Proposed/actual dividend	–766	–712	–766	–
Hybrid capital loans	757	280	757	–
Deferred tax assets	–401	–337	–48	–
Goodwill	–1,658	–1,762	–742	–
Other items, Net	115	108	–22	–
Tier 1 capital (net after deduction of goodwill)	**10,596**	**9,754**	**9,216**	–
– of which hybrid capital	757	280	757	–
Tier 2 capital	**4,824**	**4,473**	**2,710**	–
– of which perpetual subordinated loans	796	775	–	–
Deduction [1]	–1,677	–1,698	–1,440	–
Total capital base [2]	**13,743**	**12,529**	**10,486**	–
Risk-weighted assets for credit and market risks				
Credit risks as specified below	132,935	124,658	23,187	–
Market risks as specified below	12,070	9,738	421	–
Total risk-weighted assets	**145,005**	**134,396**	**23,608**	–
Tier 1 capital ratio, %	7.3	7.3	39.0	–
Total capital ratio, %	9.5	9.3	44.4	–

[1] Deduction for investments in insurance companies including goodwill related to insurance acquisitions and deductions for investments in other financial institutes outside the financial group of undertakings.

[2] See note 39; Hybrid capital loans are included in Tier 1 capital and supplementary capital includes the undated subordinated loans and the dated subordinated loans after deduction for short remaining maturities. Relating currency swaps have been taken into account when including subordinated loans in capital base.

Specification of risk-weighted assets, market risks

EURm	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Interest rate risks				
of which for specific risk	5,020	3,166	194	–
of which for general risk'	2,607	2,848	216	–
Share price risks				
of which for specific risk	228	149	7	–
of which for general risk	163	281	1	–
Exceeding of large exposures				
Settlement risks	30	58	0	–
Counterparty risks and other risks	3,969	3,164	3	–
Exchange rate risks	0	38	0	–
Risks according to VAR-calculation				
Commodity risks	53	34	0	–
Total	**12,070**	**9,738**	**421**	–

Specification of risk-weighted assets, credit risks

Group EURm 31 Dec 2004	Items in the balance sheet: Reported	Items in the balance sheet: Risk-weighted	Off-balance-sheet items: Nominal	Off-balance-sheet items: Adjusted	Off-balance-sheet items: Risk-weighted	Total risk-weighted assets
A 0%	119,180	0	33,219	2,888	0	0
B 20%	15,508	3,102	46,305	2,705	541	3,643
C 50%	63,994	31,997	865	484	242	32,239
D 100%	82,839	82,838	67,986	14,215	14,215	97,053
Total	**281,521**	**117,937**	**148,375**	**20,292**	**14,998**	**132,935**
Parent Company						
A 0%	42,881	0	12,554	788	0	0
B 20%	4,139	828	17,180	1,102	220	1,048
C 50%	1,657	829	138	138	69	898
D 100%	16,713	16,712	4,529	4,529	4,529	21,241
Total	**65,390**	**18,369**	**34,401**	**6,557**	**4,818**	**23,187**

Risk categories include:

A Claim on, or guarantee by a government/central bank within the OECD or a Swedish local government.

B Claim on, or guarantee by local governments or banks/financial institutions within the OECD, as well as short-term receivables from other banks/financial institutions.

C Claim backed by mortgages on residential property.

D Other assets.

Note 47:
Derivatives

	Reported in the balance sheet					
	Group			Parent Company		
	Total nom	Book value		Total nom	Book value	
EURm	amount	Positive	Negative	amount	Positive	Negative
Interest rate derivatives						
Interest rate swaps	664,505	14,603	14,319	17,388	150	26
FRAs	74,462	27	38	52,289	3	6
Interest rate futures	198,207	185	163	795	2	0
Options written	95,003	0	2,879	–	0	–
Options bought	100,774	2,903	–	–	–	–
Other	318	0	0	436	0	0
Total	**1,133,269**	**17,718**	**17,399**	**70,908**	**155**	**32**
Of which cleared	3,800	2	2	–	–	–
Equity derivatives						
Futures and forwards	460	1	4	398	0	2
Options written	3,884	–	237	–	–	5
Options bought	4,119	241	2	380	13	–
Total	**8,463**	**242**	**243**	**778**	**13**	**7**
Of which cleared	76	0	4	–	–	–
Foreign exchange related derivatives						
Currency and interest rate swaps	58,503	1,908	1,874	1,938	11	92
Currency forwards	274,354	6,097	6,746	3,897	10	97
Options written	13,732	–	196	–	–	–
Options bought	12,110	203	–	–	–	–
Other	13	1	–	13	1	–
Total	**358,712**	**8,209**	**8,816**	**5,848**	**22**	**189**
Of which cleared	–	–	–	–	–	–
Other derivatives						
Futures and forwards	124	4	2	–	–	–
Options written	45	–	1	–	–	–
Options bought	45	1	–	–	–	–
Other	13,429	193	216	–	–	–
Total	**13,643**	**198**	**219**	**–**	**–**	**–**
Of which cleared	8	0	1	–	–	–
Total derivatives	**1,514,087**	**26,367**	**26,677**	**77,534**	**190**	**228**
Of which cleared	3,884	2	7	–	–	–

Note 47: *cont.*

	Not reported in the balance sheet					
	Group			Parent Company		
	Total nom	Fair value		Total nom	Fair value	
EURm	amount	Positive	Negative	amount	Positive	Negative
Interest rate derivatives						
Interest rate swaps	7,771	253	229	–	103	100
FRAs	325	0	0	499	0	–
Options written	41	–	–	–	–	–
Other	41	–	–	–	–	–
Total	**8,178**	**253**	**229**	**499**	**103**	**100**
Of which cleared	–	–	–	–	–	–
Equity derivatives						
Futures and forwards	16	–	–	–	–	–
Options written	1,251	–	172	870	–	88
Options bought	1,279	165	–	870	88	–
Total	**2,546**	**165**	**172**	**1,740**	**88**	**88**
Of which cleared	–	–	–	–	–	–
Foreign exchange related derivatives						
Currency and interest rate swaps	312	2	101	–	26	–
Currency forwards	3,528	2	85	–	–	2
Options written	342	7	4	–	–	–
Options bought	333	3	0	–	–	–
Total	**4,515**	**14**	**190**	–	**26**	**2**
Of which cleared	–	–	–	–	–	–
Other derivatives						
Other	10	–	0	–	–	–
Total	**10**	–	**0**	–	–	–
Of which cleared	–	–	–	–	–	–
Total derivatives	**15,249**	**432**	**591**	**2,239**	**217**	**190**
Of which cleared	–	–	–	–	–	–

The majority of the Group's derivative holdings are reported in the balance sheet and adjusted to fair value with positive fair value adjustments being reported as other assets and negative fair value adjustments as other liabilities. Gains and losses are deferred for derivatives which are used for hedging. Deferred gains and losses for derivatives not reported in the balance sheet have offsetting differences between the fair value and the book value for the respective items which are recorded in the balance sheet.

The agreements between Nordea and its counterparties determine whether a contract is affected by netting or not. There are two major alternatives, firstly through standardised ISDA agreements, or secondly bilateral agreements.

Note 48:
Assets and liabilities at fair value

Group

EURm	Current assets		Fixed assets		Total assets	
31 Dec 2004	Book value	Fair value	Book value	Fair value	Book value	Fair value
Assets						
Cash and balances at central banks	4,216	4,216			4,216	4,216
Treasury bills and other eligible bills	12,768	12,768	29	29	12,797	12,797
Loans and advances to credit institutions			20,614	20,718	20,614	20,718
Loans and advances to the public			161,148	162,077	161,148	162,077
Bonds and other interest-bearing instruments	14,384	14,387	4	4	14,388	14,391
Shares and participations	949	949	18	18	967	967
Shares in associated undertakings			349	349	349	349
Shares in group undertakings			4	4	4	4
Assets, insurance	24,232	24,232			24,232	24,232
Intangible fixed assets			1,946	1,946	1,946	1,946
Tangible assets	1	1	586	586	587	587
Other assets, banking	4,089	4,089	25,927	25,927	30,016	30,016
Prepaid expenses and accrued income	1,343	1,343			1,343	1,343
Investment, customers bearing the risk	3,433	3,433			3,433	3,433
Total assets	**65,415**	**65,418**	**210,625**	**211,658**	**276,040**	**277,076**

	Total liabilities	
	Book value	Fair value
Liabilities		
Deposits by credit institutions	30,153	30,223
Deposits and borrowings to the public	104,424	104,596
Debt securities in issue etc.	59,296	59,798
Other liabilities, banking	37,354	37,944
Liabilities, insurance	23,842	23,842
Accrued expenses and prepaid income	1,968	1,968
Provisions	632	632
Subordinated liabilities	5,818	5,969
Total liabilities	**263,487**	**264,972**
Not reported in the balance sheet		
Derivatives, positive fair value		432
Derivatives, negative fair value		–591
Derivatives, net		–159

Note 48: *cont.*

Parent Company

EURm	Current assets		Fixed assets		Total assets	
31 Dec 2004	Book value	Fair value	Book value	Fair value	Book value	Fair value
Assets						
Cash and balances at central banks	218	218			218	218
Treasury bills and other eligible bills	3,006	3,006			3,006	3,006
Loans and advances to credit institutions			23,749	23,788	23,749	23,788
Loans and advances to the public			17,492	17,502	17,492	17,502
Bonds and other interest-bearing instruments	3,259	3,259			3,259	3,259
Shares and participations	416	416	3	3	419	419
Shares in associated undertakings			28	28	28	28
Shares in group undertakings			16,741	16,741	16,741	16,741
Intangible fixed assets			754	754	754	754
Tangible assets			61	61	61	61
Other assets, banking	1,747	1,747	177	177	1,924	1,924
Prepaid expenses and accrued income	197	197			197	197
Total assets	**8,843**	**8,843**	**59,005**	**59,054**	**67,848**	**67,897**

	Total liabilities	
	Book value	Fair value
Liabilities		
Deposits by credit institutions	22,885	22,882
Deposits and borrowings to the public	25,669	25,674
Debt securities in issue etc.	3,532	3,528
Other liabilities, banking	1,981	2,171
Accrued expenses and prepaid income	228	228
Provisions	173	173
Subordinated liabilities	3,526	3,547
Total liabilities	**57,994**	**58,203**
Not reported in the balance sheet		
Derivatives, positive fair value		217
Derivatives, negative fair value		–190
Derivatives, net		27

In the balance sheet, financial positions are valued at fair value, with five exceptions: securities classified as financial fixed assets, instruments included in hedge accounting, properties and other fixed assets and capital investment shares. The summary above shows the book value and adjustment to fair value at 31 December 2004. In revaluation of loans, deposits and borrowings, adjustment is made for the value of the fixed interest term, that is the change in value as a result of changes in the market interest rate. The discount rates used are based on the market rate for each term. Securities are revalued at the market price or estimated market price. Properties are valued at estimated market price. By applying the above valuation method, the gross effects of applying hedge accounting and revaluation of financial fixed assets are shown. The reported net adjustment does not include the surplus value in pension funds.

It should be noted that the calculation is not a market valuation of Nordea.

Note 49:

Assets and liabilities in foreign currencies

Group 31 Dec 2004, EURbn	EUR	SEK	DKK	NOK	USD	Others	Total
Assets							
Treasury bills and other eligible bills	5.0	1.4	4.8	1.5	0.0	0.0	12.7
Loans and advances to credit institutions	3.3	6.2	3.6	0.8	6.4	0.4	20.7
Loans and advances to the public	42.4	47.6	37.7	21.7	7.3	4.4	161.1
Bonds and other interest-bearing securities	3.4	4.4	5.7	0.0	0.8	0.1	14.4
Other assets	29.7	3.1	16.3	8.3	8.9	0.8	67.1
Total assets	83.8	62.7	68.1	32.3	23.4	5.7	276.0
Liabilities, provisions and shareholders' equity							
Deposits by credit institutions	7.1	5.7	4.8	1.9	9.6	1.0	30.1
Deposits and borrowings from the public	32.9	26.8	23.5	14.0	5.6	1.6	104.4
Debt securities in issue etc.	9.6	15.3	17.3	2.5	11.1	3.6	59.4
Provisions	0.1	0.2	0.0	0.2	0.0	0.0	0.5
Subordinated liabilities	3.2	0.2	0.0	0.0	2.1	0.4	5.9
Other liabilities and shareholders' equity	27.7	13.1	17.9	9.0	7.1	0.9	75.7
Total liabilities, provisions and shareholders' equity	80.6	61.3	63.5	27.6	35.5	7.5	276.0
Position not reported in the balance sheet	–3.7	–1.2	–4.4	–4.7	12.0	1.9	–0.1
Net position, currencies	–0.5	0.2	0.2	0.0	–0.1	0.1	–0.1

Parent Company 31 Dec 2004, EURbn	EUR	SEK	DKK	NOK	USD	Others	Total
Assets							
Treasury bills and other eligible bills	1.6	1.4	0.0	0.0	0.0	0.0	3.0
Loans and advances to credit institutions	0.9	20.0	0.5	0.5	1.3	0.4	23.6
Lending	1.6	14.2	0.2	0.3	0.9	0.4	17.6
Bonds and other interest-bearing securities	0.8	2.3	0.0	0.0	0.1	0.0	3.2
Other assets	11.9	3.8	0.5	2.4	1.7	0.1	20.4
Total assets	16.8	41.7	1.2	3.2	4.0	0.9	67.8
Liabilities, provisions and shareholders' equity							
Deposits by credit institutions	11.0	7.9	0.5	0.6	2.2	0.7	22.9
Deposits and borrowings from the public	0.6	24.5	0.1	0.0	0.4	0.1	25.7
Debt securities in issue etc.	0.2	3.0	0.0	0.0	0.2	0.1	3.5
Provisions	0.0	0.1	0.0	0.0	0.0	0.0	0.1
Subordinated liabilities	2.1	0.2	0.0	0.0	1.3	0.0	3.6
Other liabilities and shareholders' equity	2.8	6.1	0.6	2.5	0.0	0.0	12.0
Total liabilities, provisions and shareholders' equity	16.7	41.8	1.2	3.1	4.1	0.9	67.8
Position not reported in the balance sheet	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net position, currencies	0.1	–0.1	0.0	0.1	–0.1	0.0	0.0

Note 50:
Unconsolidated group undertaking

EURm	2004	2003
Nordea Life Assurance I Sweden AB (publ)		
Income statement		
Premiums written, net of reinsurance	98	111
Investment, income	125	67
Unrealised investments gains	0	7
Claims incurred and benefits paid	–74	–51
Change in life insurance provisions	–65	–88
Change in collective bonus potential	–50	–22
Operating expenses	–9	–10
Investment, expenses	–3	–2
Unrealised investments losses	–11	0
Pension yield tax	–11	–12
Technical result, life insurance and pensions	**0**	**0**
Profit before tax, life insurance and pensions	**0**	**0**
Tax	0	0
Net profit for the year	**0**	**0**

EURm	31 Dec 2004	31 Dec 2003
Balance sheet		
Assets		
Investments		
– Real estate holdings	107	103
– Shares	95	80
– Interest-bearing financial instruments	1,499	1,199
– Other	27	22
Receivables and bank balances	145	281
Other assets	33	38
Total assets	**1,906**	**1,723**
Shareholders' equity, provisions and liabilities		
Shareholders' equity	31	31
Subordinated loans	33	33
Technical provisions		
– Life insurance provisions	1,670	1,592
– Outstanding claims provisions	6	5
Collective bonus potential	82	48
Other provisions and liabilities	84	14
Total shareholders' equity, provisions and liabilities	**1,906**	**1,723**
Average number of employees	69	55

Notes:

Nordea Life Assurance I Sweden AB (publ) is an unconsolidated undertaking because it operates as a mutual insurance company. In accordance with the Swedish Insurance Operations Act, profits may not be distributed to the shareholders in a life insurance company. The earnings that arise must be distributed in their entirety to policyholders in the form of bonus funds.

Note 51:
Mergers

Nordea Bank Sverige AB (publ) until the merger

Income statement EURm	1 Jan 2004– 29 Feb 2004
Operating income	
Interest income	240
Interest expenses	–134
Net interest income	**106**
Commission income	86
Commission expenses	–13
Net result from financial operations	36
Other operating income	14
Total operating income	**229**
Operating expenses	
General administrative expenses	
– *Staff costs*	–80
– Other administrative expenses	–74
Depreciation, amortisation and write-down of tangible and intangible fixed assets	–9
Total operating expenses	**–163**
Profit before loan losses	**66**
Loan losses, net	1
Operating profit	**67**
Appropriations	–5
Tax on the profit for the year	–1
Net profit for the year	**61**

Balance sheet	29 Feb 2004
Assets	
Cash and balances at central banks	191
Treasury bills and other eligible bills	3,161
Loans and advances to credit institutions	20,690
Loans and advances to the public	16,215
Bonds and other interest-bearing securities	3,480
Shares and participations	97
Shares in associated undertakings	28
Shares in group undertakings	1,400
Intangible and tangible assets	258
Other assets	4,538
Total assets	**50,058**
Liabilities and shareholders' equity	
Deposits by credit institutions	12,202
Deposits and borrowings from the public	22,888
Debt securities in issue etc.	4,408
Other liabilities	5,630
Subordinated liabilities	2,456
Total liabilities	**47,584**
Untaxed reserves	**559**
Shareholders' equity	
Share capital	604
Share premium account	473
Unrestricted reserves	777
Net profit for the year	61
Total shareholders' equity	***1,915***
Total liabilities and shareholders' equity	**50,058**

Nordea Bank Sverige AB (publ), org no 502010-5523, was merged 1 March 2004.

Note 51: *cont.*

Nordea Securities AB until the merger

Income statement EURm	1 Jan 2004–30 Apr 2004
Interest income	2
Interest expenses	–1
Net interest income	**1**
Dividend income	3
Commission income	22
Commission expenses	–4
Net result from financial operations	5
Other operating income	2
Total operating income	**29**
Operating expenses	
General administrative expenses	
– Staff costs	–2
– Other administrative expenses	–13
Depreciation, amortisation and write-down of tangible and intangible fixed assets	–1
Total operating expenses	**–16**
Profit before loan losses	**13**
Tax on the profit for the year	0
Net profit for the year	**13**

Balance sheet	30 Apr 2004
Assets	
Loans and advances to credit institutions	15
Loans and advances to the public	57
Shares and participations	102
Intangible assets	10
Other assets	225
Total assets	**409**
Liabilities and shareholders' equity	
Deposits by credit institutions	25
Deposits and borrowings from the public	164
Other liabilities	138
Total liabilities	**327**
Shareholders' equity	
Share capital	13
Share premium account	34
Reservfond	1
Unrestricted reserves	21
Net profit for the year	13
Total shareholders' equity	**82**
Total liabilities and shareholders' equity	**409**

Nordea Securities AB, org no 556216-6214, was merged 1 May 2004.

Note 52:

The Nordea share

Share data

	2004	2003	2002	2001	2000	1999
Share price	SEK 67.00	SEK 54.00	SEK 38.40	SEK 55.50	SEK 71.50	SEK 50.00
High/Low	67.75 / 48.70	54.50 / 33.20	63.50 / 30.20	79.00 / 45.80	76.00 / 41.80	61.00 / 42.30
Market capitalisation	EUR 21.2bn	EUR 17.5bn	EUR 12.6bn	EUR 17.7bn	EUR 24.1bn	EUR 12.2bn
Dividend	EUR 0.28[1]	EUR 0.25	EUR 0.23	EUR 0.23	SEK 2.00	SEK 1.75
Dividend yield[2]	3.8%	4.2%	4.8%	3.8%	3.1%	3.2%
TSR	29.8%	47.9%	–28.1%	–19.8%	46.5%	–0.5%
DJ STOXX European banks index	10.3%	20.7%	–26.7%	–10.0%	10.2%	17.2%
P/E (actual)	10.8	11.7	14	11	14	11
Price-to-book	1.62	1.39	1.03	1.49	2.16	1.70
Equity per share	EUR 4.59	EUR 4.28	EUR 4.06	EUR 4.00	EUR 3.74	EUR 2.68
Earnings per share	EUR 0.69	EUR 0.51	EUR 0.30	EUR 0.53	EUR 0.58	EUR 0.55
Outstanding shares[3]	2,734,845,227	2,846,499,727	2,928,108,227	2,965,666,090	2,982,258,840	2,091,067,728

1 Proposed.
2 Yield calculated at starting price on payment day, for 2004 per 30 December.
3 Excluding shares repurchased by Nordea Bank AB (publ).

Note 52: *cont.*

Largest registered* shareholders in Nordea, end of 2004

	No of shares	Share capital and votes, %
Swedish state	542,015,102	19.8
Nordea Danmark-fonden	102,529,423	3.8
Alecta	74,940,030	2.7
Robur fonder	70,214,237	2.6
SHB/SPP fonder	61,740,597	2.3
Nordea fonder	50,612,835	1.9
SEB fonder	44,246,000	1.6
Fjärde AP-fonden	43,164,890	1.6
Skandia	32,179,778	1.2
Tredje AP-fonden	28,025,931	1.0
Andra AP-fonden	27,518,024	1.0
Första AP-fonden	25,839,621	0.9
AMF Pension	22,499,000	0.8
Govt of Singapore Inv Corp	13,703,715	0.5
Länsförsäkringar	13,683,655	0.5
Nordea Bank Sverige vinstandelsstiftelse	13,186,300	0.5
Länsförsäkringar fonder	12,271,299	0.5
Tryg i Danmark smba	9,000,000	0.3
Finnish state	8,985,666	0.3
Abu Dhabi Investment	8,969,250	0.3
Other	1,529,519,874	55.9
Total number of outstanding shares	***2,734,845,227***	***100.0***

Source: Sweden's and Finland's securities centres, SIS Ägarservice and Nordea Bank Denmark's register of shareholders

*Excl nominee accounts.

Distribution of shares, end of 2004

Distribution of shares	Number of shareholders	Share-holders, %	Number of outstanding shares	Number of shares, %
1–1000	406,170	83.45%	129,427,159	4.73%
1,001–10,000	75,689	15.55%	183,708,632	6.72%
10,001-100,000	3,966	0.81%	99,076,789	3.62%
100,001–1,000,000	668	0.14%	220,856,496	8.08%
1,000,001–	248	0.05%	2,101,776,151	76.85%
Total	**486,741**	**100.00%**	**2,734,845,227**	**100.00%**

Specification to Note 23:

Shares and participations

31 Dec 2004	Group Book value EURm	Group Market value EURm	Group Voting power of holding %	Parent Company Book value EURm	Parent Company Market value EURm	Parent Company Voting power of holding %
Current assets						
Other shares						
OMHex AB (publ)	62.2	62.2	5.7	62.2	62.2	5.7
Other, listed	104.2	104.2	–	–	–	–
Other, unlisted	26.2	26.2	–	–	–	–
Total	**192.6**	**192.6**		**62.2**	**62.2**	
Fixed assets						
Other shares and participations						
VPS Holding ASA	3.5	3.5	8.2	–	–	–
Viking Ship Finance Ltd.	2.5	2.5	13.5	–	–	–
Other, listed	–	–	–	2.7	2.7	–
Other, unlisted	12.3	12.3	–	0.1	0.1	–
Total	**18.3**	**18.3**		**2.8**	**2.8**	

Specification to Note 24:

Shares in associated undertakings

31 Dec 2004	Domicile	Group Book value EURm	Group Voting power of holding %	Parent Company Book value EURm	Parent Company Voting power of holding %
Credit institutions					
Eksportfinans AS	Norway	78	23	–	–
International Moscow Bank	Russia	44	22	–	–
LR Realkredit A/S	Denmark	13	40	–	–
Luottokunta	Finland	25	29	–	–
Eurocard Oy	Finland	2	31	–	–
Teller AS (formerly Visa Norge AS)	Norway	1	20	–	–
Total		163		–	
Other					
Oy Realinvest Ab	Finland	50	49	–	–
VPC AB	Sweden	27	25	27	25
PBS Holding A/S	Denmark	12	28	–	–
Axcel IKU Invest A/S	Denmark	11	33	–	–
Profita Fund II Ky	Finland	11	45	–	–
Optiomi Oy	Finland	9	25		
KIFU-AX II A/S	Denmark	9	26	–	–
Automatia Pankki-automaatit Oy	Finland	8	33	–	–
Sponsor Fund I Ky	Finland	8	46	–	–
KFU-AX II A/S	Denmark	8	39	–	–
Pbs International Holding A/S	Denmark	5	28	–	–
Eka Kiintestöt	Finland	4	30		
Suomen Asiakastieto Oy	Finland	3	32		
Toimiraha Oy	Finland	4	33	–	–
Multidata Holding A/S	Denmark	2	28	–	–
Dankort A/S	Denmark	2	28	–	–
Profitia Fund I Ky	Finland	2	42	–	–
Aurajaoki	Finland	1	36		
Power Partner	Finland	1	49		
Other		9	–	1	–
Total		186		28	
Total		349		28	

The statutory information is available on request from Nordea Investor Relations.

Specification to Note 25:

Shares in group undertakings

This specification includes all directly owned group undertakings and major group undertakings to the directly owned companies. The full specification and statutory information are available on request from Nordea Investor Relations.

Parent Company 31 Dec 2004	Number of shares	Book value EURm	Voting power of holding %	Domicile	Registration number
Nordea Bank Finland Plc	1,030,800	5,944	100.0	Helsinki	1680235-8
Nordea Finance Finland Ltd			100.0	Espoo	0112305-3
Nordea Bank Danmark A/S	50,000,000	3,500	100.0	Copenhagen	13522197
Nordea Finans Danmark A/S			100.0	Copenhagen	89805910
Nordea Kredit Realkreditaktieselskab			100.0	Copenhagen	15134275
Nordea Bank Norge ASA	551,358,576	2,400	100.0	Oslo	911044110
Norgeskreditt AS			100.0	Oslo	971227222
Nordea Finans Norge AS			100.0	Oslo	924507500
Christiania Forsikring AS			100.0	Oslo	941219349
Nordea Bank Polska S.A.	33,183,561	197	98.8	Gdynia	KRS0000021828
Nordea Asset Management AB	21,000	1,440	100.0	Stockholm	556216-3435
Nordea Fonder AB			100.0	Stockholm	556020-4694
Nordea Investment Management Sweden AB			100.0	Stockholm	556060-2301
Nordea Investment Management Bank A/S			100.0	Copenhagen	26312264
Nordea Bank S.A.			100.0	Luxembourg	NOB14157
Nordea Fondene Norge Holding AS			100.0	Oslo	984042779
Nordea Investment Management Norge Holding AS			100.0	Oslo	984042876
Nordea Investment Management Finland Ltd			100.0	Helsinki	1737786-7
Nordea Investment Fund Company Finland Ltd			100.0	Helsinki	1737785-9
Nordea Life Holding A/S	2,600,000	1,339	100.0	Ballerup	25762274
Nordea Pension Danmark, Livforsikringsselskab A/S			100.0	Ballerup	24260577
Nordea Link Danmark, Invest.livfors.selskab A/S			100.0	Ballerup	15319615
Nordea Liv Holding Norge AS			100.0	Bergen	984739303
Livforsikringsselskapet Nordea Liv Norge AS			100.0	Bergen	959922659
Fondsforsikringsselskapet Nordea Link Norge AS			100.0	Bergen	981547195
Nordea Life Assurance I Sweden AB (publ) [1]			100.0	Stockholm	516401-8508
Nordea Life & Pension Assurance Sweden AB (publ)			100.0	Stockholm	516401-6759

Parent Company 31 Dec 2004	Number of shares	Book value EURm	Voting power of holding %	Domicile	Registration number
Nordea Life Holding Finland Ltd	24,480	102	100.0	Espoo	1737788-3
Nordea Life Assurance Finland Ltd			100.0	Espoo	0927072-8
Nordea Hypotek AB (publ)	100,000	1,664	100.0	Stockholm	556091-5448
Nordea Finans Sverige AB (publ)	1,000,000	77	100.0	Stockholm	556021-1475
Nordea IB Holding Danmark A/S	1,000	41	100.0	Copenhagen	252,827,023
Nordea Fastigheter AB	3,380,000	1	100.0	Stockholm	556021-4917
PK Properties Int'l Corp	100,000	0	100.0	Atlanta, USA	91-1682291
Nordea Bemanning AB	510	0	51.0	Stockholm	556222-4336
Nordea Hästen Fastighetsförvaltning AB	1,000	0	100.0	Stockholm	556653-6800
Nordea Putten Fastighetsförvaltning AB	1,000	0	100.0	Stockholm	556653-5257
Nordea North America Inc.	1,000	0	100.0	Delaware	51-0276195
Nordea Brasil S/A Ltda	300	0	99.0	Sao Paulo, Brasil	51.696.268/0001-40
Nordbanken North American Inc. (in liquidation)	20	0	100.0	Delaware	51-0276195
Nordea Securities Ltd (in liquidation)	1,000,000	0	100.0	Stockholm	556216-6214
Unipure AB [2]	2,200,000	30	100.0	Stockholm	556314-8237
Norra Nordbanken VBO AB [2]	20,000	2	100.0	Stockholm	556221-2448
ArosMaizels Corp Finance AB [2]	50,000	2	100.0	Stockholm	556460-5433
Esivert AB [2]	31,000	1	100.0	Stockholm	556476-9841
eMM Marketplace AB [2]	10,000	1	100.0	Stockholm	556588-4284
Nordbanken Leva AB [2]	10,000	0	100.0	Stockholm	556529-6281
Fastighets AB Stämjärnet [2]	1,000,000	0	100.0	Stockholm	556090-4087
Nordbanken Reklam AB [2]	5,000	0	100.0	Stockholm	556394-4296
AB Företagskredit [2]	200	0	100.0	Stockholm	556499-5222
Postgirot Holding AB (publ) [2]	1,000	0	100.0	Stockholm	556608-9149
Solo-Torget AB [2]	100	0	100.0	Stockholm	556577-7496
Nordic Baltic Holding (NBH) AB [2]	1,000	0	100.0	Stockholm	556592-7950
Total		16,741			

1 Unconsolidated group undertaking, see note 50.

2 Dormant.

Proposed distribution of earnings

According to the company's balance sheet, the following amount is available for distribution by the Annual General Meeting of Shareholders:

	EUR
Unrestricted reserves	258,978,513
Retained profit	2,274,389,660
Net profit for the year	1,255,730,443
Total	**3,789,098,616**

The Board of Directors propose that these earnings be distributed as follows:

	EUR
Dividends paid to shareholders, EUR 0.28 per share	765,756,663
To be carried forward	3,023,341,953
Total	**3,789,098,616**

The Group's distributable earnings amount to EUR 6,215m. After the proposed distribution of earnings, the Group's unrestricted shareholders' equity will amount to EUR 5,449m.

It is hereby certified that, to the best of our knowledge, the annual accounts have been prepared in accordance with generally accepted accounting principles for a stock market company, the information presented is consistent with the actual conditions and that nothing of material value has been omitted that would affect the picture of the company presented in the annual report.

28 February 2005

Hans Dalborg
Chairman

Kjell Aamot

Harald Arnkværn

Gunnel Duveblad

Bertel Finskas

Liv Haug

Birgitta Kantola

Nils Q Kruse

Claus Høeg Madsen

Jørgen Høeg Pedersen

Timo Peltola

Maija Torkko

Lars G Nordström
President and CEO

Audit Report

To the general meeting of the shareholders of Nordea Bank AB (publ)
Corporate identity number 516406-0120

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Nordea Bank AB (publ) for the year 2004. These accounts and the administration of the company and the application of the Annual Accounts Act of Credit Institutions and Securities Company when preparing the annual accounts and the consolidated accounts are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director and significant estimates made by the board of directors and the managing director when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, Banking Business Act, the Annual Accounts Act of Credit Institutions and Securities Company or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act of Credit Institutions and Securities Company and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit of the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Stockholm, 28 February, 2005

KPMG Bohlins AB
Caj Nackstad
Authorized Public Accountant

Lars Bonnevier
Authorized Public Accountant
(Appointed by the Swedish Financial Supervisory Authority)

Business definitions

These definitions apply to the descriptions in the Annual Report, including the pro forma information.

Capital base
The capital base includes the sum of the Tier 1 capital and the supplementary capital consisting of subordinated loans, after deduction of the book value of the shares in wholly owned insurance companies. Insurance companies have separate capital requirements.

Tier 1 capital
The proportion of the capital base, which includes consolidated shareholders' equity excluding investments in insurance companies, proposed dividend, tax assets as well as goodwill in the banking operations. Subsequent to the approval of the supervisory authorities, Tier 1 capital also includes qualified forms of subordinated loans (Tier 1 capital contributions and hybrid capital loans).

Risk-weighted amounts
Total assets and off-balance-sheet items valued on the basis of the credit and market risks in accordance with regulations governing capital adequacy, excluding assets in insurance companies, book value of shares which have been deducted from the capital base and goodwill.

Tier 1 capital ratio
Tier 1 capital as a percentage of risk-weighted amounts.

Total capital ratio
Capital base as a percentage of risk-weighted amounts.

Return on equity
Net profit before minority interests and goodwill amortisation/write-downs as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

Total shareholders' return (TSR)
Total shareholders' return measured as growth in the value of a shareholding over a specified period, assuming the dividends are reinvested at the time of the payment to purchase additional shares.

Loan losses as a percentage of total loans
Loan losses, net (incl. losses on guarantees and transfer risk) as a percentage of total loans and guarantees as of previous year-end.

Earnings per share, after full dilution
Net profit divided by the average number of outstanding shares after full dilution.

Earnings per share
Net profit divided by the average number of outstanding shares.

Shareholders' equity per share
Shareholders' equity as shown in the balance sheet after full dilution divided by the number of shares after full dilution.

Cost/income ratio, banking
Total expenses divided by the sum of total income, equity method and investment earnings (banking), as reported in the operational income statement. Operating profit from insurance activities is excluded.

Abbreviations

AGM	Annual General Meeting
CEO	Chief Executive Officer
EIU	Economist Intelligence Unit
GEM	Group Executive Management
IPS	Individual Pension Savings
OTC	Over-the-counter
TSR	Total Shareholder Return

Ratings

	Moody's Investors Service		Standard & Pooor's		Fitch	
	Short	Long	Short	Long	Short	Long
Nordea Bank AB (publ)	P-1	Aa3	A-1	A+ [1]	F1+	AA-
Nordea Bank Danmark A/S	P-1	Aa3	A-1	A+ [1]	F1+	AA-
Nordea Bank Finland Plc	P-1	Aa3	A-1	A+ [1]	F1+	AA-
Nordea Bank Norge ASA	P-1	Aa3	A-1	A+ [1]	F1+	AA-
Nordea Hypotek AB (publ)	P-1	Aa3	A-1			
Nordea Kredit Realkreditaktieselskab		Aaa		AAA		
Norgeskreditt AS	P-1	A1				

[1] Positive outlook.

Legal structure

The Group's main legal structure 31 December 2004



Nordea Bank AB (publ) Sweden
Nordea Bank Danmark A/S Denmark
Nordea Bank Finland Plc Finland
Nordea Bank Norge ASA Norway
Nordea Bank Polska S.A. Poland
Nordea Asset Management AB Sweden
Nordea Life Holding Finland Ltd Finland
Nordea Life Holding A/S Denmark
Various subsidiaries
Nordea Life Assurance Finland Ltd Finland
Nordea Life Assurance I Sweden AB (publ) Sweden
Nordea Life & Pension Assurance Sweden AB (publ) Sweden
Nordea Pension Danmark livsforsikrings-selskab A/S Denmark
Nordea Liv Holding Norge AS Norway
Nordea Życie S.A. Poland

Board of Directors


Hans Dalborg


Timo Peltola


Kjell Aamot


Harald Arnkværn


Gunnel Duveblad


Birgitta Kantola


Claus Høeg Madsen


Lars G Nordström

Hans Dalborg

Chairman

Ph.D. (Economics). Board member since 1998. Born 1941.

Board Chairman of the Swedish Code of Corporate Governance, the Royal Swedish Opera, Uppsala University, the Royal Swedish Academy of Engineering Sciences (IVA), the Norwegian-Swedish Chamber of Commerce and Young Enterprise Sweden.

Board member of Axel Johnson AB, the Stockholm Institute of Transition Economics and East European Economies (SITE).

Member of the European Round Table of Financial Services (EFR).

Previous positions

2000 President and CEO Nordea
1998–1999 President and CEO MeritaNordbanken
1991–1997 President and CEO Nordbanken
1989–1990 Senior Executive Vice President and Chief Operating Officer of Skandia Group.
1972–1989 Various positions within Skandia Group

Shareholding in Nordea: 40,760*

Timo Peltola

Vice Chairman

Dr. of Economics (Hc). Board member since 1998. Born 1946.

Chairman of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company and Chairman of the Board of directors of AW-Energy Oy.

Board member of TeliaSonera AB (publ) and Huhtamäki Oyj.

Member of the Finnish Fair Corporation and of the Advisory Board of CVC Capital Partners.

Previous positions

1971– Various positions within Huhtamäki group

Shareholding in Nordea: 5,187*

Kjell Aamot

M.Sc. (Business).Board member since 2001. Born 1950.

Chief Executive Officer and President of Schibsted ASA.

Board Chairman of Aftenposten AS, Verdens Gang AS, Schibsted Finans AS, Schibsted Forlagene AS, Schibsted TV, Film & Förlag AS, Schibsted Print Media AS and Schibsted Multimedia AS.

Previous positions

1985–1989 Managing Director Verdens Gang AS
1977–1985 Chief Financial Officer Verdens Gang AS

Shareholding in Nordea: 2,000*

Harald Arnkværn

Cand.jur (Law degree). Board member since 2001. Born 1939.

Law practice in cooperation with Advokatfirmaet Haavind Vislie AS.

Board Chairman of AS Vinmonopolet and Schøyen Gruppen AS.

Board member of Concordia BV, Concordia Bus AB (publ) and GIEK Kredittforsikring AS.

Chairman of Board of representatives Orkla ASA.

Previous positions

1989–2003 Partner Advokatene Haavind & Haga DA, now Advokatfirmaet Haavind Vislie AS
1974–1988 General counsel, vice president and deputy Managing Director of Den norske Creditbank

Shareholding in Nordea: 1,000*

Gunnel Duveblad

Computer Science studies at Umeå University

Board member since 2003. Born 1955.

President EDS Europe Northern Region.

Previous positions

1990–2002 Various management positions within IBM
1977–1990 Various positions within IBM

Shareholding in Nordea: 5,700*

Birgitta Kantola

Master of Law

Board member since 2003. Born 1948.

Board member of Fortum Plc, Varma Mutual Pension Insurance Company, Vasakronan AB, Civitas Holding AB and Akademiska Hus AB.

Previous positions

2001 Deputy General Manager Ålandsbanken
1995–2000 Vice president and CFO, member of the management group, International Finance Corporation (IFC), Washington, DC
1988–1995 Various management positions within Nordic Investment Bank (NIB)
1987–1988 Financial Operations Officer International Finance Corporation (IFC), Washington, DC
1980–1986 Various positions within Nordic Investment Bank (NIB)

Shareholding in Nordea: 1,000*

* Shareholdings also include shares held by family members.


Jørgen Høeg Pedersen


Maija Torkko


Bertel Finskas


Liv Haug


Nils Q Kruse


Rauni Söderlund

Claus Høeg Madsen
Cand.jur (Law degree). Board member since 2000. Born 1945.
Partner at Jonas Bruun law firm.
Board member of Genpack A/S, ISS A/S, Singer Danmark A/S and Ejendomsaktieselskabet Vennelyst.
Previous positions
1970– Lawyer at Jonas Bruun law firm
Shareholding in Nordea: 1,803*

Lars G Nordström
President and Group Chief Executive Officer
Law studies at Uppsala University
Board member since 2003. Born 1943.
Board Chairman of the Finnish Swedish Chamber of Commerce
Board member of the Swedish-American Chamber of Commerce.
Previous positions
1993– Various management positions within Nordea Group
1970–1993 Various positions within Skandinaviska Enskilda Banken
Shareholding in Nordea: 15,000*

Jørgen Høeg Pedersen
Cand.agro
Board member since 2000. Born 1938.
Managing Director of Nordea Danmark-fonden and Fonden Tietgen Kollegiet.
Board member of Ejendomsselskabet Axelborg I/S and World Union of wholesale markets.
Previous positions
1995–2003 Managing Director of Copenhagen Wholesale Market for Fruit, Vegetables and Flowers
1963–1995 Management positions within DANÆG A/S
Shareholding in Nordea: 6,673*

Maija Torkko
B.Sc. (Economics) and LL.M
Board member since 2002. Born 1946.
Senior Vice President and Corporate Controller, Nokia Corporation.
Member of the Standards Advisory Council of the International Accounting Standards Board and of the Supervisory Board of EFRAG (European Financial Reporting Advisory Group).
Previous positions
1977– Various positions within Nokia Group.
Shareholding in Nordea: 12,000*

Bertel Finskas
Board member since 2000. Born 1948.
Employee representative.
Shareholding: 1,400 Nordea*

Liv Haug
Board member since 2001. Born 1954.
Employee representative.
Shareholding: 0 Nordea*

Nils Q Kruse
Board member since 2004. Born 1950.
Employee representative.
Shareholding: 840*

Rauni Söderlund
Board member since 2003. Born 1960.
Employee representative.
Shareholding: 0 Nordea*

* Shareholdings also include shares held by family members.

Group Executive Management



Lars G Nordström
President and Group CEO.
Born 1943.
Appointed member 2000.
Shareholding: 15,000 Nordea.



Christian Clausen
Head of Asset Management & Life.
Born 1955.
Appointed member 2001.
Shareholding: 8,267 Nordea.



Lena Eriksson
Head of Group Legal and compliance.
Born 1962.
Appointed member 2004.
Shareholding: 0 Nordea.



Carl-Johan Granvik
Head of Group Credit and Risk Control, CRO.
Born 1949.
Appointed member 2000.
Shareholding: 4,175 Nordea.



Arne Liljedahl[1]
Head of Group Corporate Centre, CFO.
Born 1950.
Appointed member 2000.
Shareholding: 11,100 Nordea.



Frans Lindelöw
Deputy head of Retail Banking.
Born 1962.
Appointed member 2004.
Shareholding: 14,000 Nordea.



Markku Pohjola[1]
Head of Group Processing and Technology, Deputy CEO.
Born 1948.
Appointed member 2000.
Shareholding: 9,080 Nordea.



Tom Ruud[1]
Head of Corporate and Institutional Banking.
Born 1950.
Appointed member 2001.
Shareholding: 1,000 Nordea.



Peter Schütze[1]
Head of Retail Banking.
Born 1948.
Appointed member 2002.
Shareholding: 7,869 Nordea.

[1] Country Senior Executive

Shareholdings also include shares held by family members.

Financial information

Financial reports 2005

Nordea will publish the following financial reports during 2005:

January – March	27 April
January – June	24 August
January – September	26 October

Investor Relations

SE-105 71 Stockholm, Sweden
Tel: +46 8 614 78 51

Website

All reports and press releases are available on the Internet at: www.nordea.com

Financial reports published by the Nordea Group may be ordered via Investor Relations.

The annual reports of Nordea Bank Danmark A/S, Nordea Bank Norge ASA, Nordea Bank Finland Plc can be downloaded at www.nordea.com

The Annual Report 2004

This Annual Report covers Nordea Bank AB (publ) and pertains to the operations of the Nordea Group, whose main legal structure is presented on page 103. The original annual report is written in Swedish. This is an English version thereof. A Swedish version may be obtained upon request.

In this Annual Report, the Nordea Group presents income statements and other financial data quoted in euro (EUR).

Lay-out: Aqvilo
Production: n3prenör
Photo: Per Myrehed
Printing: Strokirk-Landströms

Nordea Bank AB (publ) | Corporate registration no. 516406-0120 | Hamngatan 10 | SE-105 71 Stockholm | Tel +46 8 614 78 00 | Fax +46 8 10 50 69 | www.nordea.com